Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

DUPONT DE NEMOURS, INC.,

NUTRITION & BIOSCIENCES, INC.,

INTERNATIONAL FLAVORS & FRAGRANCES INC.

and

NEPTUNE MERGER SUB I INC.

Dated as of December 15, 2019

TABLE OF CONTENTS

Article I

DEFINITIONS

Section 1.1	Definitions	2
Section 1.2	Cross References	20
Section 1.3	Interpretation	25

Article II

THE CLOSING

Section 2.1	Closing	28
Section 2.2	Effective Time	28

Article III

THE MERGER

Section 3.1	The Merger	29
Section 3.2	Effect on Capital Stock	29
Section 3.3	Distribution of RMT Partner Common Stock	30
Section 3.4	Fractional Shares	32
Section 3.5	Charter and Bylaws of Surviving Corporation; Directors and Officers	33
Section 3.6	RMT Partner Board	33
Section 3.7	Tax Withholding	35

Article IV

CONVERSION OF EQUITY AWARDS

Section 4.1	Remainco Equity Awards	35

Article V

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO REMAINCO

Section 5.1	Organization of Remainco	36
Section 5.2	Due Authorization	36
Section 5.3	No Conflict	37
Section 5.4	Governmental Consents	37
Section 5.5	Litigation and Proceedings	37

2

3

EXHIBITS

Exhibit A	Separation and Distribution Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Form of Employee Matters Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Intellectual Property Cross-License Agreement
Exhibit F	RMT Partner Representation Letter

4

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 15, 2019, is by and among DuPont de Nemours, Inc., a Delaware corporation (“Remainco”), Nutrition & Biosciences, Inc., a Delaware corporation and wholly owned Subsidiary of Remainco (“Spinco”), International Flavors & Fragrances Inc., a New York corporation (“RMT Partner”), and Neptune Merger Sub I Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of RMT Partner (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, RMT Partner is a New York corporation with its outstanding shares of common stock, par value $0.125 per share (“RMT Partner Common Stock”), listed and traded on the New York Stock Exchange (the “NYSE”);

WHEREAS, Remainco is a Delaware corporation with its outstanding shares of common stock, par value $0.01 per share (“Remainco Common Stock”), listed and traded on the NYSE;

WHEREAS, contemporaneously with the execution of this Agreement, Remainco, Spinco and RMT Partner are entering into the Separation and Distribution Agreement, pursuant to which Remainco will (in accordance with the Internal Reorganization) separate the Spinco Business so that, as of the Distribution, the Spinco Business is held by members of the Spinco Group;

WHEREAS, in connection with the Separation, Spinco will make the Spinco Special Cash Payment in accordance with the terms of the Separation and Distribution Agreement (and subject to the adjustments set forth therein);

WHEREAS, after the Separation and pursuant to the Separation and Distribution Agreement, Remainco will distribute to the holders of Remainco Common Stock all of the issued and outstanding shares of Spinco Common Stock (a) by means of a pro rata distribution (the “Spin-Off”) or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (the “Exchange Offer”) (to be followed by a Clean-Up Spin-Off);

WHEREAS, immediately following the Distribution and pursuant to this Agreement, at the Effective Time, the Parties will effect the merger of Merger Sub with and into Spinco, with Spinco continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, on or after the Second Merger Date, RMT Partner shall cause Spinco to merge with and into a Delaware limited liability company that is a newly formed direct wholly owned Subsidiary of RMT Partner (such Subsidiary, “Merger Sub 2”), with Merger Sub 2 continuing as the surviving entity;

WHEREAS, the Board of Directors of RMT Partner (the “RMT Partner Board”) has (a) approved and deemed advisable this Agreement and the transactions contemplated hereby, including the Merger and the RMT Partner Share Issuance, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interest of RMT Partner and its shareholders and (c) resolved to recommend the approval by the shareholders of RMT Partner of the RMT Partner Share Issuance (the “RMT Partner Recommendation”);

WHEREAS, (a) the Board of Directors of Merger Sub (the “Merger Sub Board”) has (i) approved and deemed advisable this Agreement and the transactions contemplated hereby, including the Merger, and (ii) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub; and (b) RMT Partner has approved and adopted, as Merger Sub’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, (a) the Board of Directors of Spinco (the “Spinco Board”) has (i) approved and deemed advisable this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation and the Merger, and (ii) resolved to recommend the adoption of this Agreement by Remainco, as the sole stockholder of Spinco; and (b) Remainco has approved and adopted, as Spinco’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Remainco (the “Remainco Board”) has approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement); and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger and the Second Merger qualify for the Intended Tax Treatment.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality provisions that are no less favorable in the aggregate to RMT Partner than those contained in the Confidentiality Agreement.

“Action” means any action, written demand, claim, cause of action, suit, countersuit, arbitration, formal inquiry, case, litigation, subpoena, audit, hearing, proceeding or investigation (whether civil, criminal or administrative and whether at law or in equity), in each case, by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal or authority.

“Affiliate” means, when used with respect to a specified Person, a Person that controls, is controlled by, or is under common control with such specified Person. As used herein, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution, solely for purposes of this Agreement and the other Transaction Documents, (a) each member of the Spinco Group shall be deemed not to be an Affiliate of any member of the Remainco Group and (b) each member of the Remainco Group shall be deemed not to be an Affiliate of any member of the Spinco Group.

“Ancillary Agreements” has the meaning set forth in the Separation and Distribution Agreement.

“Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including, without limitation, the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Below Investment Grade Rating” means a corporate family rating (CFR) of below “Baa3” (or the equivalent) from Moody’s Investors Services, Inc. and a long-term issuer credit rating of below “BBB-” (or the equivalent) from Standard & Poor’s Financial Services LLC.

“Business Day” means any day, other than a Saturday, Sunday, or a day on which banking institutions are authorized or obligated by Law to be closed in New York, New York, United States.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining agreement, labor agreement or similar written Contract with a labor union, labor organization or other employee representative body and each written contract with a works council.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, including the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Confidentiality Agreement” means that certain letter agreement by and between Remainco and RMT Partner, dated September 9, 2019, as supplemented from time to time.

“Consent” means any consent, waiver or approval from, authorization of or notification requirement to, any Person.

“Contract” means any legally binding contract, agreement, lease, license, indenture, note or other binding instrument, understanding or arrangement (whether written or oral). Contract shall not include any (a) Collective Bargaining Agreement, Remainco Benefit Plan, Spinco Benefit Plan, RMT Partner Benefit Plan; (b) individual purchase orders or statements of work with customers or suppliers; (c) confidentiality agreements; (d) intercompany agreements addressed by the Separation and Distribution Agreement; or (e) permit or license issued by any Governmental Authority.

“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Conversion Equity Award” has the meaning set forth in the Employee Matters Agreement.

“Conveyancing and Assumption Instruments” has the meaning set forth in the Separation and Distribution Agreement.

“Copyright” has the meaning set forth in the Separation and Distribution Agreement.

“Corteva Letter Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Data Protection Laws” has the meaning set forth in the Separation and Distribution Agreement.

“Data Security Requirements” means, with respect to any Person, (a) applicable Data Protection Laws, (b) contractual obligations of such Person and (c) such Person’s own publicly posted or otherwise binding privacy policies, in each of the foregoing clauses (a) through (c) relating to privacy, data protection, security, or processing of Personal Data by or on behalf of such Person or the business of such Person.

“DGCL” means the Delaware General Corporation Law.

“Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Date” means the “Spinco Distribution Date” as defined in the Separation and Distribution Agreement.

“Distribution Disclosure Documents” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Record Date” means the “Record Date” as defined in the Separation and Distribution Agreement.

“Distribution Registration Statement” means the registration statement on Form 10 or on Forms S-1/S-4, as applicable, to be filed by Spinco with the SEC to effect the registration under the Securities Act or the Exchange Act, as applicable, of the shares of Spinco Common Stock that will be received by holders of Remainco Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution.

“DWDP SDA” means that certain Separation and Distribution Agreement, dated as of April 1, 2019, by and among Remainco (then known as DowDuPont Inc.), Dow Inc., a Delaware corporation (“Dow”), and Corteva, Inc. (“Corteva”), a Delaware corporation (as modified, amended and/or supplemented pursuant to the Corteva Letter Agreement).

“DWDP TMA Transaction” has the meaning set forth in the Tax Matters Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, among Remainco, Spinco and RMT Partner, attached as Exhibit C to this Agreement.

“Environmental Laws” means all Laws relating to pollution or protection of the environment or, as such relates to exposure to Hazardous Materials, to human health or safety, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Materials, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, recycling, emission, discharge, labeling, management, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Laws relating to endangered or threatened species of fish, wildlife and plants and damage to and the protection of natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which together with such Person or any of its Subsidiaries would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Exchange Ratio” means the New Issuance divided by the number of shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

“FDA” means the U.S. Food and Drug Administration.

“Financing Sources” means any agent, arranger, lender, underwriter, initial purchaser, placement agent or other entity that has committed to provide, arrange, underwrite or place, or has entered into definitive agreements related to, any Financing, including the Spinco Lenders and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their Affiliates’ respective officers, directors, employees, agents, representatives and their respective successors or permitted assigns, in each case, solely in their respective capacities as such.

“Former Spinco Business Employee” has the meaning set forth in the Employee Matters Agreement.

“French Offer Letter” has the meaning set forth in the Separation and Distribution Agreement.

“French Spinco Assets” has the meaning set forth in the Separation and Distribution Agreement.

“French Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“French Spinco Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Fully Diluted RMT Partner Shares” means the number of outstanding shares of RMT Partner Common Stock as of immediately before the Effective Time on a fully-diluted, as converted and as exercised basis in accordance with the treasury stock method, including shares of RMT Partner Common Stock underlying outstanding RMT Partner Equity Awards and any other outstanding securities convertible into or exercisable for shares of RMT Partner Common Stock (including the RMT Partner Tangible Equity Units).

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” means (a) any elected or appointed governmental official (e.g., a member of a ministry of health), (b) any employee or Person acting for or on behalf of a governmental official, agency or enterprise performing a governmental function, (c) any candidate for public office, political party officer, employee or person acting for or on behalf of a political party or candidate for public office or (d) any Person otherwise categorized as a Government Official under local Law. As used in this definition, “government” includes all levels and subdivisions of U.S. and non-U.S. governments (i.e., local, regional or national and administrative, legislative or executive).

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, unit, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, taxing, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“Governmental Order” means any order, writ, judgment, ruling, injunction, decree, stipulation, consent, determination or award promulgated, enforced or entered by or with any Governmental Authority.

“Hazardous Material” means (a) any petroleum or petroleum products, radioactive materials, radon, asbestos or asbestos-containing materials in any form, lead-based paint, urea formaldehyde foam insulation, polychlorinated biphenyls or PFAS Substances; (b) any chemicals, materials, substances, compounds, mixtures, products or byproducts, biological agents, pollutants, contaminants or wastes that are now or hereafter become defined or characterized as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar import; or (c) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money (whether current or funded, fixed or contingent, secured or unsecured); (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; and (c) any guarantee by such Person (other than customary non-recourse carve-out or “badboy” guarantees) of any obligation described in the preceding clauses (a) through (c).

“Information” has the meaning set forth in the Separation and Distribution Agreement.

“Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

“Intellectual Property Cross-License Agreement” means the Intellectual Property Cross-License Agreement, substantially in the form attached hereto as Exhibit E, effective as of the date set forth in the Separation Plan, by and among members of the Remainco Group and members of the Spinco Group.

“Intended Tax Treatment” means the following U.S. federal income Tax consequences in connection with the Separation, the Contribution, the Spinco Special Cash Payment, the Merger, the Second Merger and certain related transactions:

(a) the qualification of the Contribution, Spinco Special Cash Payment and the Distribution, taken together, as a “reorganization” under Sections 355(a) and 368(a)(1)(D) of the Code;

(b) the nonrecognition of gain or loss by Remainco on the receipt of the Spinco Special Cash Payment, except to the extent the amount of the Spinco Special Cash Payment exceeds Remainco’s adjusted tax basis in Spinco Common Stock and assuming Remainco transfers to creditors or distributes to shareholders the cash received in the Spinco Special Cash Payment in pursuance of the plan of reorganization within the meaning of Section 361(b)(1) of the Code;

(c) the qualification of the Distribution as a transaction in which the Spinco Common Stock distributed to holders of Remainco Common Stock is “qualified property” for purposes of Sections 355 and 361(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code causes such Spinco Common Stock to be treated as other than “qualified property” for such purposes);

(d) the nonrecognition of income, gain or loss by Remainco and Spinco on the Contribution and the Distribution under Sections 355, 361 and/or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts, if any, taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code or the triggering or recapturing of any deferred gain or similar items (e.g. including pursuant to a gain recognition agreement or dual consolidated loss election) that is not excludable by reason of the tax-free status of the Contribution and Distribution;

(e) the nonrecognition of income, gain or loss by holders of Remainco Common Stock upon the receipt of Spinco Common Stock in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of Spinco Common Stock, if any) under Section 355 of the Code;

(f) the nonrecognition of income, gain or loss by Remainco on the distribution of the proceeds of the Spinco Special Cash Payment to Remainco creditors or shareholders under Section 361(b) of the Code; and

(g) the treatment of the Merger and the Second Merger as an integrated plan described in Revenue Ruling 2001-46, 2001-2 C.B. 321 and the qualification of the Merger and the Second Merger as a “reorganization” within the meaning of Section 368(a) of the Code pursuant to Section 368(a)(1)(A) in which no income, gain or loss will be recognized by Remainco, Spinco, Merger Sub, or the holders of Spinco Common Stock (except with respect to the receipt of cash in lieu of fractional shares of RMT Partner Common Stock).

“Interests” means shares, partnership interests, limited liability company interests, voting interests or any other equity interests in any Person.

“Internal Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” has the meaning set forth in the Separation and Distribution Agreement.

“knowledge” means (a) with respect to Remainco or Spinco, the actual knowledge of the persons set forth in Section 1.1(a) of the Spinco Disclosure Schedule and (b) with respect to RMT Partner, the actual knowledge of the persons set forth in Section 1.1(a) of the RMT Partner Disclosure Schedule.

“Know-How” has the meaning set forth in the Separation and Distribution Agreement.

“Law” means any U.S. or non-U.S. federal, national, supranational, European Union, state, provincial, local or similar statute, constitution, law, ordinance, regulation, rule, code, treaty, order, requirement or rule of law (including common law) or other binding directives, in each case, enacted, promulgated, issued, entered into or taken by any Governmental Authority or any rule or requirement of any securities exchange.

“Liability” means any liability, debts and obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due and including those arising under any Contract, Action or Governmental Order).

“Lien” means any lien (statutory or otherwise), claim, security interest, mortgage, deed of trust, charge, hypothecation, option, pledge, license, easement, title defect or use or transfer restriction.

“Loss” or “Losses” means any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

“Multiemployer Plan” means a “multiemployer plan” (as such term is defined in Section 3(37) or 4001(a)(3) of ERISA).

“New Issuance” means (a) the Fully Diluted RMT Partner Shares multiplied by (b) the quotient of 55.4 divided by 44.6.

“Off-the-Shelf Software” means Software licensed from a third party on general commercial terms that continues to be commonly available for license on general commercial terms with annual license, maintenance, support and other fees not exceeding $500,000.

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization, association or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Patent” has the meaning set forth in the Separation and Distribution Agreement.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

“Permitted Liens” means (a) mechanics,’ materialmen’s and similar Liens with respect to any amounts (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) purchase money Liens and Liens securing rental payments under capital lease agreements; (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws; (e) good faith deposits in connection with bids, tenders, leases, Contracts or other agreements, including rent security deposits; (f) pledges or deposits to secure public or statutory obligations or appeal bonds; (g) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other similar charges, instruments or encumbrances that, in each case, do not (x) secure any obligation to pay money or (y) materially impair the present use or occupancy of such real property; (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated by the present use or occupancy of the real property subject thereto; (iii) Liens not created by the Parties that affect the underlying fee interest of any leased real property which do not materially impair the present use or occupancy of such leased real property; (iv) any state of facts that an accurate survey or inspection of the property would disclose to the extent such matters or states of fact do not materially detract from the value or materially impair the present use or occupancy of such real property; and (v) any Real Property Restrictions; (h) to the extent released or terminated at or prior to the Closing Date, Liens securing payment, or any other obligations, of any Person with respect to indebtedness; (i) Liens expressly referred to in the Remainco SEC Documents or the RMT Partner SEC Documents; (j) licenses and similar grants of Intellectual Property granted in the ordinary course of business; (k) other Liens that do not (x) secure any obligation to pay money or (y) materially detract from the value, market value or marketability of, or materially impair the current use of, the assets subject thereto; and (l) Liens described on Section 1.1(b) of the RMT Partner Disclosure Schedule.

“Permitted Transfers” means transfers of Spinco Dedicated Employees out of the group of Spinco Dedicated Employees as a result of (a) arrangements existing prior to the date hereof that provide for individuals in a Field Engineer or Management Leadership Development Program or other similar leadership development or training program to rotate out of the Spinco Business in the ordinary course of such program; (b) unforeseen material personal circumstances (e.g., relocation) of Spinco Dedicated Employees that would otherwise ordinarily result in their resignation from employment which have been reasonably approved by Remainco’s Chief Human Resources Officer or the Human Resources leader of the Spinco Business, in each case, acting in good faith and taking into consideration the best interests of the Spinco Business when evaluating such proposed transfer; or (c) applications in process prior to the date hereof for open positions outside of the Spinco Group; provided, however, that in no event shall any individual in a Spinco Key Executive Role be permitted to have, undergo or otherwise experience a Permitted Transfer; provided, further that, prior to any individual who is a direct report of any individual in a Spinco Key Executive Role having, undergoing or otherwise experiencing a Permitted Transfer, Remainco’s Chief Human Resources Officer or the Human Resources leader of the Spinco Business shall consult with the Chief Human Resources Officer of RMT Partner regarding such transfer (and such Chief Human Resources Officer of RMT Partner shall act in good faith and take into consideration the best interests of the Spinco Business when evaluating such proposed transfer), and in the event that RMT Partner (x) approves of such transfer or has not rejected such transfer within five (5) Business Days following notice of such intended transfer, such transfer shall constitute a “Permitted Transfer” or (y) rejects such transfer, such transfer shall not occur and shall not constitute a “Permitted Transfer”.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Data” has the meaning set forth in the Separation and Distribution Agreement.

“PFAS Substances” means any perfluoroalkyl, polyfluoroalkyl, or perfluorooctanoic substances, perfluorooctanoic acid, hexafluoropropylene oxide (HFPO) dimer acid, and any substances colloquially referred to as “PFAS”, “PFOA”, “PFOS” and/or “GenX,” and including, in each case, any acids, salts or derivatives thereof.

“Prime Rate” means the prime rate set forth in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made.

“Processing” (and its cognates) shall have the meaning set forth in the Separation and Distribution Agreement.

“Qualified Spinco Common Stock” means Spinco Common Stock received by holders of Remainco Common Stock pursuant to the Distribution, except for any Spinco Common Stock that is received in the Distribution by holders of Remainco Common Stock who acquired their Remainco Common Stock as part of a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

“Real Property Restrictions” has the meaning set forth in the Separation and Distribution Agreement.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Material through or in the air, soil, surface water, groundwater or property.

“Remainco Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Entities” means Remainco and its Subsidiaries (other than the Spinco Entities).

“Remainco Equity Award” has the meaning set forth in the Employee Matters Agreement.

“Remainco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Material Adverse Effect” means any state of facts, circumstance, condition, change, event, development, occurrence, result or effect (each, an “Effect”) that has a material adverse effect on the ability of Remainco to consummate the Separation, the Distribution and the Merger.

“Remainco SEC Documents” means all forms, reports, Schedules, statements and other documents required to be filed or furnished by Remainco, Spinco or DowDuPont Inc. with the SEC since January 1, 2018.

“Remainco Stock Plan” has the meaning set forth in the Employee Matters Agreement.

“Remainco’s Tax Counsel” means Skadden, Arps, Slate, Meagher & Flom LLP.

“Representatives” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, consultants, other advisors or other Persons acting on behalf of such Person.

“Required Periods” means, in the case of a balance sheet, such date or dates, or, in the case of statements of earnings, cash flows and equity, such periods or periods, as are required to be provided by applicable Law (in each case, after giving effect to any waiver, amendment, modification, interpretation, guidance, or other form of relief made available by the applicable Governmental Authority) in connection with the Securities Filings and to effectuate the transactions contemplated by this Agreement, subject to Section 8.22(c) of the Spinco Disclosure Schedule.

“RMT Partner Term Credit Facility” means that certain Credit Agreement, dated as of June 6, 2018 and as amended as of July 13, 2018, among RMT Partner, certain Subsidiaries of RMT Partner, the lenders party thereto from time to time, and Morgan Stanley Senior Funding, Inc., as administrative agent.

“RMT Partner Datasite” means the datasite entitled “Project Icon” established by RMT Partner and hosted by Intralinks for purposes of due diligence of RMT Partner and the RMT Partner Subsidiaries and their respective businesses in connection with the transactions contemplated hereby.

“RMT Partner Disclosure Schedule” means the Disclosure Schedule delivered by RMT Partner to Remainco and Spinco on the date hereof and attached hereto.

“RMT Partner Employee” means each individual employed by the RMT Partner Entities immediately prior to the Effective Time.

“RMT Partner Entities” means RMT Partner and its Subsidiaries.

“RMT Partner Equity Award” means a RMT Partner Option, RMT Partner SAR, RMT Partner Restricted Stock, RMT Partner PSU Award or RMT Partner RSU Award.

“RMT Partner Key Executive Role” means the position of the principal executive officer of RMT Partner or his or her direct reports.

“RMT Partner Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the RMT Partner Entities.

“RMT Partner Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any RMT Partner Leased Real Property, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.

“RMT Partner License” means each material license or other material grant under which RMT Partner or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained or (b) is a licensor or otherwise agrees to grant or provide rights to use or register any Intellectual Property, other than (x) in the case of clause (a), licenses for unmodified, commercially available Off-the-Shelf Software used by RMT Partner or any of its Subsidiaries solely for their internal purposes or (y) in the case of clause (b), non-exclusive licenses granted in the ordinary course of business consistent with past practice.

“RMT Partner Material Adverse Effect” means any Effect that, individually or in the aggregate with such other Effects has a material adverse effect on (a) the business, condition (financial or otherwise), assets or results of operations of RMT Partner and the RMT Partner Subsidiaries, taken as a whole, or (b) the ability of the RMT Partner to consummate the Merger; provided, however, that, in the case of the foregoing clause (a) only, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is a RMT Partner Material Adverse Effect: any Effect to the extent resulting from or arising in connection with (i) any changes resulting from general market, economic, financial, capital markets, international trade (including the imposition or adjustment of tariffs) or political or regulatory conditions, (ii) any changes or proposed changes after the date hereof to applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof, (iv) any changes generally affecting the industries in which RMT Partner and the RMT Partner Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the other Transaction Documents, the identity of Spinco and Remainco as counterparties hereto, or the announcement of this Agreement or the other Transaction Documents, or the transactions contemplated hereby and thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement or the other Transaction Documents (provided that this clause (v) does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the other Transaction Documents, the consummation of the Merger or the other transactions contemplated hereby or the performance of obligations hereunder or thereunder), (vi) changes in the price or the trading volume of RMT Partner Common Stock or any change in the credit rating of RMT Partner (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any actions taken or omitted to be taken by RMT Partner or any of their Subsidiaries that are expressly required to be taken or omitted to be taken by this Agreement or the Transaction Documents, including any actions taken or omitted to be taken with the other Party’s prior written consent after disclosure to such Party of all material and relevant facts and information related to such request for consent (except, with this clause (vii) for any obligation to operate in the ordinary course or similar obligation), (viii) the failure of RMT Partner to meet internal or analysts’ expectations or projections of results of operations for any future period (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition) or (ix) any Action brought by any RMT Partner shareholder arising from or relating to the Merger or the other transactions contemplated by this Agreement or the Transaction Documents, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on RMT Partner and the RMT Partner Subsidiaries, taken as a whole, as compared to other participants in the industries in which RMT Partner and the RMT Partner Subsidiaries conduct their businesses.

“RMT Partner Option” means an option to purchase a share of RMT Partner Common Stock.

“RMT Partner Owned Intellectual Property” means all Intellectual Property owned by RMT Partner or the RMT Partner Subsidiaries, including RMT Partner Registered Intellectual Property.

“RMT Partner Owned Real Property” means all of the real property owned by the RMT Partner Entities.

“RMT Partner Products” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of RMT Partner or any RMT Partner Subsidiaries.

“RMT Partner PSU Award” means a performance-vesting restricted stock unit award in respect of a share of RMT Partner Common Stock.

“RMT Partner Registered Intellectual Property” means all Intellectual Property that is owned by RMT Partner or any RMT Partner Subsidiary and registered, filed, issued or granted under the authority of, with or by any Governmental Authority.

“RMT Partner Registration Statement” means the registration statement on Form S-4 to be filed by RMT Partner with the SEC to effect the registration under the Securities Act of the issuance of the shares of RMT Partner Common Stock that will be received by holders of Spinco Common Stock pursuant to the Merger.

“RMT Partner Representation Letter” means the Tax Representation Letter of RMT Partner in substantially the form of Exhibit F hereto, as may be amended from time to time by mutual agreement of RMT Partner and Remainco, each acting reasonably and in good faith, and Remainco’s Tax Counsel.

“RMT Partner Restricted Stock” means a restricted share of RMT Partner Common Stock.

“RMT Partner Revolving Credit Agreement” means that certain Credit Agreement, dated as of November 9, 2011, among RMT Partner, certain of its Subsidiaries party thereto, the lenders party thereto from time to time, and Citibank, N.A., as administrative agent, as amended and restated as of December 2, 2016 and as amended as of May 21, 2018, June 6, 2018 and July 13, 2018.

“RMT Partner RSU Award” means a time-vesting restricted stock unit award in respect of a share of RMT Partner Common Stock.

“RMT Partner SAR” means a stock appreciation right in respect of RMT Partner Common Stock.

“RMT Partner Share Issuance” means the shares of RMT Partner Common Stock issued in connection with Section 3.2 of this Agreement in an amount equal to the New Issuance.

“RMT Partner Shareholder Approval” means the approval of the RMT Partner Share Issuance by the affirmative vote of a majority of the votes cast by holders of RMT Partner Common Stock entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose.

“RMT Partner Stock Plan” means, collectively, the International Flavors & Fragrances Inc. 2015 Stock Award and Incentive Plan, the International Flavors & Fragrances Inc. 2018 Stock Award and Incentive Plan and any other equity incentive compensation plan under which RMT Partner Equity Awards may be outstanding as of the date hereof or hereafter.

“RMT Partner Subsidiaries” means all direct and indirect Subsidiaries of RMT Partner.

“RMT Partner Tangible Equity Units” means those certain tangible equity units of RMT Partner, comprised of (a) a prepaid stock contract to be settled by delivery of a specified number of shares of RMT Partner Common Stock and (b) a senior amortizing note, with an initial principal amount of $8.4529 and a final installment payment date of September 15, 2021.

“Sanction(s)” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced by the U.S. government (including, but not limited to, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State), the United Nations Security Council, the European Union or Her Majesty’s Treasury.

“Sanctioned Jurisdiction” means, at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Party” means any Person that is the target of Sanctions, including, without limitation, (a) any Person identified in any Sanctions-related list of sanctioned Persons administered by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, or Her Majesty’s Treasury of the United Kingdom, as amended from time to time; (b) any Person located, organized or resident in a Sanctioned Jurisdiction; or (c) any Person owned, directly or indirectly, or controlled by any such Person described in the foregoing clauses (a) and (b).

“SEC” means the U.S. Securities and Exchange Commission, and, as applicable, the staff thereof.

“Second Merger Date” means the date that is the earlier of (a) thirty (30) days after the Effective Time and (b) the later of (i) the date before the first quarter-end or year-end after the Effective Time and (ii) fifteen (15) days after the Effective Time, or such shorter period as the Parties may agree to in good faith.

“Securities Act” means the U.S. Securities Act of 1933.

“Separation” has the meaning set forth in the Separation and Distribution Agreement.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement, dated as of the date hereof, among Remainco, Spinco and RMT Partner, attached as Exhibit A to this Agreement.

“Separation Plan” has the meaning set forth in the Separation and Distribution Agreement.

“Site Services Agreement” means the Site Services Agreements effective as of the time of the Distribution (or such earlier time as may be set forth in the Separation Plan), by and between members of the Remainco Group and the Spinco Group, as applicable.

“Software” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Datasite” means the datasite entitled “Project Neptune” established by Remainco and hosted by Intralinks for purposes of due diligence of the Spinco Business in connection with the transactions contemplated hereby.

“Spinco Dedicated Employee” means each individual described in Section 1.01(a)(i) of the Employee Matters Agreement (and, for the avoidance of doubt, not including any individual in a corporate or functional department to be identified pursuant to Section 1.01(a)(ii) of the Employee Matters Agreement).

“Spinco Disclosure Schedule” means the Disclosure Schedule delivered by Remainco and Spinco to RMT Partner on the date hereof and attached hereto.

“Spinco Employee” has the meaning set forth in the Employee Matters Agreement.

“Spinco Entities” means Spinco and the Spinco Subsidiaries after giving effect to the Separation.

“Spinco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Key Executive Role” means the position of the principal executive officer of Spinco or his or her direct reports.

“Spinco Leased Real Property” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any Spinco Leased Real Property, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.

“Spinco Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco License” means each material license or other material grant under which Spinco or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained, or (b) is a licensor or otherwise agrees to grant or provide, rights to use any Intellectual Property, other than (x) in the case of clause (a), licenses for unmodified, commercially available Off-the-Shelf Software used by Spinco or any of its Subsidiaries solely for their internal purposes or (y) in the case of clause (b), non-exclusive licenses granted in the ordinary course of business consistent with past practice.

“Spinco Material Adverse Effect” means any Effect that, individually or in the aggregate with such other Effects has a material adverse effect on (a) the business, condition (financial or otherwise), assets or results of operations of Spinco and the Spinco Subsidiaries, taken as a whole, or (b) the ability of Spinco to consummate the Separation, the Distribution and the Merger; provided, however, that, in the case of the foregoing clause (a) only, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is a Spinco Material Adverse Effect: any Effect to the extent resulting from or arising in connection with (i) any changes resulting from general market, economic, financial, capital markets, international trade (including the imposition or adjustment of tariffs) or political or regulatory conditions, (ii) any changes or proposed changes after the date hereof to applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof, (iv) any changes generally affecting the industries in which Spinco and the Spinco Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the other Transaction Documents, the identity of RMT Partner as a counterparty hereto, or the announcement of this Agreement or the other Transaction Documents, or the transactions contemplated hereby and thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement or the other Transaction Documents (provided that this clause (v) does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the other Transaction Documents, the consummation of the Merger or the other transactions contemplated hereby or the performance of obligations hereunder or thereunder), (vi) any actions taken or omitted to be taken by Remainco or Spinco (or any of their Subsidiaries) that are expressly required to be taken or omitted to be taken by this Agreement or the Transaction Documents, including any actions taken or omitted to be taken with the other Party’s prior written consent after disclosure to such Party of all material and relevant facts and information related to such request for consent (provided that this clause (vi) does not apply in the context of (x) any obligation to operate in the ordinary course or similar obligation or (y) any obligation under Section 8.20(b)), (vii) the failure of Remainco or Spinco to meet internal or analysts’ expectations or projections of results of operations for future period (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (viii) any matters relating to or arising from a Remainco Liability (after taking into account the benefits of any applicable provisions of the Separation and Distribution Agreement) or (ix) any Action brought by any stockholder of Remainco arising from or relating to the Distribution Disclosure Documents, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on Spinco and the Spinco Subsidiaries, taken as a whole, as compared to other participants in the industries in which Spinco and the Spinco Subsidiaries conduct their businesses.

“Spinco Owned Intellectual Property” means all Intellectual Property owned by Spinco or the Spinco Subsidiaries (after giving effect to the Separation), including Spinco Registered Intellectual Property.

“Spinco Owned Real Property” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Products” means products of the Spinco Business that are regulated by the FDA or similar foreign Governmental Authority.

“Spinco Registered Intellectual Property” means all Intellectual Property that is owned by any Spinco Entity and registered, filed, issued or granted under the authority of, with or by any Governmental Authority, including the Patents set forth on Schedule 1.1(232)(a) of the Separation and Distribution Agreement, the Trademarks set forth on Schedule 1.1(232)(b) of the Separation and Distribution Agreement, the domain names set forth on Schedule 1.1(232)(c) of the Separation and Distribution Agreement and the Copyrights set forth on Schedule 1.1(232)(d) of the Separation and Distribution Agreement.

“Spinco Special Cash Payment” has the meaning set forth in the Separation and Distribution Agreement (including any adjustment thereof in connection with the calculation of the “Final Spinco Special Cash Payment” as set forth therein).

“Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco after giving effect to the Separation.

“Subsidiary” means, when used with respect to any Person, (a) a corporation in which such Person or one or more Subsidiaries of such Person, directly or indirectly, owns capital stock having a majority of the total voting power in the election of directors of all outstanding shares of all classes and series of capital stock of such corporation entitled generally to vote in such election; and (b) any other Person (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the members of the governing body of such first-named Person; provided, however, that, with respect to Spinco, “Subsidiary” shall not include the Persons set forth on Section 1.1(c) of the Spinco Disclosure Schedule.

“Supply Agreement” means the Supply Agreement, to be entered at or prior to the Spinco Distribution, by and between Remainco or a member of the Remainco Group, on the one hand, and Spinco or a member of the Spinco Group, on the other hand, which will provide for the supply of certain products from one party and its Affiliates to the other party and its Affiliates, to ensure the continuation of supply of such products to such party after the Closing.

“Tax” or “Taxes” has the meaning set forth in the Tax Matters Agreement.

“Tax Law” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement, substantially in the form attached hereto as Exhibit B, to be entered into by and among Remainco, Spinco and RMT Partner on or prior to the Distribution Date.

“Tax Representation Letters” means (a) the RMT Partner Representation Letter and (b) Tax representation letters containing customary representations and covenants relevant to the qualification of the Merger, the Second Merger, Contribution, Distribution and the Spinco Special Cash Payment for the Intended Tax Treatment and substantially in compliance with IRS published advance ruling guidelines, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Remainco’s Tax Counsel, executed by Spinco and Remainco.

“Tax Returns” has the meaning set forth in the Separation and Distribution Agreement.

“Tender Offer Statement” means the tender offer statement on Schedule TO to be filed by Remainco with the SEC if the Distribution is effected in whole or in part as an exchange offer.

“Trademark” has the meaning set forth in the Separation and Distribution Agreement.

“Trademarks Cross-License Agreement” means the Trademarks Cross-License Agreement effective as of the time set forth in the Separation Plan, by and between one or more members of the Remainco Group, as licensor, and one or more members of the Spinco Group, as licensee.

“Transaction Documents” means this Agreement, the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Intellectual Property Cross-License Agreement, the Trademarks Cross-License Agreement, the Supply Agreement, the Site Services Agreement and the other Ancillary Agreements, including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached hereto as Exhibit D, effective as of the time set forth in the Separation Plan, by and between one or more members of the Remainco Group and one or more members of the Spinco Group.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Willful Breach” means, with respect to any representations, warranties, covenants or agreements of a Party set forth in this Agreement, an action or omission taken or omitted to be taken by such Party which in and of itself constitutes a material breach of such Party’s representations, warranties, covenants or agreements set forth herein and that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such representations, warranties, covenants or agreements.

“Withdrawal Liability” means liability to or with respect to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

INDEX OF DEFINED TERMS

Term	Section
Contribution	Section 1.1
€	Section 1.3(h)
Acceptable Confidentiality Agreement	Section 1.1
Action	Section 1.1
Affiliate	Section 1.1
Agreement	Preamble
Alternative Financing	Section 8.7(b)
Ancillary Agreements	Section 1.1
Anti-Corruption Laws	Section 1.1
Audited Financial Statements	Section 8.22(a)
Below Investment Grade Rating	Section 1.1
Business Day	Section 1.1
Certificate of Merger	Section 2.2(a)
Clean-Up Spin-Off	Section 8.14
Closing	Section 2.1
Closing Date	Section 2.1
Code	Section 1.1

Collective Bargaining Agreement	Section 1.1
Commitment Fees	Section 8.7(h)
Competing Proposal	Section 8.10(e)(i)
Competing Spinco Proposal	Section 8.10(f)
Competition Laws	Section 1.1
Confidentiality Agreement	Section 1.1
Consent	Section 1.1
Continuing Remainco Designee	Section 3.6(d)
Continuing RMT Partner Designee	Section 3.6(e)
Contract	Section 1.1
control	Section 1.1
controlled by	Section 1.1
Conversion Equity Award	Section 1.1, Section 1.1, Section 1.1
Conveyancing and Assumption Instruments	Section 1.1
Data Security Requirements	Section 1.1
Debt Financing	Section 8.7(a)
DGCL	Section 1.1
Disclosure Schedule	Section 1.3(a)(i)
Distribution	Section 1.1
Distribution Agent	Section 3.3(a)
Distribution Date	Section 1.1
Distribution Record Date	Section 1.1
Distribution Registration Statement	Section 1.1
DWDP SDA	Section 1.1
DWDP TMA Transaction	Section 1.1
Effective Time	Section 2.2(a)
Employee Matters Agreement	Section 1.1
Environmental Laws	Section 1.1
ERISA	Section 1.1
ERISA Affiliate	Section 1.1
EUR	Section 1.3(h)
Exchange Act	Section 1.1
Exchange Agent	Section 3.3(b)
Exchange Fund	Section 3.3(b)
Exchange Offer	Recitals
Exchange Ratio	Section 1.1
FCPA	Section 1.1
FDA	Section 1.1
FDCA	Section 6.18(a)
First Extended Outside Date	Section 10.1(c)
Former Spinco Business Employee	Recitals
French Offer Letter	Section 1.1
French Spinco Assets	8.23(a), Section 1.1
French Spinco Business	8.23(a), Section 1.1
French Spinco Liabilities	8.23(a), Section 1.1
Fully Diluted RMT Partner Shares	Section 1.1

GAAP	Section 1.1
government	Section 1.1
Government Official	Section 1.1
Governmental Authority	Section 1.1
Governmental Order	Section 1.1
Hazardous Material	Section 1.1
HSR Act	Section 1.1
Indebtedness	Section 1.1
Indemnified Parties	Section 8.8
Initial Outside Date	Section 10.1(c)
Intellectual Property	Section 1.1
Intended Tax Treatment	Section 1.1
Interests	Section 1.1
Interim Period	Section 8.1(a)
Internal Reorganization	Section 1.1
IRS	Section 1.1
knowledge	Section 1.1
Law	Section 1.1
Legal Restraint	Section 9.1(g)
Liability	Section 1.1
Lien	Section 1.1
Losses	Section 1.1
Merger	Section 3.1
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	Section 3.2(b)
Multiemployer Plan	Section 1.1
New Issuance	Section 1.1
Non-U.S. RMT Partner Benefit Plan	Section 7.13(a)
Non-U.S. Spinco Benefit Plan	Section 6.13(a)
NYSE	Recitals
OFAC	Section 1.1
Off-the-Shelf Software	Section 1.1
Organizational Documents	Section 1.1
Other Covered Party	Section 1.1
Outside Date	Section 10.1(c)
Parties	Preamble
Party	Preamble
Permits	Section 1.1
Permitted Liens	Section 1.1
Person	Section 1.1
PHSA	Section 6.18(a)
Prime Rate	Section 1.1
Proxy Statement	Section 8.4(a)
Qualified Spinco Common Stock	Section 1.1
Real Property Use Restrictions	Section 1.1

Release	Section 1.1
Remainco	Preamble
Remainco Assets	Section 1.1
Remainco Benefit Plan	Section 6.13(a)
Remainco Board	Recitals
Remainco Business	Section 1.1
Remainco Common Stock	Recitals
Remainco Designees	Section 3.6(a)
Remainco Entities	Section 1.1
Remainco Equity Award	Section 1.1
Remainco Expenses	Section 10.3(c)
Remainco Group	Section 1.1
Remainco Liabilities	Section 1.1
Remainco Material Adverse Effect	Section 1.1
Remainco SEC Documents	Section 1.1
Remainco Tax Opinion	Section 8.3(b)
Remainco’s Tax Counsel	Section 1.1
Remedies Exception	Section 5.2(c)
Representative	Section 1.1
Required Consents	Section 8.6(a)
RMT Partner	Preamble
RMT Partner Acquisition Agreement	Section 8.10(a)
RMT Partner Affiliate Contract	Section 7.23
RMT Partner Benefit Plan	Section 7.13(a)
RMT Partner Board	Recitals
RMT Partner Business	Section 7.20(a)(iii)
RMT Partner Change in Recommendation	Section 8.10(c)
RMT Partner Datasite	Section 1.1
RMT Partner Designees	Section 3.6(a)
RMT Partner Disclosure Schedule	Section 1.1
RMT Partner Employee	Section 1.1
RMT Partner Entities	Section 1.1
RMT Partner Equity Award	Section 1.1
RMT Partner Healthcare Laws	Section 7.18(b)
RMT Partner Leased Real Property	Section 1.1
RMT Partner Leases	Section 1.1
RMT Partner License	Section 1.1
RMT Partner Material Adverse Effect	Section 1.1
RMT Partner Material Contracts	Section 7.11(a)
RMT Partner Option	Section 1.1
RMT Partner Owned Intellectual Property	Section 1.1
RMT Partner Owned Real Property	Section 1.1
RMT Partner Products	Section 1.1
RMT Partner PSU Award	Section 1.1
RMT Partner Recommendation	Recitals
RMT Partner Registered Intellectual Property	Section 1.1

RMT Partner Registration Statement	Section 1.1
RMT Partner Regulatory Agency	Section 7.18(a)
RMT Partner Regulatory Permits	Section 7.18(a)
RMT Partner Representation Letter	Section 1.1
RMT Partner Revolving Credit Agreement	Section 1.1
RMT Partner RSU Award	Section 1.1
RMT Partner SAR	Section 1.1
RMT Partner SEC Documents	Section 7.8(a)
RMT Partner Share Issuance	Section 1.1
RMT Partner Shareholder Approval	Section 1.1
RMT Partner Shareholders Meeting	Section 8.5(a)
RMT Partner Stock Plan	Section 1.1
RMT Partner Subsidiaries	Section 1.1
RMT Partner Term Credit Facility	Section 1.1
RMT Partner Voting Debt	Section 7.6(b)
Sanction(s)	Section 1.1
Sanctioned Jurisdiction	Section 1.1
Sanctioned Party	Section 1.1
SEC	Section 1.1
Securities Act	Section 1.1
Securities Filings	Section 8.4(a)
Separation	Section 1.1
Separation and Distribution Agreement	Section 1.1
Separation Plan	Section 1.1
Software	Section 1.1
Spinco	Preamble
Spinco Affiliate Contract	Section 6.23
Spinco Assets	Section 1.1
Spinco Benefit Plan	Section 6.13(a)
Spinco Board	Recitals
Spinco Business	Section 1.1
Spinco Commitment Letter	Section 8.7(a)
Spinco Common Stock	Section 6.6(a)
Spinco Datasite	Section 1.1
Spinco Dedicated Employee	Section 1.1
Spinco Disclosure Schedule	Section 1.1
Spinco Employee	Section 1.1
Spinco Entities	Section 1.1
Spinco Group	Section 1.1
Spinco Healthcare Laws	Section 6.18(b)
Spinco Key Executive Role	Section 1.1
Spinco Leased Real Property	Section 1.1
Spinco Leases	Section 1.1
Spinco Lenders	Section 8.7(a)
Spinco Liabilities	Section 1.1
Spinco License	Section 1.1

Spinco Material Adverse Effect	Section 1.1
Spinco Material Contracts	Section 6.11(a)
Spinco Owned Intellectual Property	Section 1.1
Spinco Owned Real Property	Section 1.1
Spinco Products	Section 1.1
Spinco Registered Intellectual Property	Section 1.1
Spinco Regulatory Agency	Section 6.18(a)
Spinco Regulatory Permits	Section 6.18(a)
Spinco Special Cash Payment	Section 1.1
Spinco Subsidiaries	Section 1.1
Spinco Voting Debt	Section 6.6(b)
Spin-Off	Recitals
Split Off TO	Section 8.4(a)
Subsequent Audited Spinco Financial Statements	Section 8.22(a)
Subsequent Unaudited Spinco Financial Statements	Section 8.22(a)
Subsidiary	Section 1.1
Superior Proposal	Section 8.10(e)(ii)
Superior Proposal Notice	Section 8.10(c)
Supply Agreement	Section 1.1
Surviving Corporation	Section 3.1
Tax Matters Agreement	Section 1.1
Tax Representation Letters	Section 1.1
Tax Returns	Section 1.1
Taxes	Section 1.1
Tender Offer Statement	Section 1.1
Termination Payment	Section 10.3(b)
Threshold Percentage	Section 3.2(d)
Transaction Documents	Section 1.1
Transition Services Agreement	Section 1.1
Treasury Regulations	Section 1.1
under common control with	Section 1.1
Willful Breach	Section 1.1
Withdrawal Liability	Section 1.1

Section 1.3 Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (G) the word “or” shall be disjunctive but not exclusive; (H) the word “from” (when used in reference to a period of time) means “from and including” and the word “through” (when used in reference to a period of time or an enumeration of provisions of this Agreement) means “through and including”; (I) the word “threat” or “threatened” shall be deemed to be immediately followed by the words “in writing” and (J) the words “ordinary course of business” shall be deemed to mean the “ordinary course of business consistent with past practice”;

(ii) references to any federal, state, local, or foreign statute or Law shall (A) include all rules and regulations promulgated thereunder and (B) be to that statute or Law as amended, modified or supplemented from time to time; and

(iii) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) Any reference to a “month” shall mean a calendar month.

(e) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(f) The terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g) All monetary figures shall be in United States dollars unless otherwise specified.

(h) All references to “EUR,” or “€” are to the lawful currency of the European Union.

(i) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a Spinco Material Adverse Effect or RMT Partner Material Adverse Effect, as applicable, or materiality.

(j) Unless otherwise expressly provided for in any such representation or warranty, each of the representations and warranties of the Parties set forth herein shall be deemed to be made as if the Separation has been consummated as of the date such representations and warranties are made hereunder.

(k) The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party not later than one (1) day prior to the date hereof pursuant to the RMT Partner Datasite or the Spinco Datasite or via other electronic transmission on an “outside counsel only” basis, as applicable, or (ii) made publicly available in the Remainco SEC Documents or the RMT Partner SEC Documents, as applicable, not later than one (1) day prior to the date hereof.

(l) It is understood and agreed that the (i) specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts or higher or lower amounts, are or are not material and (ii) the inclusion of any specific item in the Spinco Disclosure Schedule or the RMT Partner Disclosure Schedule is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business, and, in each case, no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Spinco Disclosure Schedule or the RMT Partner Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Spinco Disclosure Schedule or the RMT Partner Disclosure Schedule is or is not material for purposes of this Agreement or are within or outside of the ordinary course of business. The information contained in this Agreement and in the Spinco Disclosure Schedule and the RMT Partner Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party to any third Person of any matter whatsoever, including any violation of applicable Law or breach of Contract.

(m) Nothing contained in Article V, Article VI or Article VII shall be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 6.29(b) and Section 7.29(b) to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(n) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Article IX without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

ARTICLE II

THE CLOSING

Section 2.1 Closing.

(a) Unless the transactions herein contemplated shall have been abandoned and this Agreement is terminated pursuant to Section 10.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall be effected by the exchange of documents by electronic transmission, or, if such exchange is not practicable, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at Four Times Square, New York, NY 10036 at 9:00 a.m., New York City time, on the date that is three (3) Business Days after the conditions set forth in Article IX (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and any other conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction of those conditions and those set forth in Section 9.1(b) and Section 9.1(c)) have been satisfied (or, to the extent permitted by applicable Law, waived), unless another date, time or place is agreed to in writing by Remainco and RMT Partner; provided that the Closing shall not occur prior to January 4, 2021. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

(b) On or after the Second Merger Date, Spinco shall be merged with and into Merger Sub 2, whereupon the separate existence of the Spinco shall cease, and Merger Sub 2 shall continue as the surviving company and shall continue to be a wholly owned Subsidiary of RMT Partner (the “Second Merger”).

Section 2.2 Effective Time.

(a) On the Closing Date, Spinco and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as RMT Partner and Remainco shall agree and cause Spinco and Merger Sub to specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

(b) From and after the Closing, each Party shall take or continue to take all such other actions as may be provided for or required pursuant to Article III or any other provision of this Agreement that by its terms contemplates performance after the Closing Date.

ARTICLE III

THE MERGER

Section 3.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into Spinco (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and Spinco shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, Spinco shall become a direct wholly owned Subsidiary of RMT Partner. References herein to “Spinco” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 3.2 Effect on Capital Stock.

(a) Conversion of Spinco Capital Stock.

(i) Each share of Spinco Common Stock issued and outstanding as of the Effective Time (other than shares canceled in accordance with Section 3.2(a)(ii)) shall be automatically converted into the right to receive a number of shares or, subject to Section 3.4, a fraction of a share, of RMT Partner Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.2(a)(iv) and Section 3.2(d).

(ii) Each share of Spinco Common Stock held by Spinco as treasury stock or by Remainco (other than shares of Spinco Common Stock held for the sole benefit of Persons other than a member of the Remainco Group), in each case, following the Distribution and immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(iii) Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.2, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the shares of RMT Partner Common Stock as provided in Section 3.2(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.3(d).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of RMT Partner Common Stock or Spinco Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to RMT Partner Common Stock or Spinco Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time, other than, in the case of Spinco Common Stock, to the extent contemplated in the Separation and Distribution Agreement (including the Internal Reorganization or in connection with the Spin-Off, Exchange Offer or Clean-Up Spin-Off, where Remainco shall be entitled to cause the number of outstanding shares of Spinco Common Stock to be an amount that it determines in its sole and absolute discretion); provided that nothing in this Section 3.2(a)(iv) shall be construed to permit Remainco, Spinco or RMT Partner to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b) Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) RMT Partner Common Stock. Each share of RMT Partner Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.

(d) Exchange Ratio True Up. If the percentage of outstanding shares of RMT Partner Common Stock to be received by the former holders of Spinco Common Stock with respect to Qualified Spinco Common Stock would be less than 50.1% (the “Threshold Percentage”) of all the stock of RMT Partner immediately following the consummation of the Merger (including (i) any instruments that are treated as equity for U.S. federal income Tax purposes and (ii) any stock that may be issued after the Effective Time, pursuant to the exercise or settlement of an option or other contract acquired or entered into on or before the Effective Time that may be regarded as having been acquired or entered into before the Effective Time as part of a “plan” of which the Distribution is a part within the meaning of Section 355(e) of the Code, determined without regard to any adjustment pursuant to this Section 3.2(d)), then upon Remainco’s election, the Exchange Ratio shall be increased such that the number of shares of RMT Partner Common Stock to be received in the Merger by holders of Spinco Common Stock immediately prior to the Effective Time with respect to Qualified Spinco Common Stock pursuant to Section 3.2(a)(i) represents the Threshold Percentage. The Parties agree that this Section 3.2(d) is intended to ensure that the Merger does not cause Section 355(e) of the Code to apply to the Distribution, and that this Section 3.2(d) shall be interpreted consistently therewith, including with respect to any calculation of the Threshold Percentage.

Section 3.3 Distribution of RMT Partner Common Stock.

(a) Distribution Agent. Pursuant to Article IV of the Separation and Distribution Agreement, the Exchange Agent (as defined below, and acting as “Distribution Agent” thereunder) shall hold, for the account of the relevant Remainco stockholders, book-entry shares representing all of the outstanding shares of Spinco Common Stock distributed in the Distribution. Such shares of Spinco Common Stock shall be converted into shares of RMT Partner Common Stock in accordance with the terms of this Section 3.3.

(b) Exchange Agent. Prior to the Effective Time, Remainco shall appoint the agent set forth on Section 3.3(b) of the Spinco Disclosure Schedule as exchange agent in the Merger (the “Exchange Agent”) pursuant to a customary exchange agent agreement (to which Remainco, Spinco and RMT Partner shall be parties) providing for, among other things, the matters set forth in this Section 3.3 and otherwise reasonably satisfactory to the parties. Prior to or at the Effective Time, RMT Partner shall deposit or cause to be deposited with the Exchange Agent, for the benefit of Persons who received shares of Spinco Common Stock in the Distribution and for distribution in accordance with this Article III, through the Exchange Agent, shares of RMT Partner Common Stock in book-entry form representing the shares of RMT Partner Common Stock issuable pursuant to Section 3.2 upon conversion of outstanding shares of Spinco Common Stock (such shares of RMT Partner Common Stock, together with together with any dividends or distributions with respect thereto pursuant to Section 3.3(d) and other amounts payable in accordance with Section 3.4, being hereinafter referred to as the “Exchange Fund”). Immediately following the Effective Time, the Exchange Agent shall, pursuant to irrevocable instructions which shall be delivered from RMT Partner to the Exchange Agent immediately following the Effective Time, deliver the RMT Partner Common Stock contemplated to be issued pursuant to Section 3.2 from the shares of RMT Partner Common Stock held in the Exchange Fund. If RMT Partner deposits such shares into the Exchange Fund prior to the Effective Time and the Merger is not consummated, the Exchange Agent shall promptly return such shares to RMT Partner. If for any reason the Exchange Fund is inadequate to deliver all shares of RMT Partner Common Stock in respect of the conversion of shares of Spinco Common Stock for shares of RMT Partner Common Stock pursuant to Section 3.2(a)(i), RMT Partner shall take all steps necessary to, at or prior to the Effective Time, deposit in trust with the Exchange Agent additional shares of RMT Partner Common Stock sufficient to make all such deliveries. The Exchange Fund shall not be used for any other purpose.

(c) Exchange Procedures.

(i) Promptly after the Effective Time, the Exchange Agent shall, and RMT Partner shall cause the Exchange Agent to, deliver to each Person who was the record holder of shares of Spinco Common Stock following the Distribution and immediately prior to the Effective Time a book-entry authorization representing the number of whole shares of RMT Partner Common Stock, from the Exchange Fund, that such holder has the right to receive pursuant to the provisions of Section 3.2(a)(i) (and cash in lieu of fractional shares of RMT Partner Common Stock, as contemplated by Section 3.4, together with any dividends or other distributions pursuant to Section 3.3(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to RMT Partner Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of the Persons entitled thereto.

(ii) From and after the Effective Time, any shares formerly representing shares of Spinco Common Stock will represent only the right to receive shares of RMT Partner Common Stock (and cash in lieu of any fractional share of RMT Partner Common Stock as contemplated by Section 3.4 and any dividends or other distributions pursuant to Section 3.3(d)).

(d) Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made with respect to RMT Partner Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the former holders of Spinco Common Stock with respect to any shares of RMT Partner Common Stock that are not able to be distributed by the Exchange Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of RMT Partner Common Stock, there shall be paid to the record holder of such shares of RMT Partner Common Stock, without interest, (i) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of RMT Partner Common Stock to which such holder is entitled pursuant to Section 3.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of RMT Partner Common Stock, and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares of RMT Partner Common Stock and a payment date subsequent to the distribution of such shares of RMT Partner Common Stock payable with respect to such whole shares of RMT Partner Common Stock. RMT Partner shall deposit in the Exchange Fund all such dividends and distributions.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including proceeds of any investment thereof, if any) that remains undistributed to the former holders of Spinco Common Stock on the one-year anniversary of the Merger shall, subject to any abandoned property, escheat or similar Law, be delivered to RMT Partner, upon demand, and any former holders of Spinco Common Stock who have not theretofore received shares of RMT Partner Common Stock in accordance with this Article III shall thereafter look only to RMT Partner, as general creditors thereof, for the consideration to which they are entitled pursuant to Section 3.2(a)(i), any cash in lieu of fractional shares of RMT Partner Common Stock to which they may be entitled pursuant to Section 3.4 and any dividends or other distributions with respect to the RMT Partner Common Stock to which they may be entitled pursuant to Section 3.3(d) (subject to any abandoned property, escheat or similar law).

(f) No Liability. None of Remainco, Spinco, RMT Partner, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any portion of the Exchange Fund (or dividends or distributions with respect to RMT Partner Common Stock) or any cash properly delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.

(g) No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Spinco Common Stock in connection with the Merger.

(h) Spinco Stock Transfer Books. From and after the Effective Time, the stock transfer books of Spinco shall be closed and there shall be no further registration of transfers of Spinco Common Stock thereafter on the books or records of Spinco.

Section 3.4 Fractional Shares.

(a) No certificates or scrip representing fractional shares of RMT Partner Common Stock or book-entry credit of the same shall be issued to any holder of Spinco Common Stock upon the conversion of Spinco Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of RMT Partner. All fractional shares of RMT Partner Common Stock that a holder of shares of Spinco Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger, in the open market or otherwise, in each case at then-prevailing market prices, and in no case later than five (5) Business Days after the time of the Merger. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes and brokerage charges, commissions and conveyance and similar Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger. Until the proceeds of such sale or sales have been distributed to the holders of Spinco Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger.

(b) Remainco, Spinco, RMT Partner and Merger Sub acknowledge that payment of the cash consideration in lieu of issuing fractional shares of RMT Partner Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to RMT Partner that would otherwise be caused by the issuance of fractional shares of RMT Partner Common Stock.

Section 3.5 Charter and Bylaws of Surviving Corporation; Directors and Officers.

(a) The charter of Spinco immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of RMT Partner, Merger Sub, Spinco or the holders of Spinco Common Stock, shall be the charter of the Surviving Corporation until thereafter amended in accordance with such charter and applicable Law.

(b) The bylaws of Spinco immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of RMT Partner, Merger Sub, Spinco or the holders of Spinco Common Stock, shall be the bylaws of the Surviving Corporation until thereafter duly amended in accordance with the charter of the Surviving Corporation, such bylaws and applicable Law.

(c) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation, and the officers of Spinco immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified or until such director’s or officer’s earlier death, resignation or removal.

Section 3.6 RMT Partner Board.

(a) At the Effective Time, the RMT Partner Board shall consist of thirteen (13) directors. Prior to the Effective Time, Remainco and RMT Partner shall each designate directors such that, at the Effective Time, the RMT Partner Board shall be comprised of: (i) the Executive Chairman of Remainco as of the date hereof; (ii) the Chairman and Chief Executive Officer of RMT Partner as of immediately prior to the Effective Time (who shall be the Chairman and Chief Executive Officer of RMT Partner as of immediately after the Effective Time); (iii) five (5) directors, designated by the Remainco Board, which shall be in addition to the Executive Chairman of Remainco as of the date hereof (the “Remainco Designees”); and (iv) six (6) directors, designated by the RMT Partner Board, each of whom shall be a director of RMT Partner prior to the Effective Time and shall be in addition to the Chairman and Chief Executive Officer of RMT Partner as of immediately prior to the Effective Time (the “RMT Partner Designees”). If the Closing shall have occurred, the Executive Chairman of Remainco shall assume the role of Lead Independent Director of RMT Partner (i) on June 1, 2021 or (ii) if Closing occurs after June 1, 2021, on the Closing Date.

(b) In the event that, prior to the Effective Time, a Remainco Designee is unable or unwilling to serve on the RMT Partner Board as a result of illness, death, resignation or any other reason, the Remainco Board shall be entitled to designate another person to serve in such person’s place.

(c) In the event that, prior to the Effective Time, a RMT Partner Designee is unable or unwilling to serve on the RMT Partner Board as a result of illness, death, resignation or any other reason, the RMT Partner Board shall be entitled to designate another person to serve in such person’s place.

(d) Until the second annual meeting of RMT Partner that occurs after the Closing, (i) if there is a vacancy created by cessation of service of any Remainco Designee, such vacancy shall be filled by the affirmative vote of a majority of the remaining Remainco Designees then in office, even if less than a quorum, or by a sole remaining Remainco Designee (any such replacement, a “Continuing Remainco Designee”); and (ii) if there is a vacancy created by cessation of service of any Continuing Remainco Designee, such vacancy shall be filled by the affirmative vote of a majority of the remaining Remainco Designees and/or Continuing Remainco Designees, as applicable, then in office, even if less than a quorum, or by a sole remaining Remainco Designee and/or Continuing Remainco Designee, as applicable.

(e) Until the second annual meeting of RMT Partner that occurs after the Closing, (i) if there is a vacancy created by cessation of service of any RMT Partner Designee, such vacancy shall be filled by the affirmative vote of a majority of the remaining RMT Partner Designees then in office, even if less than a quorum, or by a sole remaining RMT Partner Designee (any such replacement, a “Continuing RMT Partner Designee”); and (ii) if there is a vacancy created by cessation of service of any Continuing RMT Partner Designee, such vacancy shall be filled by the affirmative vote of a majority of the remaining RMT Partner Designees and/or Continuing RMT Partner Designees, as applicable, then in office, even if less than a quorum, or by a sole remaining RMT Partner Designee and/or Continuing RMT Partner Designee, as applicable.

(f) At RMT Partner’s 2022 annual meeting, the RMT Partner Board shall take all action necessary to include (i) six (6) Remainco Designees (or any replacements thereof pursuant to Section 3.6(d)) and (ii) six (6) RMT Partner Designees (or any replacements thereof pursuant to Section 3.6(e)), in each case (i) and (ii), as nominees for the RMT Partner Board, including recommending the Remainco Designees and RMT Partner Designees to the RMT Partner shareholders. For the avoidance of doubt, RMT Partner shall not include more than six (6) RMT Partner Designees as nominees for election at RMT Partner’s annual meeting in 2022.

(g) At RMT Partner’s 2022 annual meeting, the RMT Partner Board shall take all such action as may be necessary to cause the RMT Partner Board to consist of twelve (12) directors (subject to the RMT Partner Shareholders’ rights under applicable Law to appoint and remove directors).

(h) The RMT Partner Board shall take all such action as may be necessary to ensure that at least one Remainco Designee or Continuing Remainco Designee, as applicable, is appointed to serve on each committee of the RMT Partner Board, subject in all events to the requirements of applicable Law.

(i) The obligations of RMT Partner and the RMT Partner Board in this Section 3.6 are subject in all cases to requirement of applicable Law (including fiduciary duties of the RMT Partner directors). (i) No more than one Remainco Designee or Continuing Remainco Designee shall be a member of the Remainco Board of Directors following the Effective Time, (ii) the identity of each Remainco Designee, each Continuing Remainco Designee and each Continuing RMT Partner Designee shall be reasonably acceptable to the RMT Partner Board, and (iii) each Remainco Designee and Continuing Remainco Designee shall qualify as an independent director under the rules and regulations governing the requirements of companies listed on the NYSE.

Section 3.7 Tax Withholding. Remainco, Spinco, Merger Sub and RMT Partner, as the case may be, will be entitled, and will instruct the Exchange Agent, as applicable, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local or foreign Tax Law. Any withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

ARTICLE IV

CONVERSION OF EQUITY AWARDS

Section 4.1 Remainco Equity Awards. Each Remainco Equity Award held by a Spinco Employee as of the Effective Time shall be treated as set forth in the Employee Matters Agreement. No Remainco Equity Award held by a Former Spinco Business Employee shall be assumed by Spinco or RMT Partner and each such Remainco Equity Award shall be assumed by, and remain a Liability of, Remainco.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO

REMAINCO

Except as otherwise disclosed or identified in (a) the Remainco SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any disclosures (other than statements of historical fact) in any risk factors section or in any “forward-looking statement” disclaimer); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face or (b) the Spinco Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Spinco Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of this Article V and Article VI for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), Remainco hereby represents and warrants to RMT Partner and Merger Sub as follows:

Section 5.1 Organization of Remainco. Remainco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2 Due Authorization.

(a) Remainco has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and that have been executed as of the date hereof and will have all requisite corporate power and authority to execute and deliver all other Transaction Documents to which it will be a party and (subject to the items discussed in Section 5.2(b) and the receipt of the Consents described in Section 5.4) to consummate the transactions contemplated hereby and thereby.

(b) Except for such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by Remainco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Remainco is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time.

(c) Each of this Agreement and the Transaction Documents to which Remainco is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which any RMT Partner Entity is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of such RMT Partner Entity) constitutes or will constitute the legal, valid and binding obligation of Remainco, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, examinership, fraudulent conveyance, reorganization, liquidation, dissolution, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (collectively, the “Remedies Exception”).

Section 5.3 No Conflict.

(a) Subject to the receipt of the Consents set forth in Section 5.4, the execution, delivery and performance by Remainco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Remainco of the transactions contemplated hereby and thereby do not and will not (i) conflict with, violate any provision of, or result in the breach of, any Law or Governmental Order applicable to Remainco or by which any of its assets is bound; (ii) conflict with or violate any provision of the Organizational Documents of Remainco; (iii) conflict with, violate any provision of, or result in a default, breach, modification or termination of, or require an additional payment or a Consent under, or result in the creation or acceleration of any obligation under, or result in the loss of any benefit or give rise to any right of acceleration, termination, vesting, amendment, suspension, revocation under, any Contract to which Remainco or any of its Subsidiaries is a party or by which any property or asset of Remainco or any of its Subsidiaries (other than any of the Spinco Entities) are bound; or (iv) result in the creation or imposition of any Lien on any properties or assets of Remainco or any of its Subsidiaries, except, in the case of clauses (i), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Remainco Material Adverse Effect.

(b) The transactions contemplated by this Agreement and the Transaction Documents will comply with the Minimum EBITDA Condition and the Credit Rating Condition (each as defined in the Corteva Letter Agreement).

Section 5.4 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by or with respect to Remainco in connection with the execution or delivery by Remainco of this Agreement or the other Transaction Documents to which it is or will be a party or the consummation by Remainco of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws (including the Required Consents); (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act or the Exchange Act; (d) the filing of the Certificate of Merger pursuant to Article III; (e) the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement; (f) the filing of any amendment to the organizational documents of Spinco to the effect the Separation and Distribution; (g) consents, approvals, authorizations or other similar orders or declarations of, actions by, filings with, or notifications to, any Governmental Authority relating to the Separation; and (h) filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Remainco Material Adverse Effect.

Section 5.5 Litigation and Proceedings. (a) There are no Actions pending, or, to the knowledge of Remainco, threatened before or by any Governmental Authority against Remainco, that would reasonably be expected to have, individually or in the aggregate, a Remainco Material Adverse Effect and (b) there is no continuing Governmental Order to which any Remainco Entity is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Remainco Material Adverse Effect.

Section 5.6 Brokers’ Fees. Other than as set forth on Section 5.6 of the Spinco Disclosure Schedule, no broker, finder investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which the RMT Partner Entities or the Spinco Entities would be liable after Closing, in connection with the transactions contemplated by this Agreement or the Separation and Distribution Agreement based on arrangements made on behalf of Remainco or any of its Affiliates.

Section 5.7 Remainco Internal Controls. Remainco maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to the Spinco Business. Such disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by Remainco with respect to the Spinco Business is reported on a timely basis to the individuals responsible for the preparation of Remainco’s filings with the SEC and other public disclosure documents. Remainco’s management has completed an assessment of the effectiveness of Remainco’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. Remainco’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Remainco maintained effective internal control over financial reporting as of December 31, 2018. Remainco’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Remainco, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Remainco are being made only in accordance with authorizations of management and directors of Remainco and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Remainco’s assets that could have a material effect on its financial statements. Remainco has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Remainco’s auditors and the audit committee of the Remainco Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting which are reasonably likely to adversely affect Remainco’s ability to record, process, summarize and report financial information with respect to the Spinco Business and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Remainco’s internal control over financial reporting with respect to the Spinco Business.

Section 5.8 Conversion Equity Awards. Section 5.8 of the Spinco Disclosure Schedule sets forth a true, correct and complete list of all Conversion Equity Awards outstanding as of December 9, 2019, and held by a Spinco Employee (each as identified as of the date hereof), specifying for each holder, on a holder-by-holder basis: (i) the number of shares subject to each such Conversion Equity Award (assuming target achievement for any Remainco PSU Award (as defined in the Employee Matters Agreement)), (ii) the grant date of each such Conversion Equity Award, (iii) the exercise price for each such Conversion Equity Award, to the extent applicable, (iv) the portion of such Conversion Equity Award that is unvested and vested (treating restricted stock units as unvested for this purpose even if no longer subject to a continued service requirement), (v) the vesting schedule for such Conversion Equity Award, (vi) the expiration date of each such Conversion Equity Award, to the extent applicable, (vii) the Remainco Stock Plan pursuant to which the Conversion Equity Award was granted and (viii) for each Remainco Option (as defined in the Employee Matters Agreement), whether such option is a nonqualified stock option or incentive stock option. With respect to each grant of Conversion Equity Awards, each such grant was made substantially in accordance with the terms of the Remainco Stock Plans, applicable securities Laws, and all other applicable Law, including any applicable stock exchange listing requirements and rules. Since December 9, 2019 no grant of any Conversion Equity Award has been made.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Remainco SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any disclosures (other than statements of historical fact) in any risk factors section or in any “forward-looking statement” disclaimer); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, or (b) the Spinco Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Spinco Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of Article V or this Article VI for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), Remainco hereby represents and warrants to RMT Partner and Merger Sub as follows:

Section 6.1 Organization of Spinco.

(a) Spinco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Spinco has made available to Remainco true and complete copies of its Organizational Documents.

(c) Spinco (i) has all requisite corporate power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted and (ii) is duly licensed or qualified and in good standing (or equivalent status, if any, as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status, if any, as applicable), in the case of each of clause (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.2 Subsidiaries.

(a) As of the Closing, each Spinco Subsidiary will be duly organized and validly existing under the Laws of its jurisdiction of organization and have all requisite organizational power and authority to own, lease and operate its assets where such assets are owned, leased, and operated and to conduct its business as it is then being conducted, except where the failure to be so organized or validly existing, or to have such organizational power or authority, would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b) As of the Closing, each Spinco Subsidiary will be duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.3 Due Authorization.

(a) Spinco has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and that have been executed as of the date hereof and will have all requisite corporate power and authority to execute and deliver all other Transaction Documents to which it will be a party as of the Effective Time and (subject to the items discussed in Section 6.3(b) and the receipt of the Consents described in Section 6.5) to consummate the transactions contemplated hereby and thereby.

(b) Except for such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by Spinco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Spinco of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part.

(c) Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by Spinco and (assuming that each of this Agreement and the other applicable Transaction Documents to which any RMT Partner Entity is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of such RMT Partner Entity) constitutes or will constitute a legal, valid and binding obligation of Spinco, enforceable against Spinco in accordance with its terms, subject to the Remedies Exception.

Section 6.4 No Conflict. Subject to the receipt of the Consents described in Section 6.5, other than as set forth on Section 6.4 of the Spinco Disclosure Schedule, the execution and delivery by Spinco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Spinco of the transactions contemplated hereby and thereby do not and will not: (a) conflict with, violate any provision of, or result in the breach of, any Law or Governmental Order applicable to any Spinco Entity or by which any of its assets is bound; (b) conflict with or violate any provision of the Organizational Documents of Spinco; or (c) conflict with, violate any provision of, or result in a default, breach, modification or termination of, or require an additional payment or a Consent under, or result in the creation or acceleration of any obligation under, or result in the loss of any benefit or give rise to any right of acceleration, termination, vesting, amendment, suspension, or revocation under any Contract to which any Spinco Entity is a party or to which the Spinco Business is bound, or (d) result in the creation or imposition of any Lien on any properties or assets of the Spinco Business except, in the case of clauses (a), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.5 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by or with respect to any Spinco Entity in connection with the execution or delivery by Spinco of this Agreement or the other Transaction Documents to which Spinco is or will be a party as of the Effective Time or the consummation by Spinco of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws (including the Required Consents); (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (d) the filing of the Certificate of Merger pursuant to Section 2.2(a); (e) the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement; (f) the filing of any amendment to the organizational documents of Spinco to the effect the Merger and Distribution; (g) consents, approvals, authorizations or other similar orders or declarations of, actions by, filings with, or notifications to, any Governmental Authority relating to the Separation; and (h) filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.6 Capital Stock and Other Matters.

(a) As of the date hereof, (i) the authorized capital stock of Spinco consists of 1,000 shares of common stock, par value $0.01 per share, of Spinco (the “Spinco Common Stock”), (ii) the issued and outstanding shares of capital stock of Spinco consists of 100 shares of Spinco Common Stock and (iii) no shares of Spinco Common Stock are being held by Spinco in its treasury. All of the issued and outstanding shares of Spinco Common Stock, as of the date hereof, are owned by Remainco and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of Spinco Common Stock as is necessary to complete the Distribution in the manner determined by Remainco in accordance with the Separation and Distribution Agreement.

(b) No bonds, debentures, notes or other Indebtedness of any Spinco Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Spinco (including Spinco Common Stock) may vote (“Spinco Voting Debt”) are issued or outstanding.

(c) Except pursuant to the Transaction Documents (including the Distribution and the Merger provided for thereunder and hereunder and the issuance of any equity compensation in connection therewith), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Spinco, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Spinco, (ii) agreements of any kind which may obligate Spinco to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Spinco.

Section 6.7 Capitalization of Subsidiaries. The issued and outstanding Interests of each Spinco Subsidiary will be duly authorized and validly issued and fully paid and nonassessable as of the Closing. As of the Closing, Spinco will, directly or indirectly, own of record and beneficially all the issued and outstanding Interests of the Spinco Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). Other than in connection with the Separation and Distribution, as of the Closing, there will be no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for Interests of such Spinco Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Spinco Subsidiaries, and there are no agreements of any kind which may obligate any Spinco Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.8 Financial Statements.

(a) The financial data set forth in Section 6.8 of the Spinco Disclosure Schedule contains unaudited and adjusted balance sheet data of the Spinco Business as of December 31, 2018 and June 30, 2019 and unaudited and adjusted income statement data for the Spinco Business for the year ended December 31, 2018 and the six month period ended June 30, 2019 (collectively, the “Spinco Unaudited Financial Data”). The Spinco Unaudited Financial Data (i) were prepared in good faith and derived from the financial data inputs into the audited financial statements of Remainco for the year 2018, Remainco’s financial reporting systems and Remainco’s management reporting, (ii) were prepared in accordance with GAAP, consistently applied, as at the dates and for the periods presented, (iii) were based on (A) the direct operating revenues and direct operating expenses of the Spinco Business and (B) allocations to the Spinco Business, made based on reasonable assumptions and in good faith by management, of certain of the indirect costs previously allocated by the management of Remainco to the Spinco Business in the course of preparing Remainco’s publicly filed segment level financial information, (iv) do not include indirect costs that are not allocated to Remainco’s businesses in the course of preparing Remainco’s publicly filed segment level financial information and (v) reflect “quality-of-earnings” adjustments made based on reasonable assumptions and in good faith by management. The Spinco Unaudited Financial Data fairly present in all material respects the financial condition and results of operations of the Spinco Business as of the dates and for the fiscal period presented therein (it being understood, however, that the Spinco Business has not been operating historically on a stand-alone basis during such periods and, therefore, reflect certain cost allocations made that may not reflect what would have been incurred if the Spinco Business had been operated on a stand-alone basis during such periods. Except for those representations and warranties contained in this Section 6.8(a), Remainco makes no other representations or warranties in this Section 6.8 with respect to the Spinco Unaudited Financial Data.

(b) When delivered pursuant to Section 8.22(a) and Section 8.22(b), the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements will (i) except as otherwise noted and reflected therein, have been prepared in accordance with GAAP, consistently applied, as at the dates and for the periods presented, and (ii) present fairly in all material respects the financial condition and results of operations of the Spinco Business as of the dates and for the periods presented on the basis by which the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements, in each case, were prepared, except for the fact that, because the Spinco Business has not been operating historically as a separate “standalone” entity, and, therefore, the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements will reflect certain cost allocations, including of Remainco corporate assets and liabilities, made that may not reflect what would have been incurred if the Spinco Business had been a standalone business. The Audited Financial Statements shall conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the RMT Partner Registration Statement, the Distribution Registration Statement and the Tender Offer Statement on Schedule TO (if applicable).

(c) There are no Liabilities of the Spinco Entities of any nature required to be reflected on, or reserved against in, a combined balance sheet of the Spinco Business or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for in Remainco SEC Documents and identified therein as being related to the Spinco Business, the Spinco Unaudited Financial Data, the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements; (b) Liabilities incurred in the ordinary course of business since December 31, 2018; (c) Liabilities incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby; (d) Liabilities that would be Remainco Liabilities or (e) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(d) Neither Spinco nor any of the Spinco Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 6.9 Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of Remainco, threatened before or by any Governmental Authority against any Remainco Entity (with respect to the Spinco Business) or Spinco Entity relating to any Spinco Assets that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect and (b) there is no continuing Governmental Order to which any Remainco Entity (with respect to the Spinco Business) or Spinco Entity is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.10 Legal Compliance.

(a) The Spinco Business is conducted, and, since January 1, 2017, has been conducted, in compliance with all applicable Laws and Governmental Orders, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Since January 1, 2017, none of the Remainco Entities (with respect to the Spinco Business) or Spinco Entities has received any written or, to the knowledge of the Remainco, oral, notice from any Governmental Authority asserting any violation of or failure to comply with, or any investigation with respect to any failure to comply with, any applicable Law or notifying the Remainco Entities or Spinco Entities regarding an investigation of possible non-compliance with respect to the Spinco Business or any Spinco Entity, except for violations or failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b) Except for those matters which would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business, taken as a whole:

(i) (A) the Spinco Entities are, and Remainco conducts the Spinco Business in, and, during the five (5) years prior to the date hereof, the Spinco Entities have been, and Remainco has conducted the Spinco Business in, compliance with applicable Anti-Corruption Laws; (B) during the five (5) years prior to the date hereof, none of the Spinco Entities or the Remainco Entities (with respect to the Spinco Business) has been given notice by a Governmental Authority of, or to the knowledge of Remainco, been investigated by any Governmental Authority with respect to, any actual or alleged violation of any applicable Anti-Corruption Laws by the Spinco Entities or involving the Spinco Business; and (C) during the five (5) years prior to the date hereof, the Spinco Entities and Remainco (with respect to the Spinco Business) have had an operational program in effect, including policies, procedures and training intended to enhance awareness of and compliance with any applicable Anti-Corruption Laws;

(ii) during the five (5) years prior to the date hereof, none of the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities has, directly or indirectly, through their respective directors, managers, members, officers, or, to the knowledge of Remainco, any employees or other Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Government Official or other Person, for the purpose of: (A) influencing any act or decision of any Government Official or Other Covered Party; (B) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of such Government Official’s or Other Covered Party’s legal duties; (C) securing any improper advantage; or (D) inducing any Government Official or Other Covered Party to influence any act or decision of any Governmental Authority, in order to obtain or retain business, or direct business to, any Person, in any way;

(iii) during the five (5) years prior to the date hereof, the Remainco Entities (with respect to the Spinco Business) and the Spinco Entities and their respective officers, directors, employees, and, to Remainco’s knowledge, their respective agents and Affiliates, have been in compliance with Sanctions. There are no pending or, to Remainco’s knowledge, threatened claims against the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities with respect to Sanctions; and

(iv) during the five (5) years prior to the date hereof, none of the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities, nor any of their respective officers, directors, or employees, nor, to the knowledge of Remainco, any of their respective agents or Affiliates, has been a Sanctioned Party.

Section 6.11 Material Contracts.

(a) Except as set forth in Section 6.11(a) of the Spinco Disclosure Schedule and except for (x) Contracts that do not constitute Spinco Assets or Spinco Liabilities, (y) any Contract that is a Conveyancing and Assumption Instrument and (z) the Transaction Documents, as of the date hereof, neither any Remainco Entity (solely to the extent related to the Spinco Business) nor any of the Spinco Entities are parties to or otherwise bound by or subject to (Contracts of the following types, together with the Spinco Licenses, the “Spinco Material Contracts”):

(i) other than any such Contract solely between Spinco Entities, any partnership, joint venture, strategic alliance, license or research and development project Contract, in each case, which is material to the Spinco Business (taken as a whole);

(ii) Contracts containing a covenant materially restricting the ability of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers;

(iii) any Contract that requires any Person to purchase its total requirements of any product or service from another Person or contains “take or pay” or similar provisions pursuant to which the Spinco Business may be obligated to pay more than $15 million;

(iv) other than any such Contract solely between Spinco Entities, any Contract restricting any Spinco Entity from (A) paying any dividends, (B) making any other distributions to its stockholders or (C) repurchasing or redeeming shares of its common stock;

(v) any acquisition or divestiture Contract that contains continuing financial covenants, indemnities or other payment obligations (including “earn out” or other contingent payment obligations but not including royalty payments) that would reasonably be expected to result in the receipt or making by the Spinco Business or any Spinco Entity of future payments in excess of $50 million;

(vi) is a Contract that is material to the Spinco Business, taken as a whole, to which a Governmental Authority is a party;

(vii) other than in connection with the Spinco Debt Financing (as defined in the Separation and Distribution Agreement) any Contract relating to outstanding Indebtedness of the Spinco Entities (whether incurred, assumed, guaranteed or secured by any asset) or any guarantee by any Remainco Entity (with respect to the Spinco Business) or any Spinco Entity of any Indebtedness of another Person, in each case in a principal amount in excess of $10 million, other than (A) Contracts solely among the Spinco Entities or a guarantee by any Spinco Entity of Indebtedness of another Spinco Entity and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $10 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(viii) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $40 million;

(ix) any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) pursuant to which any Remainco Entity (with respect to the Spinco Business) or Spinco Entity (A) is required to pay after the date hereof consideration in excess of $5 million or (B) is subject to material monitoring or reporting obligations to any other Person outside the ordinary course of business; and

(x) any Contract that provides for material indemnification or assumption of any material Liability of any Person by any Remainco Entity (with respect to the Spinco Business) or Spinco Entity;

(xi) any Contract requiring capital expenditures by any Remainco Entity (with respect to the Spinco Business) or Spinco Entity after fiscal year 2020 in excess of $10 million;

(xii) except for any Spinco Leases, any other Contract pursuant to which any Remainco Entity (with respect to the Spinco Business) or Spinco Entity may be entitled to receive or obligated to pay more than $30 million in fiscal year 2018 or fiscal year 2019;

(xiii) any Contract not otherwise described in any other subsection of this Section 6.11 that would be required to be filed by Spinco as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if Spinco were subject to the reporting requirements of the Exchange Act as of the date hereof.

(b) Remainco has made available to RMT Partner true, complete and correct copies of each Spinco Material Contract described in Section 6.11(a)(i) through Section 6.11(a)(xiii) in effect on the date hereof. Each Spinco Material Contract (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is valid and binding on the applicable Remainco Entity or Spinco Entity and, to the knowledge of Remainco, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. No Remainco Entity or Spinco Entity is in breach of, or default under, any Spinco Material Contract to which it is a party, except for such breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. To the knowledge of Remainco, as of the date hereof, no other party to any Spinco Material Contract is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.12 Vendors and Customers.

(a) Section 6.12(a) of the Spinco Disclosure Schedule sets forth a list of the top twenty (20) vendors and/or suppliers (by spend) of the Spinco Business for the year ended December 31, 2018 (collectively, the “Spinco Material Vendors”) and the amount of consideration paid to each Spinco Material Vendor by the Spinco Entities during such period. Since December 31, 2018 and prior to the date hereof, no such Spinco Material Vendor has expressed in writing to any Remainco Entity or Spinco Entity its intention to cancel or otherwise terminate, or materially reduce or modify, its relationship with the Spinco Business or indicating a material breach of the terms of any Contracts with such Spinco Material Vendor, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b) Section 6.12(b) of the Spinco Disclosure Schedule sets forth a list of the top twenty (20) customers and distributors (by revenue) of the Spinco Business for the year ended December 31, 2018 (collectively, the “Spinco Material Customers”) and the amount of consideration paid to the Spinco Entities by each Spinco Material Customer for the year ended December 31, 2018. Since December 31, 2018 and prior to the date hereof, no such Spinco Material Customer has expressed in writing to any Remainco Entity or Spinco Entity its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the Spinco Business or indicating a material breach of the terms of any Contracts with such Spinco Material Customer, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.13 Spinco Benefit Plans.

(a) Section 6.13(a) of the Spinco Disclosure Schedule lists as of the date hereof each material Spinco Benefit Plan other than any Non-U.S. Spinco Benefit Plan and within (i) sixty (60) days following the date hereof, Remainco will update Section 6.13(a) of the Spinco Disclosure Schedule to include any material Non-U.S. Spinco Benefit Plan that is a pension plan and (ii) ninety (90) days following the date hereof, Remainco will update Section 6.13(a) of the Spinco Disclosure Schedule to include any material Non-U.S. Spinco Benefit Plan and any material Remainco Benefit Plan with respect to which a Spinco Entity may be obligated to discharge a liability thereunder or in which any Spinco Employee participates or is eligible to participate. For purposes of this Agreement, “Spinco Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all other employee benefit, bonus, incentive, retention, retirement, deferred compensation, early retirement, old-age part-time, stock option (or other equity-based), severance, termination, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, policies, agreements and arrangements, whether or not subject to ERISA and whether written or oral, for the benefit of any Spinco Employee, Former Spinco Business Employee, director or service provider who is a natural person or former employee, director or service provider who is a natural person of any of the Spinco Entities, (i) that is sponsored, maintained or contributed to by any of the Spinco Entities, or (ii) for which any of the Spinco Entities has any obligation to contribute or other liability, contingent or otherwise; provided, however, that “Spinco Benefit Plan” shall not include (x) any plan, program or arrangement sponsored or maintained by any of the Remainco Entities that is retained by any of the Remainco Entities pursuant to the Employee Matters Agreement regardless whether a Spinco Entity may be obligated to discharge a liability thereunder (a “Remainco Benefit Plan”), (y) any Multiemployer Plan or (z) any other plan, program or arrangement maintained by (A) an entity other than a Spinco Entity pursuant to a Collective Bargaining Agreement or (B) a Governmental Authority.

(b) Spinco has heretofore made available, or will make available within ninety (90) days following the date hereof, to RMT Partner a true and complete copy (or in the case of any unwritten plan, a description) of each material Spinco Benefit Plan and each material Remainco Benefit Plan with respect to which a Spinco Entity may be obligated to discharge a liability thereunder (in each case, to the extent listed on Section 6.13(a) of the Spinco Disclosure Schedule as may be updated in accordance with Section 6.13(a)) and, with respect to each such Spinco Benefit Plan and Remainco Benefit Plan, the following related documents, if applicable: (i) the current summary plan description within the meaning of ERISA or, in case such Spinco Benefit Plan is not subject to ERISA, a summary thereof, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination or opinion letter, (iv) the most recently audited financial statements or prepared actuarial report and (v) any related trust agreement.

(c) Each of the Spinco Benefit Plans (and, to the extent reasonably expected to result in liability to Spinco, each of the Remainco Benefit Plans) has been established, operated and administered in all respects in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. There are no pending or, to the knowledge of Remainco, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Spinco Benefit Plans (or, to the extent reasonably expected to result in liability to Spinco, any of the Remainco Benefit Plans) or any trusts related thereto and no event has occurred that would reasonably be expected to give rise to any such claim, except where such claims would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(d) Each Spinco Benefit Plan and each Remainco Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received or is reasonably expected to receive a favorable determination letter from the IRS or is entitled to rely on an advisory or opinion letter from the IRS, and, to the knowledge of Remainco, nothing has occurred that would reasonably be expected to result in the revocation of such favorable determination letter.

(e) No Spinco Benefit Plan is (i) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, nor has Spinco, any of its ERISA Affiliates or any Remainco Entity sponsored, maintained or contributed to any such plan in the six (6) years prior to the date hereof for the benefit of any Spinco Employee or former employee of any Spinco Entities that would reasonably be expected to result in a material liability to Spinco, (ii) a “multiple employer plan” (within the meaning of Section 413 of the Code) or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) Except as would not reasonably be expected to, individually or in the aggregate, result in any material liability to any Spinco Entity, with respect to the Spinco Employees or former employees of any of the Spinco Entities (including Former Spinco Business Employees), no Spinco Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than (i) coverage mandated by Law or the sole cost of which is borne by the employee or former employee, (ii) death benefits attributable to deaths that occur at or prior to the termination of service or retirement or (iii) benefits through the end of the month of termination of service or retirement.

(g) Neither Spinco nor any of its ERISA Affiliates (i) has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in Spinco incurring any such liability thereunder or (ii) has incurred any Withdrawal Liability that has not been satisfied in full, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(h) Except as required by applicable Law or Article IV hereof, neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would, except as required solely by reason of applicable Law or as provided in the Employee Matters Agreement, (i) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any material payment, right or other benefit becoming due to any Spinco Employee, Former Spinco Business Employee or any other current or former director or employee of any of the Spinco Entities under any Spinco Benefit Plan, Remainco Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Spinco Benefit Plan, Remainco Benefit Plan or otherwise, or (iii) result in any material acceleration of the time of payment, funding or vesting under any Spinco Benefit Plan or Remainco Benefit Plan.

(i) Neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would result in the payment by Spinco or any of the Spinco Entities or Remainco of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or any equivalent applicable Law. No Spinco Benefit Plan or Remainco Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each Spinco Benefit Plan that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (each, a “Non-U.S. Spinco Benefit Plan”) and, to the extent reasonably expected to result in liability to any of the Spinco Entities, each Remainco Benefit Plan that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside the United States, (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with applicable Law and the applicable Governmental Authorities and to the knowledge of Remainco, no circumstances exist as of the date hereof that would reasonably result in the loss of the good standing of such Non-U.S. Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, such Remainco Benefit Plan), and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Non-U.S. Spinco Benefit Plan or Remainco Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 6.14 Labor Matters.

(a) Section 6.14 of the Spinco Disclosure Schedule (i) sets forth a list as of the date hereof of all material Collective Bargaining Agreements that are applicable to Spinco Dedicated Employees in connection with their employment with the Spinco Business (it being understood that agreements with works councils are not listed as of the date hereof); (ii) within four (4) months following the date hereof, shall be updated by Remainco to list all material Collective Bargaining Agreements that at such time are applicable to Spinco Dedicated Employees in connection with their employment with the Spinco Business; and (iii) at least thirty (30) days prior to the Closing, shall be updated by Remainco to list each material Collective Bargaining Agreement that, as of the Closing, will cover Spinco Employees in connection with their employment with the Spinco Business; provided, however, in each case, where there are successive Collective Bargaining Agreements with a particular labor union or other employee representative body, only the most recent Collective Bargaining Agreement in effect in the series shall be listed. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) since January 1, 2017, there has not been any strike, lockout or labor dispute, or, to the knowledge of Remainco, any threat thereof, against the Spinco Business; (ii) there are no pending Actions against Remainco, Spinco or any of the Spinco Entities related to the alleged violation of any Laws pertaining to labor relations or employment matters, in each case, with respect to any Spinco Employee or Former Spinco Employee, and (iii) with respect to the Spinco Business, each of Remainco and the Spinco Entities have complied in all respects with all applicable Laws related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or proceedings are pending or, to the knowledge of Remainco, threatened with respect to the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each individual who renders services to the Spinco Entities who is classified as an independent contractor, consultant or other non-employee status for any purpose is properly so characterized. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, there is no pending application for certification of a collective bargaining agent or union organizing activities with respect to Spinco Employees. As of the date hereof, none of Remainco or Spinco is contemplating any material restructuring (other than the Separation Plan) or material reduction in force or mass layoff in respect of Spinco Designated Employees.

(b) The execution and delivery of this Agreement or any Transaction Document do not require Remainco, Spinco or any Spinco Entity, prior to such execution and delivery, to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or any governmental labor agency, with respect to any Spinco Employee.

(c) To the knowledge of Remainco, since January 1, 2017, (i) no allegations, claims or reports of material sexual harassment, misconduct, discrimination or retaliation have been made to Remainco, Spinco or any Spinco Entity against or in respect of any individual in a Spinco Key Executive Role and (ii) none of Remainco, Spinco or any Spinco Entity has entered into any settlement agreement related to allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation by any individual in a Spinco Key Executive Role.

(d) Remainco has made available to RMT Partner a true, complete, and correct list of each Spinco Dedicated Employee as of the date hereof along with the following information with respect to such employee in true and complete form, except to the extent that disclosure would not be permitted by applicable Laws (including applicable data privacy Laws): (1) unique employee identification number, (2) service credit date, (3) position or job title, (4) position level, (5) employing entity, (6) base salary or wage rate, (7) target bonus for 2019, (8) status as exempt or non-exempt for purposes of state and federal overtime laws, (9) whether such employee is on leave or active status and (10) primary work location. Such list shall be updated prior to the Closing with respect to Spinco Employees in accordance with the terms of the Employee Matters Agreement.

Section 6.15 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes of or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business, whether or not shown as due on such Tax Returns, have been paid, or adequate reserves therefor have been provided in accordance with GAAP.

(b) All material Taxes required to be withheld in respect of the Spinco Business, the Spinco Assets or any Spinco Entity by Remainco, Spinco or their respective Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(c) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against any Spinco Entity, the Spinco Business or the Spinco Assets (or, to the knowledge of Remainco, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes of or with respect to any Spinco Entity, the Spinco Business or the Spinco Assets.

(d) Other than in connection with the Distribution or otherwise in connection with the separation of the Spinco Business (including transactions contemplated by the Internal Reorganization and transactions that have already occurred in connection with such separation), or in connection with a DWDP TMA Transaction, no Spinco Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(e) No Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or a similar transaction under provisions of state, local or foreign law, including a transaction subject to EU Council Directive 2011/16 (known as DAC6) or BEPS Action 12 disclosure requirements.

(f) There are no Liens for material Taxes (other than Permitted Liens) upon the assets of any Spinco Entity, Spinco Business or the Spinco Assets.

(g) No Spinco Entity is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) the Conveyancing and Assumption Instruments, (iii) Contracts containing customary gross-up or indemnification provisions entered into in the ordinary course of business, the primary purposes of which do not relate to Taxes and (iv) Contracts solely between Spinco Entities.

(h) No Governmental Authority has notified any Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(i) No Governmental Authority has notified any Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) in writing that it is subject to a claim for damages related to a violation or purported violation of European Union state aid rules related to taxes.

(j) As of the date hereof, neither Remainco nor Spinco is aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger or the Second Merger from qualifying for the Intended Tax Treatment, (ii) Remainco or Spinco from delivering the Tax Representation Letters to be executed by Remainco and Spinco at the applicable times set forth in Section 8.3(c) or (iii) Remainco from obtaining the Remainco Tax Opinion as contemplated by Section 8.3(b).

(k) No Spinco Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law) entered into on or prior to the Closing Date, (iv) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law), (v) a change in the method of accounting for a period ending prior to or including the Closing Date, (vi) an election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign law), or (vii) the application of Section 965 of the Code (including Section 965(h)).

(l) Except as set forth in the Separation Plan, since December 31, 2018, no Spinco Entity (or other entity in respect of a Spinco Business or Spinco Assets) has incurred a material liability for Taxes outside its ordinary course of business, or has participated in an extraordinary transaction that is likely to give rise to material Tax liabilities.

(m) No Spinco Entity makes payments for which a deduction is disallowed under Section 267A of the Code.

(n) (i) No Spinco Entity has engaged in an “extraordinary disposition” as set forth in Treasury Regulation Section 1.245A-5T(c)(3)(ii) and there is no “extraordinary disposition account” with respect to any Spinco Entity, or any equity interests with respect to such entities, (ii) there has not been an “extraordinary reduction” (as defined in Treasury Regulation Section 1.245A-5T(e)(2)(i)) with respect to any Subsidiary of Spinco, and (iii) there is no “hybrid deduction account” with respect to any share of stock (or other instrument treated as equity for U.S. tax purposes) of any Subsidiary of Spinco, within the meaning of Proposed Treasury Regulation Section 1.245A(e)-1.

(o) No Spinco Entity is eligible for the benefits of a special tax regime or contractual arrangement or other tax holiday or similar arrangement under federal, state, local or foreign law (including an exemption from or reduction in the rate of otherwise applicable Tax), for which it is not fully in compliance with all relevant requirements. To the extent a Spinco Entity is eligible for such benefits, this Agreement and the closing of the transactions contemplated hereunder will not end or otherwise affect such eligibility.

(p) No Spinco Entity is or has, in the five year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(q) To the knowledge of Remainco, no Spinco Entity will be subject to material Taxes that cannot be specifically attributable to either the Spinco Business or the Remainco Business and for which Spinco will be liable under the Tax Matters Agreement.

Section 6.16 Brokers’ Fees. Other than as set forth on Section 6.16 of the Spinco Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which any RMT Partner Entity or any Spinco Entity would be liable after the Closing, in connection with the transactions contemplated by this Agreement or the Separation and Distribution Agreement based upon arrangements made by any Spinco Entity.

Section 6.17 Insurance. All insurance policies (excluding any Spinco Benefit Plans) which are held for the benefit of the Spinco Entities or Spinco Business, are in full force and effect, and, to the knowledge of Remainco, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.18 Regulatory Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect and except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 6.21), (i) the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities have obtained all of the Permits necessary under applicable Laws for the Spinco Entities to own, lease and operate the Spinco Assets in the manner in which they are now owned, leased and operated and to conduct the Spinco Business as now conducted, including (A) all authorizations and approvals under the United States Food, Drug and Cosmetic Act, as amended (the “FDCA”) (including Sections 505, 510(k) and 515 thereof), the United States Public Health Service Act, as amended (the “PHSA”) and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the Spinco Products (any such Governmental Authority, a “Spinco Regulatory Agency”), in each case necessary for the lawful operation of the Spinco Business in each jurisdiction in which such Person operates (the “Spinco Regulatory Permits”); (ii) all such Spinco Regulatory Permits are valid and in full force and effect; and (iii) Spinco is in compliance with the terms of all Spinco Regulatory Permits.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, the Spinco Business is being conducted in compliance with, and each Remainco Entity (with respect to the Spinco Business) and Spinco Entity has appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which any Remainco Entity (with respect to the Spinco Business) or Spinco Entity operates or sells or distributes a Spinco Product or Spinco Product candidate; and (xiv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Spinco Healthcare Laws”). Since January 1, 2017, no Remainco Entity (with respect to the Spinco Business) or Spinco Entity has received any written notification or communication from any Spinco Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Governmental Authority in any jurisdiction, of noncompliance by, or liability of any Remainco Entity or Spinco Entity under, any Spinco Healthcare Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(c) No Remainco Entity (with respect to the Spinco Business) or Spinco Entity is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Spinco Regulatory Agency and, to the knowledge of Remainco, (i) the imposition of any such agreement or decree is not currently pending, and (ii) no Remainco Entity or Spinco Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(d) Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each Remainco Entity (with respect to the Spinco Business) and Spinco Entity are being conducted in compliance with all applicable Spinco Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017: (i) no clinical trial conducted by or on behalf of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Governmental Authority or institutional review board that has or has had jurisdiction over a clinical trial conducted by or on behalf of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, has commenced, or, to the knowledge of Remainco, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity.

(e) Since January 1, 2017, no Remainco Entity (with respect to the Spinco Business) or Spinco Entity has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters), the Employee Matters Agreement or any other Spinco Regulatory Agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs, which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any Spinco Product currently pending before or previously approved or cleared by the FDA or such other Spinco Regulatory Agency, except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(f) Since January 1, 2017, all reports, documents, claims, permits, adverse event reports, notices and biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other Spinco Regulatory Agency by any Remainco Entity (with respect to the Spinco Business) or Spinco Entity have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or applications would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. All such reports, documents, claims, permits, notices and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). No Remainco Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Remainco, any officer, employee, agent or distributor of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Spinco Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Spinco Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the Spinco Business, that, at the time of such disclosure, act or failure, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Spinco Regulatory Agency to invoke any similar policy.

(g) No Remainco Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Remainco, any officer, employee, agent or distributor of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. No Remainco Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Remainco, any officer, employee, agent or distributor of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h) As to each Spinco Product or Spinco Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each such Spinco Product or Spinco Product candidate is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting, and security. There is no investigation, action or proceeding pending or, to the knowledge of Remainco, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation of any Law applicable to any Spinco Product or Spinco Product candidate by any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(i) Since January 1, 2017, no Remainco Entity (with respect to the Spinco Business) or Spinco Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Spinco Product, in each case which has not been publicly disclosed by the applicable Spinco Regulatory Agency, or is currently considering initiating, conducting or issuing any recall of any Spinco Product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. To the knowledge of Remainco, there are no facts which would reasonably be expected to cause (other than any ordinary course discussions or disputes with customers over the quality or fitness of any Spinco Products which would not otherwise be reasonably likely to result in any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Spinco Product), and no Remainco Entity (with respect to the Spinco Business) or Spinco Entity has received since January 1, 2017 any written notice from the FDA or any other Spinco Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Spinco Product sold or intended to be sold by Spinco or the Spinco Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Spinco Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Spinco Products, or (iv) a negative change in reimbursement status of a Spinco Product, that in each case, would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.19 Real Property.

(a) Section 6.19(a) of the Spinco Disclosure Schedule sets forth a list of all Spinco Owned Real Properties that are material to the Spinco Business (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) the applicable Remainco Entities or Spinco Entities have good and marketable title (or the applicable local equivalent) to all Spinco Owned Real Property, free and clear of all Liens other than Permitted Liens and (ii) no Remainco Entity or Spinco Entity has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any Spinco Owned Real Property. Except as set forth on Section 6.19(a) of the Spinco Disclosure Schedule, no Remainco Entity or Spinco Entity has leased or licensed any material portion of the Spinco Owned Real Property.

(b) Section 6.19(b) of the Spinco Disclosure Schedule sets forth a list of all Spinco Leased Real Properties that are material to the Spinco Business (taken as a whole). Remainco has made available to RMT Partner, or will make available to RMT Partner upon specific request, true, complete and correct copies of each material Spinco Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) the applicable Remainco Entities or Spinco Entities have a valid and enforceable leasehold interest in all Spinco Leased Real Property, subject to the Remedies Exception, (ii) there is no default under any Spinco Lease by any Remainco Entity or Spinco Entity, or to Remainco’s knowledge, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default under any Spinco Lease by any Remainco Entity or Spinco Entity and (iii) no Remainco Entity or Spinco Entity has received any notice of default, termination or cancellation from a lessor with respect to any Spinco Lease which breach or default has not been cured. Except as set forth on Section 6.19(b) of the Spinco Disclosure Schedule, no Remainco Entity or Spinco Entity has subleased or licensed any material portion of the Spinco Leased Real Property.

Section 6.20 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(i) all Spinco Registered Intellectual Property is subsisting and, to the knowledge of Remainco, valid and enforceable;

(ii) Spinco or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the Spinco Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and no current or former Affiliate (other than Spinco and its Subsidiaries), partner, director, stockholder, shareholder, officer, employee or consultant of Remainco or any of its Affiliates (other than Spinco and its Subsidiaries) or, to the knowledge of Remainco, any other third party, will, after giving effect to the transactions contemplated by this Agreement or any other Transaction Document, own any Spinco Owned Intellectual Property;

(iii) to the knowledge of Remainco, the use of the Spinco Owned Intellectual Property and any Intellectual Property licensed to any of the Spinco Entities in connection with the Spinco Business, the conduct of the Spinco Business and the researching, testing, development, commercialization, manufacture, sale or distribution of any products of the Spinco Business, do not, and immediately after the Closing, will not, infringe upon, misappropriate, dilute or otherwise violate, and have not since January 1, 2017, infringed upon, misappropriated, diluted or otherwise violated, the valid Intellectual Property rights of any third party;

(iv) since January 1, 2017, (A) no Action is or has been pending or threatened by Remainco or any of its Subsidiaries (1) alleging that any third party is infringing, misappropriating, diluting or otherwise violating any Spinco Owned Intellectual Property or (2) challenging the validity, enforceability, scope or use of Intellectual Property owned by a third party and in the field of the Spinco Business, and (B) to the knowledge of Remainco, no other Person is or has been infringing, misappropriating, diluting or otherwise violating any Spinco Owned Intellectual Property;

(v) there is no and, since January 1, 2017, there has been no (A) Action initiated by any third party pending or, to the knowledge of Remainco, threatened against Remainco or any of its Subsidiaries (1) concerning the matters described in Section 6.20(a)(iii) or (2) challenging the validity, enforceability, scope, use, or ownership of any Spinco Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Remainco or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending”, or (B) (1) Governmental Order against Remainco or any of its Subsidiaries or applicable to any Spinco Owned Intellectual Property, (2) settlement agreement that Remainco or any of its Subsidiaries is a party to, or (3) to the knowledge of Remainco, other Governmental Order or settlement agreement, in each case restricting the use, ownership, enforcement or exploitation of any Spinco Owned Intellectual Property; and

(vi) (A) Remainco and its Subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of all Know-How included in the Spinco Owned Intellectual Property, (B) to the knowledge of Remainco, neither Remainco nor any of its Subsidiaries has disclosed to any Person (including any employees, contractors, and consultants) any such Know-How included in the Spinco Owned Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation, and to the knowledge of Remainco, except as set forth on Section 6.20(a)(vi) of the Spinco Disclosure Schedule, there has not been any breach by any party to any such confidentiality agreement and (C) Remainco and its Subsidiaries have required all Persons (including any current or former employees, contractors, and consultants) who create or develop or have created or developed any material registered or applied for Intellectual Property for the benefit of the Spinco Business to assign, and all such Persons have assigned, to Spinco or one of its Subsidiaries (by present assignment) all of such Person’s rights in such registered or applied for Intellectual Property.

(b) Since January 1, 2017, to the knowledge of Remainco, (i) there have been no security breaches in the IT Assets used by the Spinco Business or containing any data (including Personal Data) or Information of, or held on behalf of a third party by, the Spinco Business, and (ii) there have been no disruptions in any IT Assets that adversely affected the Spinco Business, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Remainco and its Subsidiaries, in connection with the conduct of the Spinco Business, have implemented and maintain business continuity and disaster recovery plans, procedures and facilities that are reasonable and appropriate to preserve the availability, security, and integrity of its and their IT Assets, and the data (including Personal Data) and Information stored thereon.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) Remainco and its Subsidiaries, in connection with the conduct of the Spinco Business, have, at all times since January 1, 2017, complied with, and Processed Personal Data in accordance with, all Data Security Requirements applicable to the Spinco Business, and (ii) since January 1, 2017, to the knowledge of Remainco, there has been no unauthorized access to or breach, misuse or theft of any Personal Data Processed by or on behalf of the Spinco Business. No Actions have been asserted or, to the knowledge of Remainco, threatened since January 1, 2017 against Remainco or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights, or of a Data Security Requirement, in relation to the conduct of the Spinco Business that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017, Remainco and its Subsidiaries have not been required to provide under any Data Security Requirement, and have not otherwise provided, written notice to any Person informing them of a breach or unauthorized use of their Personal Data. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, the execution of the Transaction Documents and the consummation of the transactions contemplated thereby comply with all applicable Data Security Requirements.

(d) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 6.20 and Section 6.28 are the only representations and warranties being made by Remainco in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights or the violation of Data Security Requirements.

Section 6.21 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(a) the Spinco Business is, and for the last five (5) years has been, conducted and the Spinco Entities are, and for the last five (5) years have been, in compliance with all Environmental Laws and Governmental Orders;

(b) the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities have obtained and maintained and are, and for the last five (5) years have been, in compliance with all Permits required under Environmental Laws for the Spinco Entities to own, lease and operate the Spinco Assets or to conduct the Spinco Business;

(c) there are no Actions, Governmental Orders, notices or claims pending (or, with respect to Governmental Orders, continuing to which any Remainco Entity or Spinco Entity is a party or by which any of them are bound) or, to the knowledge of Remainco, threatened, against any Remainco Entity or Spinco Entity and specifically relating to the Spinco Business alleging violations of or Liability under any Environmental Law;

(d) no conditions currently exist, and no incidents have occurred in the last five (5) years, with respect to the Spinco Business, including with respect to the Spinco Assets, the Spinco Owned Real Property or the Spinco Leased Real Property, or any property currently or formerly owned, leased or operated by the Spinco Business, or any property to which the Spinco Business arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Spinco Entities incurring Liabilities under Environmental Laws; and

(e) Except as set forth on Schedule 6.21(e) of the Spinco Disclosure Schedule, none of the Remainco Entities (with respect to the Spinco Business), the Spinco Entities or any of their respective predecessors has manufactured, distributed, sold, used, stored, handled, tested, disposed of or Released and there has been no exposure to any PFAS Substance or any product containing a PFAS Substance.

Section 6.22 Absence of Changes.

(a) Since December 31, 2018, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b) Since December 31, 2018, except as expressly required by this Agreement and the other Transaction Documents, Remainco has conducted, in all material respects, the Spinco Business and, with respect to the Spinco Business, owned, leased and operated its assets in the ordinary course of business

Section 6.23 Affiliate Matters. Except for (a) the Transaction Documents, (b) employment, compensation, severance or retention agreements or arrangements in the ordinary course of business (including any indemnification, contribution or advancement obligations of any Remainco Entity or Spinco Entity), (c) pursuant to a Spinco Benefit Plan, (d) commercial Contracts entered into on arm’s-length terms in the ordinary course of business, (e) Contracts that are Remainco Assets and (f) any intercompany Contract between any Remainco Entity, on the one hand, and any Spinco Entity, on the other hand or any Contract for services with any third-party shared by any Remainco Entity or Spinco Entity, no (i) Affiliate of Remainco, (ii) holder of 5% or more of Remainco Common Stock, (iii) director or executive officer of Remainco or Spinco, (iv) Affiliate of any Person referred to in the foregoing clauses (ii) and (iii) or (v) “immediate family” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (iii) is a party to any Contract with or binding upon any Spinco Entity or has an interest in any material Contract or transaction related to the Spinco Business or involving any Spinco Asset (each, a “Spinco Affiliate Contract”).

Section 6.24 Information Supplied.

(a) As subsequently updated, amended, modified or adjusted pursuant to Section 8.4, the information relating to Remainco or Spinco and their respective Subsidiaries, the Spinco Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Remainco or Spinco or their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, (i) the Split Off TO and the Proxy Statement will not, on the date the Split Off TO (if applicable) and the Proxy Statement, respectively, are first mailed to the Remainco stockholders or the RMT Partner shareholders (as applicable), (ii) the Distribution Registration Statement and the RMT Partner Registration Statement will not, at the time the Distribution Registration Statement and the RMT Partner Registration Statement (and in each case any amendment or supplement thereto), respectively, are filed with the SEC, are declared effective by the SEC or are first mailed to the RMT Partner shareholders or Remainco stockholders (as applicable), (iii) the Proxy Statement will not, at the time of the RMT Partner Shareholders Meeting, (iv) the Distribution Registration Statement will not, on the date of the Distribution or at the closing of the Exchange Offer (as applicable), or (v) the RMT Partner Registration Statement will not, at the Effective Time, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 6.24(a), no representation or warranty is made by Remainco or Spinco with respect to information or statements made or incorporated by reference in the Securities Filings, which information or statements were not supplied by or on behalf of Remainco or Spinco.

(b) The Securities Filings that Remainco or Spinco will file (jointly or otherwise) pursuant to Section 8.4 will comply in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder.

Section 6.25 Spinco Financing. On or prior to the date of this Agreement, Spinco has delivered to RMT Partner a true, complete and fully executed copy of the Spinco Commitment Letter. As of the date of this Agreement, (a) the Spinco Commitment Letter has not been amended, waived or modified in any respect, (b) to the knowledge of Remainco, the respective commitments contained in the Spinco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Spinco Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Spinco, and, to the knowledge of Remainco, the other parties thereto, enforceable against Spinco, and to the knowledge of Remainco, each of the other parties thereto in accordance with its terms, subject to the Remedies Exception. As of the date of this Agreement, except for the Spinco Commitment Letter, to the knowledge of Remainco, there are no side letters or other Contracts related to any portion of the funding of the Debt Financing, other than as expressly set forth in the Spinco Commitment Letter delivered to RMT Partner on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Spinco, its Affiliates or, to the knowledge of Remainco, any other party to the Spinco Commitment Letter, under the Spinco Commitment Letter, or, to the knowledge of Remainco, would result in any portion of the Debt Financing being unavailable or delayed.

Section 6.26 Board and Shareholder Approval.

(a) The Spinco Board (i) has approved and declared advisable this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Distribution and the Merger and (ii) has resolved to recommend the adoption of this Agreement by the sole stockholder of Spinco. The Remainco Board has approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement).

(b) As of the date hereof, the sole stockholder of Spinco is Remainco. Prior to or concurrently with the execution of this Agreement, Remainco has approved and adopted, as Spinco’s sole stockholder, this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and therein.

(c) The approval of Remainco’s stockholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement or this Agreement.

Section 6.27 RMT Partner Common Stock. Neither Remainco nor Spinco owns (directly or indirectly, beneficially or of record) nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of RMT Partner (other than as contemplated by this Agreement).

Section 6.28 Sufficiency of the Spinco Assets; Title. As of the Closing, after giving effect to the Merger (assuming receipt of all Consents described in Section 5.4 and Section 6.5), the Spinco Assets, together with and taking into account the (a) services available under the Transition Services Agreement and the rights granted pursuant to the other Transaction Documents and (b) provisions of the Separation and Distribution Agreement, will constitute all of the assets, rights and properties (other than the services of Governmental Authorities or third-party utility providers (and assets of Governmental Authorities or third-party utility providers related to the provision of such services) provided to the Spinco Business in the ordinary course of business and of a type generally provided by Governmental Authorities or third-party utility providers to similarly situated Persons) necessary and reasonably sufficient to conduct, in all material respects, the Spinco Business immediately after the Closing in substantially the same manner as currently conducted on the date hereof and as it has been conducted in the twelve (12) months prior to the date hereof. Remainco and Spinco collectively have, and at the Closing the Spinco Entities will have, good, valid and marketable title (free and clear of al Liens other than Permitted Liens) to, valid leasehold interests in or a valid legal right to use, as the case may be, all of the Spinco Assets, except as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business, taken as a whole; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property.

Section 6.29 No Other Representations and Warranties.

(a) Except for the representations and warranties contained in Article V and this Article VI or expressly and specifically made in any Transaction Document, none of Remainco or its Subsidiaries (including Spinco and the Spinco Entities) or any of their respective Affiliates or Representatives makes (and Remainco, on behalf of itself, its Subsidiaries (including Spinco and the Spinco Entities), and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty with respect to Remainco or its Subsidiaries (including Spinco and the Spinco Entities), the Spinco Assets, the Spinco Entities, the Spinco Business or with respect to the accuracy or completeness of any other information provided, or made available, to RMT Partner or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby or in the Transaction Documents. None of Remainco or its Subsidiaries or any other Person will have or be subject to any Liabilities to RMT Partner, its Affiliates (including the Spinco Entities following the Closing), agents or representatives or any Person resulting from RMT Partner’s use of, or the use by any of its Affiliates (including the Spinco Entities following the Closing) or Representatives of any such information, including information, documents, projections, forecasts or other material made available to or otherwise provided to RMT Partner, its Affiliates or Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations, discussions or exchange by electronic mail in connection with the transactions contemplated by this Agreement or the Transaction Documents, unless any such information is expressly and specifically included in a representation or warranty contained in Article V or this Article VI or expressly and specifically in a Transaction Document. Notwithstanding anything to the contrary contained in this Agreement and without limiting the foregoing, none of Remainco, its Subsidiaries or their respective Representatives makes any express or implied representation or warranty with respect to Remainco Assets or Remainco Liabilities.

(b) Remainco acknowledges and agrees that, except for the representations and warranties in Article VII or expressly and specifically made in any Transaction Document, neither RMT Partner nor any of its Subsidiaries, nor any other Person, has made any express or implied representation or warranty with respect to RMT Partner or any of its Subsidiaries or with respect to the accuracy or completeness of any other information provided, or made available, to Remainco or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby and in the Transaction Documents and Remainco has not relied on any representation or warranty other than those contained in Article VII and expressly and specifically made in a Transaction Document. Without limiting the generality of the foregoing, Remainco acknowledges and agrees that neither RMT Partner nor any of its Subsidiaries or any other Person has made a representation or warranty (including as to completeness or accuracy) to Remainco with respect to, and neither RMT Partner nor any of its Subsidiaries or any other Person shall be subject to any liability to Remainco or any other Person in connection with this Agreement and the transactions contemplated hereby resulting from, any materials, documents or information relating to RMT Partner or its Subsidiaries (including any projections, estimates, forecasts or budgets) made available or provided to Remainco or its Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations, discussions, exchange by electronic mail or otherwise, in each case, except as expressly and specifically covered by a representation or warranty set forth in Article VII of this Agreement or in a Transaction Document.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF RMT PARTNER AND MERGER SUB

Except as otherwise disclosed or identified in (a) the RMT Partner SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any disclosures (other than statements of historical fact) in any risk factors section or in any “forward-looking statement” disclaimer); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, or (b) the RMT Partner Disclosure Schedule (it being understood that any information set forth in one section or subsection of the RMT Partner Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of this Article VII for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), RMT Partner and Merger Sub, jointly and severally, hereby represent and warrant to Remainco and Spinco as follows:

Section 7.1 Organization of RMT Partner and Merger Sub.

(a) Each of RMT Partner and Merger Sub is a legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the Laws of its respective jurisdiction.

(b) Each of RMT Partner and Merger Sub has made available to Remainco true and complete copies of its Organizational Documents.

(c) Each of RMT Partner and Merger Sub (i) has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted and (ii) is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), in the case of each of clause (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.2 Subsidiaries.

(a) Section 7.2(a) of the RMT Partner Disclosure Schedule sets forth a list of the RMT Partner Subsidiaries and their respective jurisdictions of organization as of the date hereof. Each RMT Partner Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except where the failure to be so organized or validly existing, or to have such organizational power or authority, would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Each RMT Partner Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.3 Due Authorization.

(a) Each of RMT Partner and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and that have been executed as of the date hereof and will have all requisite corporate power and authority to execute and deliver all other Transaction Documents to which it will be a party as of the Effective Time and (subject to the receipt of the Consents described in Section 7.5) to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery by each of RMT Partner and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by each of RMT Partner and Merger Sub of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part (subject to the receipt of the Consents described in Section 7.5), and, except for the RMT Partner Shareholder Approval, no other corporate action on the part of RMT Partner or Merger Sub is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time.

(c) Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by each of RMT Partner and Merger Sub and (assuming that this Agreement and the other applicable Transaction Documents to which each of Remainco or Spinco is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Remainco, and Spinco (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each of RMT Partner and Merger Sub (as applicable), enforceable against each of RMT Partner and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 7.4 No Conflict. Subject to the receipt of the Consents described in Section 7.5 and receipt of the RMT Partner Shareholder Approval, other than as set forth on Section 7.4 of the RMT Partner Disclosure Schedule, the execution and delivery by each of RMT Partner and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by RMT Partner and Merger Sub of the transactions contemplated hereby and thereby do not and will not: (a) conflict with, violate any provision of, or result in the breach of, any Law or Governmental Order applicable to RMT Partner or Merger Sub or by which any of its assets is bound; (b) conflict with or violate any provision of the Organizational Documents of RMT Partner or Merger Sub; or (c) conflict with or violate any provision of, or result in a default, breach, modification or termination of, or require an additional payment or Consent under, or result in the creation or acceleration of any obligation under, or result in the loss of any benefit or give rise to any right of acceleration, termination, vesting, amendment, suspension or revocation under, any Contract to which RMT Partner or any of its Subsidiaries is a party or to which the business of RMT Partner and its Subsidiaries is bound or (d) result in the creation of imposition of any Lien on any properties or assets of RMT Partner, except, in the case of clauses (a), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.5 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by or with respect to RMT Partner or any of the RMT Partner Subsidiaries in connection with the execution or delivery by each of RMT Partner and Merger Sub of this Agreement or the other Transaction Documents to which each of RMT Partner and Merger Sub (as applicable) is or will be a party as of the Effective Time or the consummation by each of RMT Partner and Merger Sub of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws (including the Required Consents); (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act or the Exchange Act; (d) the filing of the Certificate of Merger pursuant to Section 2.2(a); (e) the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement; (f) the RMT Partner Shareholder Approval; (g) the filing of any amendment to the organizational documents of Spinco to effect the Separation and Distribution; and (h) the Required Consents, filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.6 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of RMT Partner consists of 500,000,000 shares of RMT Partner Common Stock. At the close of business on December 13, 2019: (i) 106,780,994 shares of RMT Partner Common Stock were issued and outstanding (excluding RMT Partner Common Stock held in treasury); (ii) 21,745,143 shares of RMT Partner Common Stock were held by RMT Partner in its treasury; (iii) 1,278,704 shares of RMT Partner Common Stock were reserved for issuance under all outstanding RMT Partner Equity Awards, including deferrals under the RMT Partner Deferred Compensation Plan; (iv) 16,500,000 RMT Partner Tangible Equity Units were issued and outstanding; and (v) no RMT Partner Common Stock was held by any of its Subsidiaries. All of the issued and outstanding RMT Partner Common Stock has been duly authorized, validly issued, fully paid and nonassessable (meaning that the holders thereof cannot, by reason of merely being such a holder, be subject to assessment or calls by RMT Partner or its creditors for further payments on that RMT Partner Common Stock) and have not been, or will not be, issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription rights or any similar right under any applicable contracts or any provisions of the RMT Partner Organizational Documents.

(b) No bonds, debentures, notes or other Indebtedness of RMT Partner or any of the RMT Partner Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of RMT Partner (including RMT Partner Common Stock) may vote (“RMT Partner Voting Debt”) are issued or outstanding.

(c) As of the date hereof, the authorized capital stock of Merger Sub consists of Merger Sub Common Stock, of which one hundred (100) shares are issued and outstanding. Merger Sub has been organized solely for the purpose of effecting the Merger and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

(d) Except as expressly set forth in Section 7.6(a), or in connection with the Merger, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of RMT Partner, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of RMT Partner, (ii) agreements of any kind which may obligate RMT Partner to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of RMT Partner.

Section 7.7 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the RMT Partner Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. RMT Partner, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of the RMT Partner Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no (i) outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for Interests of such RMT Partner Subsidiaries, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such RMT Partner Subsidiaries, and (ii) agreements of any kind which may obligate any RMT Partner Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 7.8 RMT Partner Reports and Financial Statements.

(a) RMT Partner has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and any amendments thereto) required to be so filed or furnished by it with the SEC since January 1, 2018 (collectively, the “RMT Partner SEC Documents”). There are no outstanding or unresolved comments received from the SEC staff with respect to the RMT Partner SEC Documents. As of the date hereof, no Subsidiary of RMT Partner is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC. No Subsidiary of RMT Partner is, or since January 1, 2018 has been, subject to any requirement to file periodic reports under the Exchange Act. As of their respective dates (or, as of its effective date in the case of any RMT Partner SEC Document that is a registration statement filed pursuant to the Securities Act) or, if amended, as of the date of (and giving effect to) the last such amendment, the RMT Partner SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and complied in all material respects with accounting standards applicable thereto, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the RMT Partner SEC Documents (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of RMT Partner and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the RMT Partner SEC Documents (including any related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of RMT Partner and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (subject, in the case of unaudited consolidated financial statements, to (a) such exceptions as may be permitted by the SEC or by Form 10-Q or Form 8-K under the Exchange Act, (b) normal year-end audit adjustments which have not been and are not expected to be material and (c) any other adjustments stated therein or in the notes thereto).

(c) There are no Liabilities of RMT Partner or any of its Subsidiaries of any nature required to be reflected on, or reserved against in, a balance sheet of RMT Partner or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for on the consolidated balance sheet of RMT Partner or described in the notes thereto, in each case included in RMT Partner’s annual report on Form 10-K for the year ended December 31, 2018 or RMT Partner’s quarterly report on Form 10-Q for the period ended September 30, 2019; (b) Liabilities incurred in the ordinary course of business since December 31, 2018; (c) Liabilities incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby; or (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(d) Neither RMT Partner nor any of RMT Partner’s Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e) RMT Partner maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by RMT Partner is reported on a timely basis to the individuals responsible for the preparation of RMT Partner’s filings with the SEC and other public disclosure documents. RMT Partner’s management has completed an assessment of the effectiveness of RMT Partner’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. RMT Partner’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that RMT Partner maintained effective internal control over financial reporting as of December 31, 2018. RMT Partner’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of RMT Partner, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of RMT Partner are being made only in accordance with authorizations of management and directors of RMT Partner and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of RMT Partner’s assets that could have a material effect on its financial statements. RMT Partner has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to RMT Partner’s auditors and the audit committee of the RMT Partner Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting which are reasonably likely to adversely affect RMT Partner’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in RMT Partner’s internal control over financial reporting.

Section 7.9 Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of RMT Partner, threatened before or by any Governmental Authority against RMT Partner or any RMT Partner Subsidiary that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect and (b) there is no continuing Governmental Order to which RMT Partner or any RMT Partner Subsidiary is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.10 Legal Compliance.

(a) Each of the RMT Partner Entities is, and, since January 1, 2017, each of the RMT Partner Entities has been, in compliance with all applicable Laws and Governmental Orders, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Since January 1, 2017, none of the RMT Partner Entities has received any written, or, to the knowledge of the RMT Partner, oral, notice from any Governmental Authority asserting any violation of or failure to comply with, or an investigation with respect to any failure to comply with, any applicable Law or notifying the RMT Partner Entities regarding an investigation of possible non-compliance, except for violations or failures to comply that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Except for those matters which would not, individually or in the aggregate, reasonably be expected to be material to RMT Partner and its Subsidiaries, taken as a whole:

(i) RMT Partner and the RMT Partner Subsidiaries (i) are in compliance, and, during the five (5) years prior to the date hereof, have been in compliance with applicable Anti-Corruption Laws; (ii) since during the five (5) years prior to the date hereof, have not been given notice by a Governmental Authority of, or to the knowledge of RMT Partner, been investigated by any Governmental Authority with respect to any actual or alleged violation of any applicable Anti-Corruption Laws by RMT Partner or any RMT Partner Subsidiary; and (iii) during the five (5) years prior to the date hereof, have had an operational program in effect, including policies, procedures and training, intended to enhance awareness of and compliance with any applicable Anti-Corruption Laws;

(ii) during the five (5) years prior to the date hereof, none of the RMT Partner Entities has, directly or indirectly, through their respective directors, managers, members, officers, or, to the knowledge of RMT Partner, employees or any other Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Government Official or other Person, for the purpose of: (A) influencing any act or decision of any Government Official or Other Covered Party; (B) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of such Government Official’s or Other Covered Party’s legal duties; (C) securing any improper advantage; or (D) inducing any Government Official or Other Covered Party to influence any act or decision of any Governmental Authority, in order to obtain or retain business, or direct business to, any Person, in any way;

(iii) during the five (5) years prior to the date hereof, RMT Partner, its Subsidiaries and its and their officers, directors, employees, and, to RMT Partner’s knowledge, its and their agents and Affiliates have been in compliance with Sanctions; and

(iv) during the five (5) years prior to the date hereof, neither RMT Partner nor any of its Subsidiaries, nor any of its or their officers, directors, or employees, nor, to the knowledge of RMT Partner, any of its or their agents or Affiliates, has been a Sanctioned Party.

Section 7.11 Material Contracts.

(a) Except as set forth in Section 7.11(a) of the RMT Partner Disclosure Schedule, as of the date hereof, neither RMT Partner nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, together with the RMT Partner Licenses, the “RMT Partner Material Contracts”):

(i) other than any such Contract solely between the RMT Partner Entities, any partnership, joint venture, strategic alliance, license or research and development project Contract, in each case, which is material to RMT Partner and its Subsidiaries (taken as a whole);

(ii) Contracts containing (A) a covenant materially restricting the ability of RMT Partner or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers or (B) a provision granting the other party “most favored nation” status, exclusivity or similar rights;

(iii) any acquisition or divestiture Contract that contains continuing financial covenants, indemnities or other payment obligations (including “earn out” or other contingent payment obligations but not including royalty payments) that would reasonably be expected to result in the receipt or making by RMT Partner or any of its Subsidiaries of future payments in excess of $50 million;

(iv) each Contract relating to outstanding Indebtedness of RMT Partner or its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in each case in a principal amount in excess of $10 million other than (A) Contracts solely among RMT Partner and any wholly owned RMT Partner Subsidiary or a guarantee by RMT Partner or any RMT Partner Subsidiary of Indebtedness of a RMT Partner Subsidiary, (B) the RMT Partner Term Credit Facility, (C) the RMT Partner Revolving Credit Agreement and (D) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $10 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(v) any shareholders, investors’ rights, registration rights or similar agreement or arrangement of RMT Partner or any of its Subsidiaries;

(vi) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $40 million;

(vii) is a Contract that is material to RMT Partner and the RMT Partner Entities, taken as a whole, to which a Governmental Authority is a party;

(viii) any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) pursuant to which RMT Partner or any of its Subsidiaries (A) is required to pay after the date hereof consideration in excess of $5 million or (B) is subject to material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(ix) except for any RMT Partner Leases, any other Contract pursuant to which RMT Partner or its Subsidiaries may be entitled to receive or obligated to pay more than $30 million in fiscal year 2018 or fiscal year 2019; and

(x) any Contract not otherwise described in any other subsection of this Section 7.11(a) that would be required to be filed by RMT Partner as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) RMT Partner has made available to Remainco true, complete and correct copies of each RMT Partner Material Contract described in Section 7.11(a)(i) through Section 7.11(a)(x) in effect on the date hereof. Each RMT Partner Material Contract (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is valid and binding on RMT Partner or its Subsidiaries, as applicable, and, to the knowledge of RMT Partner, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. Neither RMT Partner nor any of its Subsidiaries is in breach of, or default under, any RMT Partner Material Contract to which it is a party, except for such breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. To the knowledge of RMT Partner, as of the date hereof, no other party to any RMT Partner Material Contract is in breach of or default under the terms of any RMT Partner Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.12 Vendors and Customers.

(a) Section 7.12(a) of the RMT Partner Disclosure Schedule sets forth a list of the top twenty (20) vendors and/or suppliers (by amount paid) of the RMT Partner Entities for the year ended December 31, 2018 (collectively, the “RMT Partner Material Vendors”) and the amount of consideration paid to each RMT Partner Material Vendor by the RMT Partner Entities during such period. Since December 31, 2018 and prior to the date hereof, no such RMT Partner Material Vendor has expressed in writing to any RMT Partner Entity its intention to cancel or otherwise terminate, or materially reduce or modify, its relationship with RMT Partner or indicating a material breach of the terms of any Contracts with such RMT Partner Material Vendor, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Section 7.12(b) of the RMT Partner Disclosure Schedule sets forth a list of the top twenty (20) customers and distributors (by revenue) of the RMT Partner Entities for the year ended December 31, 2018 (the “RMT Partner Material Customers”) and the amount of consideration paid to the RMT Partner Entities by each RMT Partner Material Customer for the year ended December 31, 2018. Since December 31, 2018 and prior to the date hereof, no such RMT Partner Material Customer has expressed in writing to any RMT Partner Entity its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with RMT Partner or indicating a material breach of the terms of any Contracts with such RMT Partner Material Customer, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.13 RMT Partner Benefit Plans.

(a) Section 7.13(a) of the RMT Partner Disclosure Schedule lists as of the date hereof each material RMT Partner Benefit Plan other than any Non-U.S. RMT Partner Benefit Plan that is not a pension plan. For purposes of this Agreement, “RMT Partner Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all other employee benefit, bonus, incentive, retention, retirement, deferred compensation, early retirement, old-age part-time, stock option (or other equity-based), severance, termination, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, policies, agreements and arrangements, whether or not subject to ERISA and whether written or oral, for the benefit of any RMT Partner Employee, director or service provider who is a natural person or former employee, director or service provider who is a natural person of any of the RMT Partner Entities, (i) that is sponsored, maintained or contributed to by any of the RMT Partner Entities or (ii) for which any of the RMT Partner Entities has any obligation to contribute or other liability, contingent or otherwise; provided, however, that “RMT Partner Benefit Plan” shall not include (x) any Multiemployer Plan or (y) any other plan, program or arrangement maintained by (A) an entity other than a RMT Partner Entity pursuant to a Collective Bargaining Agreement or (B) a Governmental Authority.

(b) RMT Partner has heretofore made available, or will make available within ninety (90) days following the date hereof, to Remainco a true and complete copy (or in the case of any unwritten plan, a description) of each material RMT Partner Benefit Plan listed on Section 7.13(a) of the RMT Partner Disclosure Schedule and, with respect to each such RMT Partner Benefit Plan, the following related documents, if applicable: (i) the current summary plan description within the meaning of ERISA or, in case such RMT Partner Benefit Plan is not subject to ERISA, a summary thereof, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination or opinion letter, (iv) the most recently audited financial statements or prepared actuarial report and (v) any related trust agreement.

(c) Each of the RMT Partner Benefit Plans has been established, operated and administered in all respects in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. There are no pending or, to the knowledge of RMT Partner, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the RMT Partner Benefit Plans or any trusts related thereto and no event has occurred that would reasonably be expected to give rise to any such claim, except where such claims would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(d) Each RMT Partner Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received or is reasonably expected to receive a favorable determination letter from the IRS or is entitled to rely on an advisory or opinion letter from the IRS, and, to the knowledge of RMT Partner, nothing has occurred that would reasonably be expected to result in the revocation of such favorable determination letter.

(e) No RMT Partner Benefit Plan is (i) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” (within the meaning of Section 413 of the Code) or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) Except as would not reasonably be expected to, individually or in the aggregate, result in any material liability to RMT Partner or any RMT Partner Entity, with respect to the RMT Partner Employees or former employees of any of the RMT Partner Entities, no RMT Partner Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than (i) coverage mandated by Law or the sole cost of which is borne by the employee or former employee, (ii) death benefits attributable to deaths that occur at or prior to the termination of service or retirement or (iii) benefits through the end of the month of termination of service or retirement.

(g) Neither RMT Partner nor any of its ERISA Affiliates (i) has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in RMT Partner incurring any such liability thereunder or (ii) has incurred any Withdrawal Liability that has not been satisfied in full, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(h) Except as required by applicable Law or Article IV hereof, neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would, except as required solely by reason of applicable Law or as provided in the Employee Matters Agreement, (i) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any material payment, right or other benefit becoming due to any current or former director or employee of any of the RMT Partner Entities under any RMT Partner Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any RMT Partner Benefit Plan, or (iii) result in any material acceleration of the time of payment, funding or vesting under any RMT Partner Benefit Plan.

(i) Neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would result in the payment by RMT Partner or any of the RMT Partner Entities of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or any equivalent applicable Law. No RMT Partner Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, each RMT Partner Benefit Plan that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (each, a “Non-U.S. RMT Partner Benefit Plan”) (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with applicable Law and the applicable Governmental Authorities and to the knowledge of RMT Partner, no circumstances exist as of the date hereof that would reasonably result in the loss of the good standing of such Non-U.S. RMT Partner Benefit Plan, and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Non-U.S. RMT Partner Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 7.14 Labor Matters.

(a) (i) Within thirty (30) days following the date hereof, RMT Partner shall deliver to Remainco a list setting forth, as of the date hereof, all material Collective Bargaining Agreements that are applicable to current employees of any of the RMT Partner Entities or to which any of the RMT Partner Entities is a party (it being understood that agreements with works councils will not be listed as of the date hereof); (ii) within four (4) months following the date hereof, RMT Partner shall deliver to Remainco an updated list of all material Collective Bargaining Agreements that at such time are applicable to current employees of any of the RMT Partner Entities or to which any of the RMT Partner Entities is a party; and (iii) at least thirty (30) days prior to the Closing, RMT Partner shall deliver to Remainco any updates to such list described in (ii); provided, however, in each case, where there are successive Collective Bargaining Agreements with a particular labor union or other employee representative body, only the most recent Collective Bargaining Agreement in effect in the series shall be listed. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) since January 1, 2017, there has not been any strike, lockout or labor dispute, or, to the knowledge of RMT Partner, any threat thereof, against any of the RMT Partner Entities; (ii) there are no Actions pending against RMT Partner related to the alleged violation of any Laws pertaining to labor relations or employment matters, in each case with respect to any RMT Partner Employee; and (iii) RMT Partner and its Subsidiaries have complied in all respects with all applicable Laws related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or proceedings are pending or, to the knowledge of RMT Partner, threatened with respect to the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, each individual who renders services to the RMT Partner Entities who is classified as an independent contractor, consultant or other non-employee status for any purpose is properly so characterized. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, there is no pending application for certification of a collective bargaining agent or union organizing activities with respect to RMT Partner Employees.

(b) The execution and delivery of this Agreement or any Transaction Document do not require RMT Partner or its Subsidiaries, prior to such execution and delivery, to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or any governmental labor agency.

(c) To the knowledge of RMT Partner, since January 1, 2017, (i) no allegations, claims or reports of material sexual harassment, misconduct, discrimination or retaliation have been made to RMT Partner or its Subsidiaries or in respect of any individual in a RMT Partner Key Executive Role and (ii) neither RMT Partner or its Subsidiaries has entered into any settlement agreement related to allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation by any individual in a RMT Partner Key Executive Role.

Section 7.15 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to RMT Partner and the RMT Partner Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes of or with respect to RMT Partner and the RMT Partner Subsidiaries, whether or not shown as due on such Tax Returns, have been paid, or adequate reserves therefor in accordance with GAAP have been provided on the consolidated financial statements of RMT Partner contained in the RMT Partner SEC Documents.

(b) All material Taxes required to be withheld by RMT Partner and the RMT Partner Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(c) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against RMT Partner or any RMT Partner Subsidiary (or, to the knowledge of RMT Partner, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes due from RMT Partner and the RMT Partner Subsidiaries.

(d) Neither RMT Partner nor any RMT Partner Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(e) Neither RMT Partner nor any RMT Partner Subsidiary has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or a similar transaction under provisions of state, local or foreign law, including a transaction subject to EU Council Directive 2011/16 (known as DAC6) or BEPS Action 12 disclosure requirements.

(f) There are no Liens for material Taxes (other than Permitted Liens) upon the assets of RMT Partner or any of the RMT Partner Subsidiaries.

(g) Neither RMT Partner nor any RMT Partner Subsidiary is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) Contracts containing customary gross-up or indemnification provisions entered into in the ordinary course of business, the primary purposes of which do not relate to Taxes, and (iii) Contracts solely among RMT Partner and/or one or more RMT Partner Subsidiaries.

(h) No Governmental Authority has notified RMT Partner or any RMT Partner Subsidiary in writing that it is or may be subject to taxation in a material amount by a jurisdiction in which it does not presently file Tax Returns.

(i) No Governmental Authority has notified RMT Partner or any RMT Partner Subsidiary in writing that it is subject to a claim for damages related to a violation or purported violation of European Union state aid rules related to taxes.

(j) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any material assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

(k) As of the date hereof, RMT Partner is not aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger or the Second Merger from qualifying for the Intended Tax Treatment or (ii) RMT Partner from delivering the RMT Partner Representation Letter at the applicable time set forth in Section 8.3(d).

(l) Neither RMT Partner nor any RMT Partner Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income tax law) entered into on or prior to the Closing Date, (iv) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law), (v) a change in the method of accounting for a period ending prior to or including the Closing Date, (vi) an election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign law), or (vii) the application of Section 965 of the Code (including Section 965(h)).

(m) (i) Neither RMT Partner nor any RMT Partner Subsidiary has engaged in an “extraordinary disposition” as set forth in Treasury Regulation Section 1.245A5T(c)(3)(ii) and there is no “extraordinary disposition account” with respect to RMT Partner nor any RMT Partner Subsidiary, or any equity interests with respect to such entities, (ii) there has not been an “extraordinary reduction” (as defined in Treasury Regulation Section 1.245A5T(e)(2)(i)) with respect to any Subsidiary of Spinco, and (iii) there is no “hybrid deduction account” with respect to any share of stock (or other instrument treated as equity for U.S. tax purposes) of any RMT Partner Subsidiary, within the meaning of Proposed Treasury Regulation Section 1.245A(e)-1.

(n) Neither RMT Partner nor any RMT Partner Subsidiary is eligible for the benefits of a special tax regime or contractual arrangement or other tax holiday or similar arrangement under federal, state, local or foreign law (including an exemption from or reduction in the rate of otherwise applicable Tax), for which it is not fully in compliance with all relevant requirements. To the extent RMT Partner or any RMT Partner Subsidiary is eligible for such benefits, this Agreement and the closing of the transactions contemplated hereunder will not end or otherwise affect such eligibility.

(o) Neither RMT Partner nor any RMT Partner Subsidiary is or has, in the five year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(p) Since December 31, 2018, neither RMT Partner nor any RMT Subsidiary have incurred a material liability for Taxes outside its ordinary course of business, or have participated in an extraordinary transaction that is likely to give rise to material Tax liabilities.

(q) Neither RMT Partner nor any RMT Partner Subsidiary makes payments for which a deduction is disallowed under Section 267A of the Code.

Section 7.16 Brokers’ Fees. Other than as set forth on Schedule 7.16 of the RMT Partner Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Remainco or its Affiliates, any RMT Partner, or any Spinco Entity would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by RMT Partner or any RMT Partner Subsidiary.

Section 7.17 Insurance. All insurance policies (excluding any RMT Partner Benefit Plans) to which RMT Partner and any RMT Partner Subsidiary is currently a party, or which are held for the benefit of RMT Partner or any of the RMT Partner Subsidiaries, are in full force and effect, and, to the knowledge of RMT Partner, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Each RMT Partner Entity is covered by insurance policies that are sufficient for compliance with all applicable Laws and Contracts to which such RMT Partner Entity is a party or by which it is bound and as is customary in the industries in which the RMT Partner Entities operate.

Section 7.18 Regulatory Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect and except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 7.21), (i) RMT Partner and the RMT Partner Subsidiaries have obtained all of the Permits necessary under applicable Laws for RMT Partner and the RMT Partner Subsidiaries to own, lease and operate their assets in the manner in which they are now owned, leased and operated and to conduct their businesses as now conducted, including (A) all authorizations and approvals under the FDCA (including Sections 505, 510(k) and 515 thereof), the PHSA and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the RMT Partner Products (any such Governmental Authority, a “RMT Partner Regulatory Agency”), in each case necessary for the lawful operation of the businesses of RMT Partner and its Subsidiaries in each jurisdiction in which such Person operates (the “RMT Partner Regulatory Permits”); (ii) all such RMT Partner Regulatory Permits are valid and in full force and effect; and (iii) RMT Partner is in compliance with the terms of all RMT Partner Regulatory Permits.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, the businesses of each of RMT Partner and each RMT Partner Subsidiary are being conducted in compliance with, and such Persons have appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which RMT Partner or any RMT Partner Subsidiary operates or sells or distributes a RMT Partner Product or RMT Partner Product candidate; and (xiv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “RMT Partner Healthcare Laws”). Since January 1, 2017, neither RMT Partner nor any RMT Partner Subsidiary has received any written notification or communication from any RMT Partner Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Governmental Authority in any jurisdiction, of noncompliance by, or liability of RMT Partner or any RMT Partner Subsidiaries under, any RMT Partner Healthcare Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(c) Neither RMT Partner nor any of the RMT Partner Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any RMT Partner Regulatory Agency and, to the knowledge of RMT Partner, (i) the imposition of any such agreement or decree is not currently pending and (ii) no RMT Partner Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(d) Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each of RMT Partner and the RMT Partner Subsidiaries are being conducted in compliance with all applicable RMT Partner Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312, 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, since January 1, 2017: (i) no clinical trial conducted by or on behalf of RMT Partner or any RMT Partner Subsidiary has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Governmental Authority or institutional review board that has or has had jurisdiction over a clinical trial conducted by or on behalf of RMT Partner or any RMT Partner Subsidiary has commenced, or, to the knowledge of RMT Partner, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of RMT Partner or any RMT Partner Subsidiary.

(e) Since January 1, 2017, neither RMT Partner nor any RMT Partner Subsidiary has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters) or the Employee Matters Agreement or any other RMT Partner Regulatory Agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any RMT Partner Product currently pending before or previously approved or cleared by the FDA or such other RMT Partner Regulatory Agency, except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(f) Since January 1, 2017, all reports, documents, claims, permits, adverse event reports, notices and biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other RMT Partner Regulatory Agency by RMT Partner and the RMT Partner Subsidiaries have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or applications would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. All such reports, documents, claims, permits, notices and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither RMT Partner nor any RMT Partner Subsidiary, nor, to the knowledge of RMT Partner, any officer, employee, agent or distributor of RMT Partner or any RMT Partner Subsidiary, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other RMT Partner Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other RMT Partner Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of RMT Partner and its Subsidiaries, that, at the time of such disclosure, act or failure, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other RMT Partner Regulatory Agency to invoke any similar policy.

(g) Neither RMT Partner nor any RMT Partner Subsidiary, nor, to the knowledge of RMT Partner, any officer, employee, agent or distributor of RMT Partner or any RMT Partner Subsidiary, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Neither RMT Partner nor any RMT Partner Subsidiary, nor, to the knowledge of RMT Partner, any officer, employee, agent or distributor of RMT Partner or any RMT Partner Subsidiary, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h) As to each RMT Partner Product or RMT Partner Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of RMT Partner or any of the RMT Partner Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, each such RMT Partner Product or RMT Partner Product candidate is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting and security. There is no investigation, action or proceeding pending or, to the knowledge of RMT Partner, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation of any Law applicable to any RMT Partner Product or RMT Partner Product candidate by RMT Partner or any of the RMT Partner Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(i) Since January 1, 2017, no RMT Partner Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any RMT Partner Product, in each case which has not been publicly disclosed by the applicable RMT Partner Regulatory Agency, or is currently considering initiating, conducting or issuing any recall of any RMT Partner Product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. To the knowledge of RMT Partner, there are no facts which would reasonably be expected to cause, and no RMT Partner Entity has received since January 1, 2017 any written notice from the FDA or any other RMT Partner Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any RMT Partner Product sold or intended to be sold by RMT Partner or the RMT Partner Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such RMT Partner Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such RMT Partner Products, or (iv) a negative change in reimbursement status of a RMT Partner Product, that in each case, would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.19 Real Property.

(a) Section 7.19(a) of the RMT Partner Disclosure Schedule sets forth a list of all RMT Partner Owned Real Properties that are material to the business of the RMT Partner Entities (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) the applicable RMT Partner Entities have good and marketable title (or the applicable local equivalent) to all RMT Partner Owned Real Property, free and clear of all Liens other than Permitted Liens and (ii) no RMT Partner Entity has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any RMT Partner Owned Real Property. Except as set forth on Section 7.19(a) of the RMT Partner Disclosure Schedule, no RMT Partner Entity has leased or licensed any material portion of the RMT Partner Owned Real Property.

(b) Section 7.19(b) of the RMT Partner Disclosure Schedule sets forth a list of all RMT Partner Leased Real Properties that are material to the business of the RMT Partner Entities (taken as a whole). RMT Partner has made available to Remainco, or will make available to Remainco upon specific request, true, complete and correct copies of each material RMT Partner Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) the applicable RMT Partner Entities have a valid and enforceable leasehold interest in all RMT Partner Leased Real Property, subject to the Remedies Exception, (ii) there is no default under any RMT Partner Lease by any RMT Partner Entity, or to RMT Partner’s knowledge, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default under any RMT Partner Lease by any RMT Partner Entity and (iii) no RMT Partner Entity has received any notice of default, termination or cancellation from a lessor with respect to any RMT Partner Lease which breach or default has not been cured. Except as set forth on Section 7.19(b) of the RMT Partner Disclosure Schedule, no RMT Partner Entity has subleased or licensed any material portion of the RMT Partner Leased Real Property.

Section 7.20 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect:

(i) all RMT Partner Registered Intellectual Property is subsisting and, to the knowledge of RMT Partner, valid and enforceable;

(ii) RMT Partner or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the RMT Partner Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens);

(iii) to the knowledge of RMT Partner, the use of the RMT Partner Owned Intellectual Property and any Intellectual Property licensed to RMT Partner or any of its Subsidiaries in connection with the RMT Partner Products, and the conduct of the respective businesses of the RMT Partner and its Subsidiaries as currently conducted (the “RMT Partner Business”), do not, and immediately after the Closing, will not, infringe upon, misappropriate, dilute or otherwise violate, and have not since January 1, 2017, infringed upon, misappropriated, diluted or otherwise violated, the valid Intellectual Property rights of any third party;

(iv) since January 1, 2017, (A) no Action is or has been pending or threatened by RMT Partner or any of its Subsidiaries (1) alleging that any third party is infringing, misappropriating, diluting or otherwise violating any RMT Partner Owned Intellectual Property or (2) challenging the validity, enforceability, scope or use of Intellectual Property owned by a third party and in the field of the RMT Partner Business, and (B) to the knowledge of RMT Partner, no other Person is or has been infringing, misappropriating, diluting or otherwise violating any RMT Partner Owned Intellectual Property;

(v) there is no and, since January 1, 2017, there has been no (A) Action initiated by any third party pending or, to the knowledge of RMT Partner, threatened against RMT Partner or any of its Subsidiaries (1) concerning the matters described in Section 7.20(a)(iii) or (2) challenging the validity, enforceability, scope, use, or ownership of any RMT Partner Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to RMT Partner or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending”, or (B) (1) Governmental Order against RMT Partner or any of its Subsidiaries or applicable to any RMT Partner Owned Intellectual Property, (2) settlement agreement that RMT Partner or any of its Subsidiaries is a party to, or (3) to the knowledge of RMT Partner, other Governmental Order or settlement agreement, in each case restricting the use, ownership, enforcement, or exploitation of any RMT Partner Owned Intellectual Property; and

(vi) (A) RMT Partner and its Subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of all Know-How included in the RMT Partner Owned Intellectual Property, (B) to the knowledge of RMT Partner, neither RMT Partner nor any of its Subsidiaries has disclosed to any Person (including any employees, contractors, and consultants) any such Know-How included in the RMT Partner Owned Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation, and to the knowledge of RMT Partner, except as set forth on Section 7.20(a)(vi) of the RMT Partner Disclosure Schedule, there has not been any breach by any party to any such confidentiality agreement and (C) RMT Partner and its Subsidiaries have required all Persons (including any current or former employees, contractors, and consultants) who create or develop or have created or developed any material registered or applied for Intellectual Property for the benefit of the RMT Partner Business to assign, and all such Persons have assigned, to RMT Partner or one of its Subsidiaries (by present assignment) all of such Person’s rights in such registered or applied for Intellectual Property.

(b) Since January 1, 2017, to the knowledge of RMT Partner, (i) there have been no security breaches in the IT Assets used by the RMT Partner Business or containing any data (including Personal Data) or Information of, or held on behalf of a third party by, the RMT Partner Business, and (ii) there have been no disruptions in any IT Assets that adversely affected the RMT Partner Business, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. RMT Partner and its Subsidiaries, in connection with the conduct of the RMT Partner Business, have implemented and maintain business continuity and disaster recovery plans, procedures and facilities that are reasonable and appropriate to preserve the availability, security, and integrity of its and their IT Assets, and the data (including Personal Data) and Information stored thereon.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) RMT Partner and its Subsidiaries, in connection with the conduct of the RMT Partner Business, have, at all times since January 1, 2017, complied with, and Processed Personal Data in accordance with, all Data Security Requirements applicable to the RMT Partner Business, and (ii) since January 1, 2017, to the knowledge of RMT Partner, there has been no unauthorized access to or breach, misuse or theft of any Personal Data Processed by or on behalf of the RMT Partner Business. No Actions have been asserted or, to the knowledge of RMT Partner, threatened since January 1, 2017 against RMT Partner or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights, or of a Data Security Requirement, in relation to the conduct of the RMT Partner Business that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, since January 1, 2017 RMT Partner and its Subsidiaries have not been required to provide under any Data Security Requirement, and have not otherwise provided, written notice to any Person informing them of a breach or unauthorized use of their Personal Data. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, the execution of the Transaction Documents and the consummation of the transactions contemplated thereby comply with all applicable Data Security Requirements.

(d) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 7.20 are the only representations and warranties being made by RMT Partner in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights or the violation of Data Security Requirements.

Section 7.21 Environmental Matters.

(a) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect:

(i) RMT Partner and the RMT Partner Subsidiaries are, and for the last five (5) years have been, in compliance with all Environmental Laws and Governmental Orders;

(ii) RMT Partner and the RMT Partner Subsidiaries have obtained and maintained and are, and for the last five (5) years have been, in compliance with all Permits required under Environmental Laws for RMT Partner and the RMT Partner Subsidiaries to own, lease and operate their assets or to conduct the RMT Partner Business;

(iii) there are no Actions, Governmental Orders, notices or claims pending (or, with respect to Governmental Orders, continuing to which any RMT Partner or RMT Partner Subsidiary is a party or by which any of them are bound) or, to the knowledge of RMT Partner, threatened, against RMT Partner and the RMT Partner Subsidiaries alleging violations of or Liability under any Environmental Law; and

(iv) no conditions currently exist, and no incidents have occurred in the last five (5) years, with respect to the RMT Partner Business, including with respect to the assets of RMT Partner and the RMT Partner Subsidiaries, the RMT Partner Owned Real Property or the RMT Partner Leased Real Property, or any property currently or formerly owned, leased or operated by RMT Partner or the RMT Partner Subsidiaries, or any property to which RMT Partner or the RMT Partner Subsidiaries arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in RMT Partner or the RMT Partner Subsidiaries incurring Liabilities under Environmental Laws.

Section 7.22 Absence of Changes.

(a) Since December 31, 2018, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Since December 31, 2018, except as expressly required by this Agreement and the other Transaction Documents, RMT Partner and the RMT Partner Subsidiaries have, in all material respects, conducted their respective business and owned, leased and operated their respective assets in the ordinary course of business consistent with past practice.

Section 7.23 Affiliate Matters. Except for (a) employment, compensation, severance or retention agreements or arrangements in the ordinary course of business (including any indemnification, contribution or advancement obligations of any RMT Partner Entity), (ii) pursuant to a RMT Partner Benefit Plan and (iii) commercial Contracts entered into on arm’s-length terms in the ordinary course of business, no (i) Affiliate of RMT Partner, (ii) holder of 5% or more of RMT Partner Common Stock, (iii) director or executive officer of RMT Partner, (iv) Affiliate of any Person referred to in the foregoing clauses (ii) and (iii) or (v) “immediate family” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (iii) is a party to any Contract with or binding upon any RMT Partner Entity or has an interest in any material Contract or transaction related to RMT Partner or any of its assets (each, a “RMT Partner Affiliate Contract”).

Section 7.24 Information Supplied.

(a) As subsequently updated, amended, modified or adjusted pursuant to Section 8.4, the information relating to each of RMT Partner and Merger Sub and their respective Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by RMT Partner, Merger Sub or their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, (i) the Split Off TO and the Proxy Statement will not, on the date the Split Off TO (if applicable) and the Proxy Statement, respectively, are first mailed to the Remainco stockholders or the RMT Partner shareholders (as applicable), (ii) the Distribution Registration Statement and the RMT Partner Registration Statement will not, at the time the Distribution Registration Statement or the RMT Partner Registration Statement (and in each case any amendment or supplement thereto), respectively, are filed with the SEC, are declared effective by the SEC or are first mailed to the RMT Partner shareholders or Remainco stockholders (as applicable), (iii) the Proxy Statement will not, at the time of the RMT Partner Shareholders Meeting, (iv) the Distribution Registration Statement will not, on the date of the Distribution or at the closing of the Exchange Offer (as applicable), or (v) the RMT Partner Registration Statement will not, at the Effective Time, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 7.24(a), no representation or warranty is made by RMT Partner or Merger Sub with respect to information or statements made or incorporated by reference in the Securities Filings, which information or statements were not supplied by or on behalf of RMT Partner or Merger Sub.

(b) The Securities Filings that RMT Partner and Merger Sub will file (jointly or otherwise) pursuant to Section 8.4 will comply in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder.

Section 7.25 Opinion of RMT Partner Financial Advisers. The RMT Partner Board has received an opinion from RMT Partner’s financial advisors, Greenhill & Co., LLC and Morgan Stanley & Co. LLC, substantially to the effect that, as of the date thereof, based upon and subject to the various assumptions made, procedures followed, matters considered and customary qualifications and limitations set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to RMT Partner.

Section 7.26 Certain Board Findings.

(a) The RMT Partner Board (i) has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the RMT Partner Share Issuance, (ii) has determined that this Agreement and the transactions contemplated hereby are fair and in the best interest of RMT Partner and its shareholders, and (iii) has resolved to make the RMT Partner Recommendation, subject to Section 8.10.

(b) The Merger Sub Board, (i) has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) has resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub and (iii) RMT Partner has approved and adopted, as Merger Sub’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Merger.

Section 7.27 Shareholder Approval Required.

(a) No vote of the holders of any class of equity securities of RMT Partner is required for the execution and delivery of this Agreement, the Transaction Documents or any other agreements and documents contemplated hereby to which RMT Partner is a party, the performance by RMT Partner of its obligations hereunder and thereunder, or to consummate the Merger and the transactions contemplated hereunder and thereunder, except that consummation of the RMT Partner Share Issuance requires the RMT Partner Shareholder Approval.

(b) Prior to or concurrently with the execution of this Agreement, RMT Partner, as the sole shareholder of Merger Sub, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein.

Section 7.28 No Anti-Takeover Measures. Each of the RMT Partner Board and the Merger Sub Board have taken all necessary action to exempt this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby from the restrictions set forth in any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any anti-takeover provision in RMT Partner’s or Merger Sub’s Organizational Documents.

Section 7.29 No Other Representations and Warranties.

(a) Except for the representations and warranties contained in this Article VII or expressly and specifically made in any Transaction Document, none of RMT Partner or its Subsidiaries or any of their respective Affiliates or Representatives makes (and RMT Partner, on behalf of itself, its Subsidiaries, and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty with respect to RMT Partner or its Subsidiaries, or with respect to the accuracy or completeness of any other information provided, or made available, to Remainco or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby or in the Transaction Documents. None of RMT Partner or its Subsidiaries or any other Person will have or be subject to any Liabilities to Remainco, its Affiliates, agents or representatives or any Person resulting from Remainco’s use of, or the use by any of its Affiliates or Representatives of any such information, including information, documents, projections, forecasts or other material made available or provided to Remainco, its Affiliates or Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations, discussions or exchange by electronic mail in connection with the transactions contemplated by this Agreement and the Transaction Documents, unless any such information is expressly and specifically included in a representation or warranty contained in this Article VII or in any Transaction Document.

(b) RMT Partner acknowledges and agrees that, except for the representations and warranties in Article V, Article VI and expressly and specifically made in any Transaction Document, neither Remainco nor any of its Subsidiaries (including Spinco and the Spinco Entities), nor any other Person, has made any express or implied representation or warranty with respect to the Spinco Assets, the Spinco Entities, the Spinco Business or with respect to the accuracy or completeness of any other information provided, or made available, to RMT Partner or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby and in the Transaction Documents and RMT Partner has not relied on any representation or warranty other than those contained in Article V, Article VI and expressly and specifically made in any Transaction Document. Without limiting the generality of the foregoing, RMT Partner acknowledges and agrees that neither Remainco nor any of its Subsidiaries or any other Person has made a representation or warranty (including as to completeness or accuracy) to RMT Partner with respect to, and neither Remainco nor any of its Subsidiaries or any other Person shall be subject to any liability to Remainco or any other Person in connection with this Agreement and the transactions contemplated hereby resulting from, any materials, documents or information (including any projections, estimates, forecasts or budgets) relating to Remainco or its Subsidiaries (including Spinco and the Spinco Entities), the Spinco Assets or the Spinco Business made available or provided to RMT Partner or its Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations, discussions, exchange by electronic mail or otherwise, in each case, except as expressly and specifically covered by a representation or warranty set forth in Article VI of this Agreement or in a Transaction Document.

ARTICLE VIII

COVENANTS

Section 8.1 Conduct of Business by RMT Partner Pending the Closing.

(a) From the date hereof and until the earlier of the Effective Time or termination of this Agreement in accordance with its terms (the “Interim Period”), unless (1) expressly contemplated by this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, (2) as set forth in Section 8.1 of the RMT Partner Disclosure Schedule, (3) as consented to by Remainco in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as required by Law, RMT Partner shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its and their operations in the ordinary course of business and use commercially reasonable efforts to (x) substantially preserve the present business organization RMT Partner and its Subsidiaries, (y) keep available the services of the RMT Partner Employees and (z) maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners, in each case, in all material respects; provided, however, that no action by RMT Partner or its Subsidiaries with respect to matters specifically addressed by any provision of Section 8.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.1(b).

(b) Without limiting the generality of the foregoing, during the Interim Period, unless (1) expressly contemplated by this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, (2) as set forth in Section 8.1 of the RMT Partner Disclosure Schedule, (3) as consented to by Remainco in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as required by Law, RMT Partner shall not, and shall cause its Subsidiaries not to:

(i) amend or adopt any change in, or waive any provision of, its Organizational Documents (other than immaterial amendments to its Organizational Documents that do not impact in any respect the economic benefits of the Merger to Spinco stockholders);

(ii) (A) authorize, declare, set aside or pay any dividends on or make other distributions in respect of its capital stock or other Interests (whether in cash, securities or property), except for (x) dividends paid by any direct or indirect wholly owned Subsidiary of RMT Partner to RMT Partner or to any other direct or indirect wholly owned Subsidiary of RMT Partner, and (y) regular quarterly cash dividends of RMT Partner; provided that such quarterly cash dividend shall not exceed the amount set forth on Section 8.1(b)(ii) of the RMT Partner Disclosure Schedule, (B) alter, split, combine or reclassify any of its Interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, its capital stock or other Interests, (C) redeem, repurchase or otherwise acquire its capital stock or other Interests (including any securities convertible or exchangeable into such capital stock or Interests) (other than the acquisition of RMT Partner Common Stock from holders of RMT Partner Equity Awards in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any stock options, stock appreciation rights, restricted stock units or other rights granted under the RMT Partner Stock Plan, in each case, in the ordinary course of business consistent with past practice) or (D) enter into any agreement with respect to the voting or registration of its capital stock or its other Interests;

(iii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any RMT Partner Voting Debt, any shares of any class of capital stock of, or any other Interests of any class in, RMT Partner or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests of RMT Partner or any of its Subsidiaries, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of RMT Partner or any of its Subsidiaries, other than (A) the issuance of RMT Partner Shares upon the exercise or settlement of RMT Partner Equity Awards outstanding and in accordance with their terms as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement, (B) as set forth on Section 8.1(b)(iii) of the RMT Partner Disclosure Schedule, or (C) the issuance by a wholly owned Subsidiary of RMT Partner of its capital stock to RMT Partner or another wholly owned Subsidiary of RMT Partner;

(iv) sell, assign, transfer, convey, lease (as lessor), encumber (other than an encumbrance that is or would constitute a Permitted Lien) or otherwise dispose of any assets that are material to RMT Partner and the RMT Partner Subsidiaries (taken as a whole), except for (A) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (B) other dispositions of assets in an amount not to exceed $100 million in the aggregate or (C) the factoring of receivables in the ordinary course of business;

(v) merge, combine or consolidate (pursuant to a plan of merger or otherwise) RMT Partner with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of RMT Partner;

(vi) acquire (including by merger, consolidation, or acquisition of shares or assets or otherwise) any interest in any Person or any assets thereof, other than (A) any acquisition of goods or services in the ordinary course of business or (B) acquisitions for which the amounts paid or transferred by RMT Partner and its Subsidiaries does not exceed $100 million individually or $400 million in the aggregate, unless, in the case of clause (B), such transaction (1) would reasonably be expected to prevent or materially delay or impede the receipt of any Required Consent or (2) would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby;

(vii) permit or cause RMT Partner or any of its Subsidiaries to (A) issue Indebtedness that is convertible into equity or (B) repurchase, repay, prepay, refinance or incur any Indebtedness, issue any debt securities, engage in any securitization transactions or similar arrangements or assume or guarantee the obligations of any Person (other than RMT Partner or its Subsidiaries) for borrowed money if, in each case, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and other transactions contemplated hereby, such actions would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating;

(viii) permit or cause RMT Partner or any of its Subsidiaries to make any material loans to or investments in, or material advances of money to, any Person (other than RMT Partner or any wholly owned RMT Partner Subsidiary), except for (x) extensions of credit and advances to employees or officers of RMT Partner or any RMT Partner Subsidiary for expenses incurred in the ordinary course of business or (y) in an amount not to exceed $100 million;

(ix) modify in any manner or enter into any Contract if such modification or Contract, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating; provided that any renewal or extension of a RMT Partner Material Contract shall not be prohibited under this Section 8.1(b)(ix) unless such renewal or extension otherwise alters the terms of such RMT Partner Material Contract in a manner prohibited by this Section 8.1(b)(ix);

(x) subject to clause (iii) above, (A) grant any increase in the base salaries, target bonus opportunity, or other compensation or benefits payable by RMT Partner or its Affiliates to any of its employees, (B) adopt, terminate, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any RMT Partner Benefit Plan or any plan, program, agreement or arrangement that would be an RMT Partner Benefit Plan if in effect on the date hereof, or (C) enter into or amend any employment, consulting, change in control, retention, severance or termination agreement with any employee of any of the RMT Partner Entities, in each case, other than (1) as required by applicable Law, (2) as required by any RMT Partner Benefit Plan or Collective Bargaining Agreement, each as in effect on the date hereof, (3) in the ordinary course of business consistent with the past practices of RMT Partner or its Affiliates (including in the context of new hires or promotions based on job performance or workplace requirements) or (4) to the extent undertaken in connection with the implementation of a program that affects all similarly situated employees of RMT Partner and/or its Subsidiaries;

(xi) except as required by GAAP or applicable Law, make any material change to any of its financial accounting principles, methods or practices;

(xii) settle, release, waive or compromise any Action (or threatened Action), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving the payment of monetary damages of not more than $25 million (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, RMT Partner and its Subsidiaries) individually or $75 million in the aggregate and (B) does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against RMT Partner or its Subsidiaries; provided that the settlement, release, waiver or compromise of any Action or claim brought by the shareholders of RMT Partner against RMT Partner or its directors and officers relating to the transactions contemplated by this Agreement or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 8.11;

(xiii) make, change or revoke any material Tax election, or settle or compromise any material Tax liability, amend any material Tax Return, surrender any material right or claim to a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax Returns or claims for Taxes, enter into any closing agreements with respect to material Taxes in each case other than (A) in the ordinary course of business or (B) as would not be reasonably expected to have a material and adverse impact on RMT Partner and the RMT Partner Subsidiaries, taken as a whole, or, after the Merger, RMT Partner and its Subsidiaries (including Spinco and the Spinco Subsidiaries), taken as a whole;

(xiv) permit Merger Sub to conduct any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the Ancillary Agreements and the consummation of the Merger; or

(xv) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing that delays or prevents the Closing.

Section 8.2 Conduct of Business by Spinco and Remainco Pending the Closing.

(a) During the Interim Period, solely with respect to the Spinco Entities and the Spinco Business (excluding the Remainco Business, Remainco Assets and the Remainco Liabilities), unless (1) expressly contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including actions taken to effectuate the Merger, the Separation, the Distribution and the Spinco Special Cash Payment in accordance with the terms thereof), (2) as set forth in Section 8.2 of the Spinco Disclosure Schedule, (3) contemplated by the Separation Plan, (4) as consented to by RMT Partner in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (5) as required by Law, Remainco shall, and shall cause each of its Subsidiaries to, conduct the Spinco Business in the ordinary course of business in all material respects and use commercially reasonable efforts to (w) substantially preserve the Spinco Group’s present business organization, (x) keep available the services of the Spinco Employees, (y) maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners, and (z) make capital expenditures consistent with the budget set forth in Section 8.2(a) of the Spinco Disclosure Schedule, in each case, in all material respects; provided, however, that no action by Remainco or its Subsidiaries with respect to matters specifically addressed by any provision of Section 8.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.2(b).

(b) Without limiting the generality of the foregoing, during the Interim Period, unless (1) expressly contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including actions taken in connection with the Merger, the Separation, the Distribution and the Spinco Special Cash Payment), (2) as set forth on Section 8.2 of the Spinco Disclosure Schedule, (3) contemplated by the Separation Plan, (4) as consented to by RMT Partner in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (5) as required by Law, Remainco shall not, solely with respect to the Spinco Entities and the Spinco Business (excluding the Remainco Business, the Remainco Assets and the Remainco Liabilities), and shall cause its Subsidiaries not to, solely with respect to the Spinco Entities and the Spinco Business:

(i) amend or adopt any change in, or waive any provision of, the Organizational Documents of any of the Spinco Entities, other than an amendment to the certificate of incorporation of Spinco to increase the number of authorized or outstanding shares of Spinco Common Stock in connection with the Distribution and other than immaterial amendments to any such Organizational Documents that do not impact in any respect the economic benefits of the Merger to RMT Partner shareholders;

(ii) (A) authorize, declare, set aside or pay any dividends on or make other distributions in respect of any capital stock or other Interests of any of the Spinco Entities (whether in cash, securities or property), except for (x) dividends paid by (1) any direct or indirect wholly owned Subsidiary of Spinco to Remainco, Spinco or any other direct or indirect wholly owned Subsidiary of Remainco or Spinco, (2) Remainco or any direct or indirect wholly owned Subsidiary of Remainco to Spinco or any other direct or indirect wholly owned Subsidiary of Spinco (in the case of each of clause (1) and clause (2), including in connection with the collection by Remainco or any Subsidiary thereof of any cash or cash equivalents of the Spinco Entities) or (3) any Person in connection with Section 3.2 of the Separation and Distribution Agreement and (y) for the avoidance of doubt, any dividends paid by Remainco to its stockholders, (B) other than in connection with the Distribution, alter, split, combine or reclassify any of the Interests of any of the Spinco Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, the capital stock or other Interests of the Spinco Entities, (C) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any capital stock or Interests (including any securities convertible or exchangeable into such capital stock or Interests) of any Spinco Entity (other than any such capital stock or Interests held by another Spinco Entity or any Remainco Entity or acquired by another Spinco Entity), or (D) enter into any agreement with respect to the voting or registration of the capital stock or other Interests of any Spinco Entity;

(iii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any Spinco Voting Debt, shares of any class of capital stock of, any other Interests of any class in, any of the Spinco Entities, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the Spinco Entities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of the Spinco Entities or of the Remainco Entities with respect to the Spinco Employees, other than (A) the issuance of Remainco Common Stock upon the exercise or settlement of Remainco Equity Awards outstanding in accordance with their terms as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement, (B) as set forth on Section 8.2(b)(iii) of the Spinco Disclosure Schedule, (C) the issuance by a wholly owned Subsidiary of Spinco of its capital stock to Spinco or another wholly owned Subsidiary of Spinco or to any Remainco Entity in connection with the Separation or (D) in connection with the Distribution;

(iv) other than with respect to Intellectual Property which is subject to Section 8.2(b)(xvi), sell, assign, transfer, convey, lease (as lessor), license (as licensor), encumber (other than an encumbrance that constitutes a Permitted Lien) or otherwise dispose of any Spinco Assets that are material to the Spinco Business (taken as a whole), except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (C) other dispositions of assets in an amount not to exceed $100 million in the aggregate or (D) the factoring of receivables in the ordinary course of business;

(v) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the Spinco Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of any of the Spinco Entities, other than pursuant to the Separation Plan or any internal reorganizations that would not have a material and adverse impact on the Spinco Entities, the Spinco Business or the transactions contemplated by this Agreement;

(vi) acquire (including by merger, consolidation, or acquisition of shares or assets or otherwise) any interest in any Person or any assets thereof that would be a Spinco Asset at the Distribution Date, other than (A) any acquisition of goods or services in the ordinary course of business, (B) any acquisition for which the purchase price will be paid by Remainco prior to the Distribution Date and (C) acquisitions for which the amounts paid or transferred by any Remainco Entity or Spinco Entity do not exceed $25 million individually or $100 million in the aggregate, unless, in the case of each of clause (A) and clause (B), such transaction (1) would reasonably be expected to prevent or materially delay or impede the receipt of any Required Consent or (2) taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating;

(vii) permit or cause any of the Spinco Entities to repurchase, repay, prepay, refinance or incur any Indebtedness, issue any debt securities, engage in any securitization transactions or similar arrangements or assume or guarantee the obligations of any Person (other than a Spinco Entity) for borrowed money, other than (A) the incurrence of Indebtedness in connection with the Financing, including the Debt Financing for an amount sufficient to fund the Spinco Special Cash Payment, (B) the repurchase, repayment, prepayment, refinancing or incurrence of Indebtedness between or among Spinco Entities; (C) the repurchase, repayment, prepayment or incurrence of any Indebtedness or any other Liability between a Spinco Entity and a Remainco Entity in the ordinary course of business; (D) supplier/customer financing programs, cash management programs or the factoring of receivables, in each case, in the ordinary course of business; (E) incurrence and repayment of Indebtedness under overdraft facilities in the ordinary course of business consistent with past practice; (F) Indebtedness in an aggregate principal amount not to exceed $10 million at any time outstanding; provided that in the case of this clause (F), (1) such Indebtedness is on terms and conditions that are customary and reasonable in light of then-prevailing market conditions, (2) such Indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) and (3) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to be consummated in connection herewith shall conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under or any loss of a material benefit of any Spinco Entity under, or result in the creation of any Lien under such Indebtedness; or (G) letters of credit or similar arrangements entered into in the ordinary course of business; provided that in no event shall any Spinco Entity be permitted pursuant to this clause (vii) to issue Indebtedness that is convertible into equity, and in no event shall any Remainco Entity (with respect to the Spinco Entities and the Spinco Business (excluding the Remainco Assets and the Remainco Liabilities)) or Spinco Entity be permitted pursuant to this clause (vii) to take any actions that, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating (other than in the case of the actions contemplated by clause (A), which shall be permitted at all times);

(viii) permit or cause any of the Spinco Entities to make any material loans to or investments in, or material advances of money to, any Person (other than the Spinco Entities), except for (A) extensions of credit (including in connection with supplier or customer financing programs) and advances to employees or officers of any Spinco Entity for expenses incurred in the ordinary course of business and (B) investments in any Person not to exceed $10 million in the aggregate;

(ix) (A) materially modify in a manner adverse to any Spinco Entity or the Spinco Business, or voluntarily terminate (excluding any expiration in accordance with its terms), any Spinco Material Contract or Spinco Affiliate Contract, (B) enter into any Contract that, if entered into prior to the date hereof, would be required to be included on Section 6.11(a) of the Spinco Disclosure Schedule or would be a Spinco Affiliate Contract or (C) modify in any manner or enter into any Contract if such modification or Contract, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating; provided that any renewal or extension of a Spinco Material Contract shall not be prohibited under this Section 8.2(b)(ix) unless such renewal or extension otherwise alters the terms of such Spinco Material Contract in a manner prohibited by clause (A) or (C);

(x) (A) grant any increase in the base salaries, target bonus opportunity, or other compensation or benefits payable by Remainco or its Affiliates to any of the Spinco Employees, (B) adopt, terminate, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any Remainco Benefit Plan or Spinco Benefit Plan or any plan, program, agreement or arrangement that would be a Remainco Benefit Plan or Spinco Benefit Plan if in effect on the date hereof, or (C) enter into or amend any employment, consulting, change in control, retention, severance or termination agreement, in each case of (A) through (C), other than (1) as required by applicable Law, (2) as required by any Remainco Benefit Plan, Spinco Benefit Plan or Collective Bargaining Agreement, each as in effect on the date hereof, (3) in the ordinary course of business consistent with the past practices of Remainco or its Affiliates (including in the context of new hires or promotions based on job performance or workplace requirements), or (4) to the extent undertaken in connection with the implementation of a program that affects all similarly situated employees of Remainco and/or its Affiliates and does not disproportionately increase the compensation and benefits of the Spinco Employees relative to such other similarly situated employees;

(xi) establish, adopt, enter into, terminate or materially amend any Collective Bargaining Agreement that covers solely employees of the Spinco Business, except, in each case, in the ordinary course of business or as required by applicable Law and either (A) on market terms, (B) on terms that do not materially increase aggregate costs with respect to the employees of the Spinco Business subject to such Collective Bargaining Agreement, or (C) on terms materially consistent with the treatment of employees of any of the Remainco Entities represented by the same union as the Spinco Employees who are or will be covered by the Collective Bargaining Agreement;

(xii) (A) hire any individual for a Spinco Key Executive Role or any role that directly reports thereto; (B) terminate the employment of any individual in a Spinco Key Executive Role or in any role that directly reports thereto other than for cause (as determined by Remainco or Spinco in good faith);(C) terminate the employment of any Spinco Dedicated Employee or, once identified, any other Spinco Employee, (1) other than for cause as determined by Remainco or Spinco in good faith or (2) in the ordinary course of business consistent with past practice, including as a result of workplace restructuring due to lack of work; (D) hire any individual who would qualify as a Spinco Employee, other than to fill, in the ordinary course of business consistent with past practice, a position (1) that is open as of the date hereof, (2) that opens following the date hereof as a result of the termination of employment of a Spinco Employee consistent with the terms and conditions of this Agreement or the Employee Matters Agreement, or a Permitted Transfer, or (3) that is needed to fill legitimate business needs of the Spinco Business as determined by Spinco acting reasonably and in good faith; or (E) transfer any Spinco Dedicated Employees out of the group of Spinco Dedicated Employees other than for Permitted Transfers;

(xiii) except as required by GAAP or applicable Law, make any material change to any financial accounting principles, methods or practices of any Spinco Entity;

(xiv) settle, release, waive or compromise any Action (or threatened Action) that would be a Spinco Liability, other than any settlement, release, waiver or compromise (A) that results solely in monetary obligations involving the payment of monetary damages of not more than $5 million (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, Remainco or the Spinco Entities) individually or $25 million in the aggregate and does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against the Spinco Entities or the Spinco Business or (B) with respect to which Remainco has undertaken to indemnify Spinco for any Liability in connection therewith;

(xv) make, change or revoke any material Tax election, settle or compromise any material Tax liability, amend any material Tax Return, surrender any material right or claim to a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax Returns or claims for Taxes, enter into any closing agreements with respect to material Taxes, in each case, solely in respect of a Spinco Entity, in each case other than (A) in the ordinary course of business or (B) as would not be reasonably expected to have a material and adverse impact on the Spinco Entities taken as a whole, or, after the Merger, RMT Partner and its Subsidiaries (including Spinco and the Spinco Subsidiaries), taken as a whole;

(xvi) (A) sell, assign or grant any security interest in, to or under, fail to continue to prosecute or defend, abandon, cancel, fail to renew or maintain or otherwise allow to lapse (other than expirations that cannot be renewed) any material Spinco Owned Intellectual Property or (B) grant to any third party any license, or enter into any covenant not to sue with respect to any material Spinco Owned Intellectual Property, except, solely in the case of this clause (B), non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice or exclusive licenses of Intellectual Property granted to customers in the ordinary course of business consistent with past practice;

(xvii) fail to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the Spinco Business;

(xviii) discontinue any line of business or part thereof; or

(xix) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing that delays or prevents Closing.

Section 8.3 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date hereof and until the Second Merger occurs, each Party shall use its reasonable best efforts to ensure that the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger and the Second Merger qualify for the Intended Tax Treatment and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger or the Second Merger from qualifying for the Intended Tax Treatment.

(b) RMT Partner and Remainco shall cooperate and use their respective reasonable best efforts in order for Remainco to obtain the opinion of Remainco’s Tax Counsel, in form and substance acceptable to Remainco in its sole discretion, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters (provided that RMT Partner shall have a reasonable opportunity to review and comment on such Tax Representation Letters, and that any such comments shall be considered in good faith), to the effect that the Contribution, Distribution, Spinco Special Cash Payment, Merger and the Second Merger will qualify for the Intended Tax Treatment (such opinion of Remainco’s Tax Counsel, the “Remainco Tax Opinion”).

(c) Remainco and Spinco shall, as of the Closing Date, execute and deliver to Remainco’s Tax Counsel the Tax Representation Letters to be executed by Spinco and Remainco, dated and executed as of the Closing Date.

(d) RMT Partner shall, as of the Closing Date, execute and deliver to Remainco’s Tax Counsel the RMT Partner Representation Letter, dated and executed as of the Closing Date.

(e) Notwithstanding anything to the contrary in Section 8.1, neither RMT Partner nor any of its Subsidiaries shall engage in any material internal reorganization or restructuring transaction in connection with or in anticipation of the Merger without the prior written consent of Remainco (such consent not to be unreasonably withheld, conditioned or delayed) unless such internal reorganizations or restructurings (i) are not reasonably expected to result in material liabilities (including Taxes) to RMT Partner, Spinco or any of their respective Subsidiaries, (ii) are not otherwise reasonably expected to have a material adverse impact on the Tax liabilities or effective Tax rate of Spinco or any of the Spinco Subsidiaries after the Merger or (iii) are in the ordinary course of business.

Section 8.4 Preparation of the Securities Filings.

(a) As promptly as practicable after the date the Audited Financial Statements are delivered to the RMT Partner pursuant to Section 8.22, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i)(A) the Parties shall jointly prepare and Spinco shall file with the SEC the Distribution Registration Statement; and (B) if the Distribution is effected in whole or in part as an exchange offer, Remainco shall prepare and file with the SEC, when and as required, a Tender Offer Statement on Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Split Off TO”) and (ii) the Parties shall jointly prepare and RMT Partner shall file with the SEC (A) a proxy statement relating to the RMT Partner Shareholder Approval and RMT Partner Shareholders Meeting (together with all supplements and amendments thereto, the “Proxy Statement”) and (B) a RMT Partner Registration Statement (in which the Proxy Statement will be included as a prospectus) (the securities filings described in clauses (i) and (ii), collectively, “Securities Filings”).

(b) Each Party shall use its reasonable best efforts to have the Distribution Registration Statement and the RMT Partner Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and to keep the Distribution Registration Statement and the RMT Partner Registration Statement effective for as long as is necessary to consummate the Merger and the other transactions contemplated hereby and in the Transaction Documents. RMT Partner shall cause the Proxy Statement to be mailed to the holders of RMT Partner Common Stock as promptly as practicable following the date on which the SEC clears (whether orally or in writing) the Proxy Statement and, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective. Each of Remainco and RMT Partner shall also take any action required to be taken under any applicable state securities Laws in connection with, in the case of RMT Partner, the RMT Partner Share Issuance and, in the case of Remainco, the issuance and distribution of the Spinco Common Stock in the Distribution and, if applicable, the exchange of Spinco Common Stock pursuant to the Exchange Offer.

(c) The Parties shall cooperate in preparing and filing with the SEC the Securities Filings and any necessary amendments or supplements thereto. RMT Partner and Merger Sub shall furnish all information concerning RMT Partner and the RMT Partner Entities, and Remainco and Spinco shall furnish all information concerning Remainco, the Spinco Business and the Spinco Subsidiaries, in each case, as may be reasonably requested by the other Parties in connection with, or is required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto, subject, at all times, in the case of Remainco and Spinco, to Section 8.22 of the Spinco Disclosure Schedule. Each of the Parties shall provide the other Parties (and their Representatives) with a reasonable opportunity to review and comment on the Securities Filings (or any amendment or supplement thereto) prior to the filing of any such document with the SEC. None of the Securities Filings nor any amendment or supplement thereto shall be filed or mailed to stockholders without the written consent of all of the Parties (such consent not to be unreasonably withheld, delayed or conditioned). For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger and the other transactions contemplated hereby and in the Transaction Documents contained in any filing required under securities Laws, other than the Securities Filings, shall be subject to Section 8.21.

(d) Each Party shall, as promptly as practicable after receipt thereof, provide the other Parties copies of any written comments, and advise the other Parties of any oral comments, received from the SEC with respect to the Securities Filings and shall provide the other Parties with copies of all correspondence between it and its Affiliates, on the one hand, and the SEC, on the other hand. Each Party shall provide the other Parties with a reasonable opportunity to review and comment on the Securities Filings (and such comments shall be reasonably considered in good faith by the filing Party), or any amendment or supplement to any of the foregoing and any communications with the SEC prior to filing such with the SEC, and will promptly provide the other Parties with a copy of all such filings and communications made with the SEC. RMT Partner and Remainco, as applicable, shall advise the other promptly after receiving oral or written notice of (i) the time when the Distribution Registration Statement or RMT Partner Registration Statement has become effective or any supplement or amendment to any Securities Filing has been filed, (ii) the issuance of any stop order and (iii) the suspension of the qualification for offering or sale in any jurisdiction of the RMT Partner Common Stock issuable in connection with the Merger or the Spinco Common Stock issuable in connection with the Distribution.

(e) If at any time prior to the Effective Time any information relating to any of the Parties, or any of their respective Affiliates, officers or directors, should be discovered by such Party which should be set forth in an amendment or supplement to any of the Securities Filings so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and disseminated to the stockholders.

(f) The Proxy Statement shall (i) state that the RMT Partner Board has approved this Agreement and the transactions contemplated hereby, and approved the RMT Partner Share Issuance and (ii) subject to a RMT Partner Change in Recommendation, include the RMT Partner Recommendation.

(g) In connection with the filing of the Securities Filings and any other SEC filings requiring such information, each of Remainco and RMT Partner shall use its reasonable best efforts to (i) subject, at all times, to Section 8.22 of the Spinco Disclosure Schedule, cooperate with the other to prepare financial statements (including audited, unaudited and pro forma financial statements as required by the SEC and applicable Law) that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Remainco or RMT Partner, as the case may be, to discuss the materials prepared and delivered pursuant to this Section 8.4(g).

Section 8.5 RMT Partner Shareholders Meeting.

(a) RMT Partner shall establish a record date and take all other lawful action to call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the RMT Partner Shareholder Approval (the “RMT Partner Shareholders Meeting”) as promptly as practicable following the date on which the SEC clears (whether orally or in writing) the Proxy Statement or, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective; provided that, without the prior written consent of Remainco, subject to Section 8.5(c), (i) the RMT Partner Shareholder Meeting shall not be scheduled for any day later than forty-five (45) calendar days after the date on which the SEC clears (whether orally or in writing) the Proxy Statement or, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective and (ii) RMT Partner may not adjourn or postpone the RMT Partner Shareholder Meeting. Once established, RMT Partner shall not change the record date for the RMT Partner Shareholder Meeting without the prior written consent of Remainco (such consent not to be unreasonably withheld, delayed or conditioned). RMT Partner shall not submit any other proposals (other than procedural matters and, if the RMT Partner Shareholders Meeting is combined with RMT Partner’s annual meeting, such matters as would be otherwise submitted for approval at such annual meeting) for approval at the RMT Partner Shareholders Meeting.

(b) RMT Partner shall coordinate and cooperate with Remainco and Spinco and their respective Affiliates with respect to the convening and, subject to Section 8.5(a) the timing of the RMT Partner Shareholders Meeting, and will otherwise comply with all legal requirements applicable to the RMT Partner Shareholders Meeting.

(c) Notwithstanding anything to the contrary in this Agreement, nothing will prevent RMT Partner from postponing or adjourning the RMT Partner Shareholders Meeting (i) if a quorum has not been established; (ii) to allow reasonable additional time to solicit additional proxies for the purposes of obtaining the RMT Partner Shareholder Approval; (iii) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure that the RMT Partner Board, after consultation with outside legal counsel, reasonably determines in good faith is necessary to comply with applicable Law and for such supplemental or amended disclosure to be reviewed by the RMT Partner shareholders in advance of the RMT Partner Shareholders Meeting; (iv) if required by Law or Governmental Order; or (v) Remainco provides its prior written consent to such postponement or adjournment; except that, in no event will the RMT Partner Shareholders Meeting be postponed or adjourned (x) with respect to clause (i) or clause (ii), by more than thirty (30) days from any date on which such RMT Partner Shareholder Meeting was scheduled, without the prior written consent of Remainco, and (y) with respect to clause (iii), by more than ten (10) Business Days, or such other amount of time reasonably agreed by RMT Partner and Remainco to be necessary to comply with applicable Law.

(d) RMT Partner shall provide periodic updates to Remainco on the solicitation of proxies and, upon Remainco’s request, advise Remainco on a daily basis during each of the last five (5) Business Days prior to the date of the RMT Partner Shareholders Meeting as to the aggregate tally of proxies received by RMT Partner with respect to the RMT Partner Shareholder Approval.

(e) Subject to Section 8.10, RMT Partner shall, through the RMT Partner Board, make the RMT Partner Recommendation and include such RMT Partner Recommendation in the Proxy Statement and use its reasonable best efforts to (i) solicit from its shareholders proxies in favor of the approval of the resolutions required under the RMT Partner Shareholder Approval, and (ii) take all other actions necessary or advisable to secure the RMT Partner Shareholder Approval.

(f) Notwithstanding any RMT Partner Change in Recommendation, unless this Agreement is terminated in accordance with in accordance with Article X prior to the occurrence of the RMT Partner Shareholder Approval, the obligations of the Parties under this Agreement, including those set forth in Section 8.4 and Section 8.5, shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with Article X prior to the occurrence of the RMT Partner Shareholder Approval, the RMT Partner Share Issuance shall be submitted to the shareholders of RMT Partner for approval at the RMT Partner Shareholders Meeting whether or not (i) the RMT Partner Board shall have effected a RMT Partner Change in Recommendation or (ii) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to RMT Partner or any of its Representatives.

Section 8.6 Regulatory Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to (i) obtain all actions or nonactions, waivers, consents and approvals from Governmental Authorities, including any required action or non-action under the Competition Laws (the “Required Consents”) that may be or become necessary to consummate the Merger prior to the Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Authority and (ii) avoid or eliminate each and every impediment under the HSR Act or any other Competition Laws that may be asserted by any Governmental Authority or any other Person (including, in each case, seeking to have any stay, decree, order, judgment, or injunction, whether temporary, preliminary or permanent that would prevent the Merger vacated, lifted, overturned or reversed) so as to enable the Parties to consummate the Merger as promptly as practicable, and in any event prior to the Outside Date. In furtherance and not in limitation of the foregoing, each Party agrees to make (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and, in any event, within the later of January 13, 2020 or ten (10) Business Days of the date hereof, (B) appropriate filings, if any are required, with respect to foreign Competition Laws as promptly as practicable and (C) all other necessary filings with other Governmental Authorities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the Competition Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the Competition Laws and the receipt of the Required Consents as soon as practicable. Without limiting the generality of the Parties undertaking pursuant to the foregoing in this Section 8.6(a), but subject to Section 8.6(b), the Parties, along with their respective Subsidiaries, shall use their reasonable best efforts to obtain clearance under any applicable Competition Laws so as to enable the parties hereto to consummate the Merger as promptly as practicable, and in any event prior to the Outside Date, which reasonable best efforts shall include (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition, license or other disposition of any Subsidiaries, operations, divisions, businesses, product lines, contracts, customers or assets of Spinco or RMT Partner or any of their respective Subsidiaries, (2) taking or committing to take such other actions that may limit or impact Spinco’s or RMT Partner’s or any of their Subsidiaries’ freedom of action with respect to, or ability to retain, any of their operations, divisions, businesses, product lines, contracts, customers or assets, (3) entering into any orders, settlements, undertakings, contracts, consent decrees, stipulations or other agreements to effectuate any of the foregoing or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any order that prevents, prohibits, restricts or delays the consummation of the Merger, in any case, that may be issued by any court or other Governmental Authority and (4) creating, terminating or divesting relationships, contractual rights or obligations of Spinco, RMT Partner or any of their respective Subsidiaries, in each case in connection with obtaining all, or eliminating any requirement to obtain any, waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other applicable Competition Laws or from any Governmental Authority so as to enable the Closing to occur no later than the Outside Date.

(b) Remainco and RMT Partner acknowledge and agree that RMT Partner shall, on behalf of the Parties, control and lead all matters with respect to the strategy regarding the filings (including in which jurisdictions to file), strategies, process, negotiation and acceptance of settlements, and related proceedings contemplated by this Section 8.6, including, for the avoidance of doubt, in connection with any sale, divestiture or disposition of any assets or businesses of Spinco or RMT Partner or any of their Subsidiaries pursuant hereto. RMT Partner shall consult with and consider in good faith the views of Remainco in advance of any decisions about communications and strategy in connection the Competition Laws and litigation matters relating thereto. Remainco shall use its reasonable best efforts to provide timely support for RMT Partner in all respects under this Section 8.6(b) Notwithstanding anything to the contrary in this Section 8.6, any reasonable actions or strategies pursued by Remainco or RMT Partner (i) to avoid, resist or reduce the scope of any action that may be sought or required to satisfy the conditions in Section 9.1(a) and Section 9.1(g) or (ii) pertaining to the submission of all required notifications to any Governmental Authority and obtaining the consent of any Governmental Authority, shall be deemed consistent with its obligations under this Section 8.6 so long as such action or strategy does not delay satisfaction of the conditions set forth in Article IX to a date beyond the Outside Date, as the same may be extended.

(c) In addition, in the event that any Action is instituted (or threatened to be instituted) by any Governmental Authority challenging the transactions contemplated by this Agreement, each of the Parties shall, and shall cause its respective Affiliates to, in each case in accordance with and subject to Section 8.6(b), cooperate with each other in all respects and to use their respective reasonable best efforts to contest and defend on the merits any claim asserted in court by any Governmental Authority in order to avoid entry of, or to have vacated or terminated, any decree, Governmental Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing.

(d) Subject to Section 8.6(b), the Parties shall cooperate in all respects with one another, and consider in good faith the views of one another, in connection with (x) any filing or submission pursuant to any Competition Law prior to their submission, (y) the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Competition Law, in each case, prior to their submission, and (z) in any investigation or other Action related to Competition Law or challenging the Merger in connection therewith (including any Action initiated by a private party). Each of the Parties shall (i) promptly notify the other Party of any substantive communication or inquiry or investigation received by that Party from, or given by it to, any Governmental Authority and, subject to applicable Law, permit the other Party to review in advance any proposed substantive communication to any such Governmental Authority and incorporate the other Party’s reasonable comments (and, with respect to RMT Partner, to the extent permitted by applicable Law and in accordance with Section 8.6(b) incorporate all such comments of Remainco), (ii) not agree to participate in any meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Merger unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate therein (and, to the extent permitted by applicable Law and in accordance with Section 8.6(b), if such prior consultation is not practical or the other Party is otherwise not permitted to attend or participate, to not deviate in any such meeting or discussion from any earlier direction agreed to by the Parties with respect to the matters of this Section 8.6) and (iii) promptly furnish the other Party with copies of all correspondence, filings and written communications between them and their affiliates and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the Merger in order for such other Party to meaningfully cooperate in accordance with the preceding clauses (i) and (ii), provided that materials furnished pursuant to this Section 8.6(d) may be redacted as necessary to address reasonable attorney-client privilege, confidentiality or other concerns related to applicable Law.

(e) With respect to any actions or nonactions, waivers, consents and approvals from Governmental Authorities that may be or become necessary to consummate the Merger prior to the Effective Time that do not relate to Competition Laws (including any national security or trade regulation Laws), Remainco and RMT Partner shall coordinate with respect to the appropriate course of action with respect to obtaining any actions or nonactions, waivers, consents and approvals from Governmental Authorities that may be or become necessary to consummate the Merger.

Section 8.7 Financing.

(a) Spinco shall use reasonable best efforts to (i) maintain in effect, until the earlier of the initial funding of the Debt Financing (as defined below) and the replacement of the Debt Financing with the Permanent Financing (as defined below), in each case, in an amount sufficient to fund the Spinco Special Cash Payment, the bridge commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Spinco Commitment Letter”)), from the financing sources party thereto (together with all additional lenders, agents and financing sources added to the Spinco Commitment Letter, the “Spinco Lenders”), pursuant to which, among other things, the Spinco Lenders have committed to provide Spinco with debt financing in the amount set forth therein (the debt financing contemplated by the Spinco Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement being referred to as the “Debt Financing”), (ii) negotiate definitive agreements with respect to the Debt Financing, on the terms and conditions contained in the Spinco Commitment Letter or on such other terms as are reasonably acceptable to Remainco and RMT Partner and that are not materially less favorable in the aggregate to Spinco than those in the Spinco Commitment Letter as in effect on the date hereof (with respect to the Debt Financing, the “Debt Financing Agreements”, and with respect to the Permanent Financing, the “Permanent Financing Agreements”; collectively, the “Financing Agreements”), (iii) materially comply with the obligations that are set forth in the Spinco Commitment Letter and the Financing Agreements that are applicable to Spinco and satisfy (or if deemed advisable by Spinco and RMT Partner, seek a waiver of) on a timely basis all conditions precedent in the Spinco Commitment Letter and the Financing Agreements that are within its control, and (iv) in the event that all conditions to funding in the Spinco Commitment Letter or the Financing Agreements are satisfied at or prior to the Distribution, consummate the Financing at or prior to the Distribution. Notwithstanding anything to the contrary in this Section 8.7, RMT Partner shall have the right to direct Spinco to replace all or a portion of the Debt Financing with (x) the proceeds of consummated capital markets debt financing and/or (y) commitments in respect of other long term debt from the same and/or alternative bona fide third-party financing sources (any such financing, the “Permanent Financing” and, together with the Debt Financing, the “Financing”) so long as (1) all conditions precedent to effectiveness of definitive documentation for such financing have been satisfied and the conditions precedent to funding of such financing are in the aggregate, in respect of certainty of funding, substantially equivalent to (or more favorable to Spinco than) the conditions precedent set forth in the Spinco Commitment Letter and (2) the terms thereof shall be (A) consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Remainco in good faith in consultation with RMT Partner) and (B) reasonably acceptable to Remainco and Spinco.

(b) In the event any funds in the amounts set forth in the Spinco Commitment Letter or the Financing Agreements, as applicable, or any portion thereof, become unavailable on the terms and conditions contemplated in the Spinco Commitment Letter or the Financing Agreements, as applicable, Spinco (in consultation in good faith with RMT Partner, and, with respect to any Alternative Financing (as defined below) that is in the form of the Permanent Financing, at the direction of RMT Partner) shall arrange and obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Spinco to make the Spinco Special Cash Payment (the “Alternative Financing”), and to obtain a new financing commitment that provides for such financing; provided that (i) the terms of the Alternative Financing must (A) be consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Remainco in good faith in consultation with RMT Partner) and (B) be customary and reasonable in light of then-prevailing market terms, (ii) none of Spinco, RMT Partner or any of their respective Affiliates shall agree, or be required to agree to terms and conditions of the Alternative Financing if the consummation thereof on such terms and conditions, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would result in Spinco having a Below Investment Grade Rating, (iii) the terms and conditions of the Alternative Financing shall not be materially less favorable, taken as a whole, to Spinco or RMT Partner than those in the Spinco Commitment Letter as in effect on the date hereof and (iv) none of Spinco or any of its Affiliates shall agree (without the consent of RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed)) to any Alternative Financing that would result in the payment of fees or interest rates applicable to Debt Financing in excess of the those contemplated by the Spinco Commitment Letter. As used herein, the term “Spinco Commitment Letter” shall be deemed to include any new commitment letters (other than any Permanent Financing Commitment Letters, (as defined below)) entered into in accordance with this Section 8.7(b), the term “Permanent Financing Agreements” shall be deemed to include any new commitment letter entered into in accordance with this Section 8.7(b) in connection with the Permanent Financing (any such commitment letter, a “Permanent Financing Commitment Letter”) and the term “Financing” shall be deemed to include any Alternative Financing obtained in accordance with this Section 8.7(b).

(c) Each of Spinco and RMT Partner shall give the other Party prompt written notice upon it obtaining knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Financing Sources and (iii) any material dispute or disagreement between or among any of the parties to the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable; provided that in no event shall Spinco or RMT Partner be under any obligation to disclose any information pursuant to clauses (i), (ii) or (iii) that would waive the protection of attorney-client or similar privilege if Spinco or RMT Partner shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. Neither Spinco nor RMT Partner shall, without the prior written consent of the other Party, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable, in a manner that (i) reduces the aggregate amount of the Financing such that the aggregate funds that would be available to Spinco on the date of Distribution would not be sufficient to provide the funds required to satisfy the Spinco Special Cash Payment, (ii) adds or expands on the conditions precedent to the funding of the Financing as set forth in the Spinco Commitment Letter as in effect on the date hereof or the Permanent Financing Agreements, as applicable, in a manner that could materially delay or prevent or make materially less likely the funding of the Financing on the date of Distribution or (iii) materially adversely affects the ability of Spinco to enforce its rights against the Spinco Lenders under the Spinco Commitment Letter as in effect on the date hereof or against the Financing Sources with respect to the Permanent Financing under the Permanent Financing Agreements, as applicable; provided that notwithstanding the foregoing, Spinco may (in consultation with RMT Partner) (i) implement or exercise any of the “market flex” provisions exercised by the Spinco Lenders in accordance with the Spinco Commitment Letter as of the date hereof or any Permanent Financing Commitment Letter or (ii) amend and restate the Spinco Commitment Letter or any Permanent Financing Commitment Letter or otherwise execute joinder agreements to the Spinco Commitment Letter solely to add additional Spinco Lenders.

(d) Until the earliest of the Closing, the valid termination of this Agreement in accordance with Article X and the replacement of the Debt Financing with Permanent Financing, each of RMT Partner and Merger Sub shall provide to Spinco and the Spinco Lenders, and shall use reasonable best efforts to cause its Affiliates and their respective Representatives to provide to Spinco and the Spinco Lenders, on a timely basis, such cooperation that may be reasonably requested by Spinco or the Spinco Lenders in connection with the arrangement and consummation of the Debt Financing, including: (i) participation in, and assistance with, the marketing efforts related to the Debt Financing, including causing its management team, with appropriate seniority and expertise, and other representatives to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Spinco Lenders, other prospective financing sources and rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times; (ii) delivery to Spinco and the Spinco Lenders as promptly as reasonably practicable of documentation and other information reasonably requested by the Spinco Lenders with respect to (A) at least four (4) Business Days before the date of the Distribution, applicable “know-your-customer” and anti-money laundering rules and regulations and (B) the U.S. Treasury Department’s Office of Foreign Assets Control and the FCPA; (iii) as promptly as reasonably practicable after the date hereof, providing (A) financial statements of RMT Partner necessary for the satisfaction of the conditions set forth in paragraph 2(a) of Annex C of the Spinco Commitment Letter and (B) such financial and other information of RMT Partner customarily required in connection with the execution of financings of a type similar to the Debt Financing as Spinco or the Spinco Lenders shall reasonably request and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; (iv) assisting Spinco and the Spinco Lenders in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations and similar documents for the Debt Financing and (B) materials for rating agency presentations, and similar documents in connection with the Debt Financing, and in each case, providing reasonable and customary authorization letters to the Spinco Lenders authorizing the distribution of information to prospective lenders and other financing sources; (v) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Debt Financing; and (vi) consulting in good faith on the terms and conditions of any Debt Financing.

(e) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article X, each of Remainco and Spinco and their respective Subsidiaries shall provide to RMT Partner and the Financing Sources, and shall use reasonable best efforts to cause its Affiliates and their respective Representatives to provide to RMT Partner and the Financing Sources, on a timely basis, such cooperation that may be reasonably requested by RMT Partner or the Financing Sources in connection with the arrangement and consummation of the Permanent Financing, including: (i) participation in, and assistance with, the marketing efforts related to the Permanent Financing, including causing its management team, with appropriate seniority and expertise, and other representatives to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Financing Sources, other prospective financing sources and rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times; (ii) delivery to RMT Partner and the Financing Sources as promptly as reasonably practicable of documentation and other information reasonably requested by the Financing Sources with respect to (A) at least four (4) Business Days before the date of the Distribution, applicable “know-your-customer” and anti-money laundering rules and regulations and (B) the U.S. Treasury Department’s Office of Foreign Assets Control and the FCPA; (iii) as promptly as reasonably practicable, (A) financial statements of the Spinco Entities necessary for the satisfaction of the conditions set forth in paragraph 2(b) of Annex C of the Spinco Commitment Letter (as in effect on the date hereof), (B) historical financial information regarding Spinco and its Subsidiaries reasonably requested by RMT Partner or the Financing Sources to permit RMT Partner to prepare the pro forma financial statements referred to in paragraph 2(c) of Annex C of the Spinco Commitment Letter (as in effect on the date hereof) and (c) such other financial and other information of Spinco customarily required in connection with the execution of financings of a type similar to the Permanent Financing as RMT Partner or the Financing Sources shall reasonably request and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; (iv) assisting RMT Partner and the Financing Sources in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations, offering memoranda, private placement memoranda, prospectuses and similar documents for the Permanent Financing and (B) materials for rating agency presentations, and similar documents in connection with the Permanent Financing, and in each case, providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and other financing sources; (v) solely with respect to Spinco and its Subsidiaries, causing the taking of corporate actions reasonably necessary to permit the completion of the Permanent Financing; (vi) solely with respect to Spinco and its Subsidiaries, executing and delivering definitive financing documents, including guarantee documents (if applicable) as may be reasonably requested by RMT Partner or the Financing Sources in connection with the Permanent Financing; (vii) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Permanent Financing; and (viii) consulting in good faith on the terms and conditions of any Permanent Financing.

(f) Notwithstanding anything to the contrary in this Section 8.7, (i) no action contemplated in this Section 8.7 shall be required if any such action shall: (A) require Remainco or any of its Subsidiaries or any of their respective Representatives to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than, in the case of Spinco, its Subsidiaries and their respective Representatives, certificates, opinions or letters delivered at the closing of the Financing (or “pricing” of any capital markets offerings)); (B) cause any director, officer or employee of RMT Partner, Remainco, Spinco or any of their respective Subsidiaries to incur any personal liability; (C) without limiting clause (A) above, require Remainco, Spinco or any of their Subsidiaries to execute and deliver any documentation related to the Financing other than (w) documentation executed and delivered by Spinco and its Subsidiaries with respect to the Debt Financing, (x) documentation reasonably requested by RMT Partner in connection with the Permanent Financing to be executed and delivered by Spinco and its Subsidiaries in accordance with this Section 8.7, (y) customary comfort letters and customary representation letters relating to Spinco and (z) customary authorization letters relating to Spinco; (D) (x) jeopardize (in RMT Partner’s reasonable determination) any attorney-client privilege of RMT Partner or any of its Subsidiaries (in which case RMT Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (y) jeopardize (in Remainco’s reasonable determination) any attorney-client privilege of Remainco or any of its Subsidiaries (in which case Remainco and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); or (E) result in a material violation or breach of, or a default under any applicable Law or the organizational documents of RMT Partner, Remainco, Spinco, or any of their respective Subsidiaries.

(g) All non-public or otherwise confidential information regarding the businesses of RMT Partner and its Subsidiaries obtained by Remainco, Spinco or their respective Representatives pursuant to this Section 8.7 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(h) All non-public or otherwise confidential information regarding the Spinco Business and the Remainco Business obtained by RMT Partner or its Representatives pursuant to this Section 8.7 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(i) Notwithstanding any other provision set forth herein or in any other agreement between Remainco and RMT Partner (or their respective Affiliates), Remainco agrees that RMT Partner may, and RMT Partner agrees that Remainco may, share information with respect to RMT Partner, Spinco and the Spinco Business, as applicable, with the Financing Sources, and that RMT Partner, Remainco and such Financing Source may share such information with other potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by RMT Partner, Remainco, Spinco or any of their respective Subsidiaries pursuant to this Section 8.7, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and/or confidentiality provisions contained in customary bank books and offering memoranda, as applicable. Each of Remainco, Spinco and RMT Partner hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Remainco, Spinco, RMT Partner or their respective Subsidiaries or the reputation or goodwill of Remainco, Spinco, RMT Partner or any of their respective Subsidiaries.

(j) The out-of-pocket, third-party fees and expenses related to the Financing, including underwriting, sale, distribution, placement, commitment, ticking, funding, upfront or other fees and any fees of counsel, accountants, consultants and other advisors incurred with respect to the Financing (the “Commitment Fees”), whether incurred prior to or subsequent to Closing shall be borne by the Party or Parties responsible therefor pursuant to Section 10.3(a). To the extent required by Section 10.3(a), RMT Partner shall, and shall cause its Subsidiaries to promptly upon request by Remainco, reimburse Remainco, Spinco and their respective Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Remainco, Spinco or any of their respective Subsidiaries in connection with cooperation provided for in this Section 8.7. RMT Partner shall indemnify, defend and hold harmless Remainco, its Subsidiaries and their respective Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing, and any information utilized in connection therewith (other than information provided by Remainco, its Subsidiaries or their respective Representatives), except in instances of gross negligence or willful misconduct on the part of Remainco, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment). Any amount to be paid or reimbursed by RMT Partner pursuant to this Section 8.7 shall be paid or reimbursed within thirty (30) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(k) Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, each of Remainco, Spinco, RMT Partner and Merger Sub expressly acknowledge and agree that their obligations under this Agreement are not conditioned in any manner upon Spinco obtaining the Financing or any other financing.

Section 8.8 Access to Information. From the date hereof until Closing or earlier termination of this Agreement in accordance with its terms, Remainco shall, and shall cause the Spinco Entities to, on the one hand, and RMT Partner shall, and shall cause the RMT Partner Subsidiaries to, on the other hand, upon reasonable notice, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours, during the Interim Period, in such manner as to not interfere with RMT Partner’s and its Subsidiaries’ or the Spinco Entities’ (as applicable) normal operation, the properties, books and records, Contracts and appropriate senior-level officers and employees of RMT Partner and the RMT Partner Subsidiaries, the Spinco Business or the Spinco Entities (as applicable), and shall furnish such Party and its respective Representatives with financial and operating data of RMT Partner and the RMT Partner Subsidiaries, the Spinco Business or the Spinco Entities (as applicable) and other information concerning the affairs of RMT Partner and the RMT Partner Subsidiaries, the Spinco Business or the Spinco Entities (as applicable), in each case, as such Party and its Representatives may reasonably request solely for the purposes of furthering the transactions contemplated by this Agreement or the Transaction Documents or for integration purposes; provided that (i) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (ii) no Party or its Representatives shall be permitted to perform any environmental sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions without the prior written consent of the other applicable Party; and (iii) nothing in this Agreement (including Section 8.22) shall require any Party to permit any inspection or disclose any information to any other Party that (x) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s written consent, (y) would cause a violation of any Law or any confidentiality obligations and similar restrictions that may be applicable to such information or (z) would cause a risk of a loss of attorney-client privilege or other disclosure privilege to such Party (provided that the Party that would otherwise be required to disclose information to the other during the Interim Period shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement or Law, including “clean room” or other similar procedures designed to limit any such adverse effect of the sharing of such information by each Party). The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder and that nothing in this Section 8.8 shall require Remainco to provide access to any of its businesses or any information other than with respect to the Spinco Business, and in no event shall Remainco be required to provide any information relating to any Remainco Assets or any Remainco Liabilities. The Confidentiality Agreement shall survive any termination of this Agreement. In furtherance and not in limitation of the limitations set forth in the Confidentiality Agreement, with respect thereto, RMT Partner shall not, and shall cause its Representatives not to, contact any of the employees, customers, distributors or suppliers of any Remainco Entity or Spinco Entity in connection with, or for the purposes of, the transactions contemplated by this Agreement, whether in person or by telephone, mail, or other means of communication, without the specific prior written authorization of Remainco. All requests for such access to any Party shall be made to such Party or its designated Representative.

Section 8.9 D&O Indemnification and Insurance.

(a) For a period of six (6) years from the Closing Date, RMT Partner agrees that it shall cause the Spinco Entities to) indemnify and hold harmless each present and former director and officer of any Spinco Entity (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, Losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the Closing (including those matters pertaining to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Remainco or any of its Subsidiaries (including the Spinco Entities), as the case may be, would have been permitted under Law and their respective Organizational Documents in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred in accordance with and to the fullest extent permitted under such Organizational Documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled).

(b) RMT Partner shall cause the Spinco Entities to procure (i) prepaid, non-cancelable six (6)-year “tail” insurance commencing on the Closing Date containing terms no less favorable in the aggregate to the Indemnified Parties (including as to coverage and amounts) than the terms of the directors’ and officers’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Closing were, covered by the directors’ and officers’ liability insurance of Remainco or any of its Subsidiaries (including the Spinco Entities) with respect to matters existing or occurring at or prior to the Effective Time (including those matters pertaining to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby), (ii) an endorsement under RMT Partner’s existing directors’ and officers’ liability insurance to provide such coverage or (iii) separate directors’ and officers’ liability insurance, with appropriate retroactive dates, providing such coverage. Notwithstanding the foregoing, RMT Partner shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by Remainco prior to the date hereof (the “Premium Cap”), and if the amount of the premium necessary to maintain such insurance described in this Section 8.9(b) would at any time exceed the Premium Cap, then RMT Partner shall cause to be maintained policies of insurance coverage which provide the maximum coverage available at an annual premium equal to the Premium Cap. If any claim is asserted or made within such six (6)-year period, then the insurance required to be maintained under this Section 8.9 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.9 shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of RMT Partner and Spinco and is intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any Spinco Entity and his or her heirs and representatives. In the event that RMT Partner or Spinco or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of RMT Partner and Spinco, as the case may be, shall succeed to the obligations set forth in this Section 8.9.

Section 8.10 No Solicitation.

(a) Except as permitted by this Section 8.10, RMT Partner agrees that, from and after the date hereof, it shall (i) immediately cease and terminate, and cause its Subsidiaries and all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Remainco or its Affiliates) regarding any Competing Proposal, (ii) promptly request, or cause to be requested, that each Person that has received confidential information within the twelve (12) month period prior to the date hereof in connection with a possible Competing Proposal return to RMT Partner or destroy all such confidential information heretofore furnished to such Person by or on behalf of RMT Partner or any of its Subsidiaries and promptly prohibit any access by any Person (other than Remainco and its Representatives) to any physical or electronic data room relating to a possible Competing Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Proposal, provided that, solely with respect to clause (iii), prior to the time the RMT Partner Shareholder Approval is obtained, but not after, RMT Partner may take any action described in clause (iii) to the extent (x) necessary to permit a Person to make, on a confidential basis, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Remainco, in each case as contemplated by this Section 8.10 and (y) the RMT Partner Board concludes in good faith (after consultation with its outside financial advisor and outside legal counsel) that a failure to take any action described in clause (iii) could be inconsistent with the RMT Partner directors’ fiduciary duties to RMT Partner’s shareholders under applicable Law. From and after the date hereof, except as otherwise permitted by this Section 8.10, RMT Partner shall not, directly or indirectly, nor shall RMT Partner authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or take any other action to knowingly facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Proposal (except to notify such Person of the existence of the provisions of this Section 8.10), (2) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Proposal, (3) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 912 of the New York Business Corporation Law) inapplicable to any person (other than Remainco and its Affiliates) or to any transactions constituting or contemplated by a Competing Proposal, (4) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement (whether written or oral, binding or nonbinding) relating to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or that would require RMT Partner to abandon or fail to consummate the Merger and the other transactions contemplated by this Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 8.10(b)) (a “RMT Partner Acquisition Agreement”), or (5) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, RMT Partner acknowledges and agrees that, in the event any officer, director or financial advisor of RMT Partner takes any action that if taken by RMT Partner would be a breach of this Section 8.10, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 8.10 by RMT Partner. In furtherance of its obligations hereunder, to the extent that RMT Partner has knowledge that any Representative of RMT Partner has taken an action that, if taken by the RMT Partner, would violate the restrictions set forth in this Section 8.10, then RMT Partner shall promptly instruct such Representative to cease such action.

(b) Notwithstanding anything to the contrary contained in the provisions of Section 8.10(a) or any other provision of this Agreement, if an unsolicited, bona fide Competing Proposal is submitted in writing to RMT Partner by a third Person or group after the date hereof, then prior to (but not after) the occurrence of the RMT Partner Shareholder Approval, RMT Partner may, directly or indirectly through its Representatives, (i) furnish information and access to such Person or group and its Representatives (for so long as such Competing Proposal has not been withdrawn) and (ii) participate in discussions and negotiate with such Person concerning any such unsolicited Competing Proposal, in the case of clauses (i) and (ii) if and only if, (A) the submission of such Competing Proposal did not result from or arise in connection with a material breach of this Section 8.10, (B) the RMT Partner Board concludes, after consultation with its outside legal counsel and financial advisors, that such Competing Proposal constitutes or would be reasonably likely to constitute or result in a Superior Proposal, (C) RMT Partner receives from the Person or group making such Competing Proposal an executed Acceptable Confidentiality Agreement, and (D) the RMT Partner Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action could be inconsistent with the RMT Partner directors’ fiduciary duties to RMT Partner’s shareholders under applicable Law. Remainco shall be entitled to receive an executed copy of any such Acceptable Confidentiality Agreement and notification of the determination set forth in clause (B) above and the identity of such Person promptly (and in any event within twenty-four (24) hours) after the RMT Partner Board makes the determination in clause (B) above. RMT Partner shall promptly provide or make available to Remainco any information concerning RMT Partner and any of its Subsidiaries that is provided to the Person or group making such Competing Proposal or its Representatives which was not previously provided or made available to Remainco.

(c) Except as expressly permitted by this Section 8.10(c), the RMT Partner Board shall make the RMT Partner Recommendation, and unless permitted by this Section 8.10(c), neither the RMT Partner Board nor any committee thereof shall (i) (A) withhold, withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in any manner adverse to Remainco, Spinco or their respective Affiliates, the approval of this Agreement or the RMT Partner Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal, (C) refrain from recommending against (and re-affirming the RMT Partner Recommendation) any Competing Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof or (D) resolve or publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “RMT Partner Change in Recommendation”) or (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or allow RMT Partner or any of its Subsidiaries to execute or enter into, a RMT Partner Acquisition Agreement or (iii) resolve, agree or publicly propose to do any of the foregoing. Notwithstanding the foregoing but subject to RMT Partner’s compliance with the provisions of Section 8.10(d), if the RMT Partner Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that a Competing Proposal made after the date hereof that did not result from a material breach of any of the provisions of this Section 8.10 constitutes a Superior Proposal, the RMT Partner Board may make a RMT Partner Change in Recommendation if all of the following conditions are met: (x) the RMT Partner Shareholder Approval has not been obtained; (y) (1) RMT Partner gives Remainco written notice (a “Superior Proposal Notice”) at least four (4) Business Days prior to taking such action, which notice advises Remainco of the intention of the RMT Partner Board to take such action, specifies the material terms and conditions of such Competing Proposal, identifies the Person making such Competing Proposal and includes a copy of the proposed RMT Partner Acquisition Agreement (if any) for such Competing Proposal (provided that if there is any material change, material amendment or material modification to the terms or status of such Competing Proposal, RMT Partner will provide a subsequent notice to Remainco of such changes, amendments or modifications and not take any such action prior to the second (2nd) Business Day following a subsequent notice to Remainco of such changes) (it being understood that there may be multiple extensions of such notice period), (2) during a period of four (4) Business Days following Remainco’s receipt of a Superior Proposal Notice (or, in the event of a new Superior Proposal Notice as a result of any such amendment or modification, an extension of two (2) additional Business Days), if requested by Remainco, RMT Partner and its Representatives shall have negotiated with Remainco and its Representatives in good faith with respect to any revisions or adjustments proposed by Remainco to the terms and conditions of this Agreement; and (z) if applicable, at the end of such applicable four (4)- or two (2)-Business Day period, the RMT Partner Board, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Remainco, prior to the expiration of such applicable period, shall have irrevocably offered in writing, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the Competing Proposal constitutes a Superior Proposal and that failure to make such RMT Partner Change in Recommendation could be inconsistent with the RMT Partner directors’ fiduciary duties to RMT Partner’s shareholders under applicable Law.

(d) In furtherance and not in limitation of the foregoing, in the event RMT Partner or its Representatives receives a Competing Proposal, any inquiry, proposal or indication of interest that is or would reasonably be expected to lead to a Competing Proposal, any request for nonpublic information relating to RMT Partner or any of its Subsidiaries or for access to the properties, books or records of RMT Partner or any of its Subsidiaries by any Person or group that has made or, to the knowledge of RMT Partner, would reasonably be expected to make a Competing Proposal, or any request for discussions or negotiations in respect of any Competing Proposal, RMT Partner will (i) as promptly as practicable (and in no event later than twenty-four (24) hours after knowledge of receipt by RMT Partner or any of its Subsidiaries or any of its or their Representatives of any such Competing Proposal, inquiry, proposal, indication of interest or request) notify (which notice may be provided orally and confirmed in writing and shall identify the Person or group making such Competing Proposal, inquiry, proposal, indication of interest or request and set forth the material terms thereof (including a true, complete and un-redacted copy of such Competing Proposal if it is in writing, if any)) Remainco thereof and (ii) keep Remainco reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Competing Proposal, inquiry, proposal, indication of interest or request. Without limiting the generality of the preceding sentence, RMT Partner shall provide to Remainco as promptly as practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all documentation comprising such Competing Proposal or other documentation that is material to understanding such Competing Proposal received by RMT Partner or any Subsidiary of RMT Partner or any of its or their Representatives from the Person or group making a Competing Proposal (or such Person’s Representatives) and of all material documentation provided by RMT Partner or any Subsidiary of RMT Partner or its or their Representatives to the Person or group making a Competing Proposal (or such Person’s Representatives) that comprises any counterproposal or any other material substantive response by RMT Partner (to the extent such counterproposal or substantive response is permitted under this Section 8.10) to the Person or group making such Competing Proposal (or such Person’s Representatives). RMT Partner shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement that prohibits RMT Partner from providing such information to Remainco.

(e) Subject to Remainco’s rights under Article IX, nothing in this Section 8.10 shall prohibit the RMT Partner Board from taking and disclosing to RMT Partner’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law; provided, however, that no disclosure that would amount to a RMT Partner Change in Recommendation shall be permitted, made or taken other than in accordance with Section 8.10(c).

For purposes of this Agreement:

(i) “Competing Proposal” means, other than from Remainco or any of its Subsidiaries, any inquiry, proposal or offer for, or indication of interest from any Person with respect to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, any (A) direct or indirect acquisition, exclusive license or purchase of any business or assets of RMT Partner or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of RMT Partner and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of 15% or more of any class of equity securities, or Interests representing 15% or more of the outstanding voting power, of RMT Partner, (C) tender offer or exchange offer that, if consummated, would result in any Person or group (or the stockholders of any Person or group) beneficially owning 15% or more of any class of equity securities, or Interests representing 15% or more of the outstanding voting power, of RMT Partner, or (D) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of RMT Partner or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of RMT Partner and its Subsidiaries, taken as a whole. The Merger and the other transactions contemplated hereby shall not be a Competing Proposal.

(ii) “Superior Proposal” means any bona fide, written Competing Proposal received after the date hereof that the RMT Partner Board determines in good faith (after consultation with its outside financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms and (y) if consummated, would be more favorable to the RMT Partner’s stockholders from a financial point of view than the Merger and the other transactions contemplated hereby, in each case taking into account the financial (including the availability of financing and any financing terms), legal, regulatory, timing, risk of consummation and other aspects of such Competing Proposal (including the Person or group making the Competing Proposal) and of this Agreement (including any changes to the terms of this Agreement offered by Remainco in response to a Competing Proposal in accordance with Section 8.10); provided, however, that for purposes of the definition of “Superior Proposal” references to “15%” in the definition of “Competing Proposal” shall be deemed to be references to 50%.

(f) Remainco agrees that, from and after the date hereof, it shall (i) immediately cease and terminate, and cause its Subsidiaries and all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than RMT Partner or its Affiliates) regarding any Competing Spinco Proposal, (ii) promptly request, or cause to be requested, that each Person that has received confidential information within the twelve (12) month period prior to the date hereof in connection with a possible Competing Spinco Proposal return to Remainco or destroy all such confidential information heretofore furnished to such Person by or on behalf of Remainco or any of its Subsidiaries and promptly prohibit any access by any Person (other than RMT Partner and its Representatives) to any physical or electronic data room relating to a possible Competing Spinco Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Spinco Proposal. Remainco shall not, directly or indirectly, nor shall Remainco authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or take any other action to knowingly facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Spinco Proposal (except to notify such Person of the existence of the provisions of this Section 8.10(f)), (2) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Spinco Proposal, (3) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement (whether written or oral, binding or nonbinding) relating to a Competing Spinco Proposal or that would reasonably be expected to lead to a Competing Spinco Proposal or that would require Remainco or Spinco to abandon or fail to consummate the Merger and the other transactions contemplated by this Agreement or (4) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Remainco acknowledges and agrees that, in the event any officer, director or financial advisor of Remainco takes any action that if taken by Remainco would be a breach of this Section 8.10(f), the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 8.10(f) by Remainco. In furtherance of its obligations hereunder, to the extent that Remainco has knowledge that any Representative of Remainco has taken an action that, if taken by Remainco, would violate the restrictions set forth in this Section 8.10(f), then Remainco shall promptly instruct such Representative to cease such action.

“Competing Spinco Proposal” means any inquiry, proposal or offer for, or indication of interest from any Person with respect to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, any (A) direct or indirect acquisition, exclusive license or purchase of any business or assets of Remainco or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of the Spinco Business, taken as a whole; provided, that, this shall not apply with respect to ordinary course offers for sale, or sale of Spinco Business, products or services, (B) direct or indirect acquisition or purchase of 15% or more of any class of any equity securities, or Interests representing 15% or more of the outstanding voting power, of any Spinco Entity, or (C) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Remainco or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of the Spinco Business, taken as a whole, in the case of each of clauses (A) through (C), other than as permitted by Section 8.2.

Section 8.11 Defense of Litigation.

(a) RMT Partner shall keep Remainco informed of the defense of any Action brought by shareholders of RMT Partner or in the name of RMT Partner against RMT Partner or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger; provided that prior to the Effective Time, RMT Partner shall not compromise or settle, or agree to compromise or settle, any such Action to the extent (i) such Action includes Remainco or any of its Subsidiaries, directors or officers as named defendants, or (ii) such compromise, settlement or agreement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner, in each case without the prior written consent of Remainco (not to be unreasonably withheld, conditioned or delayed).

(b) Remainco shall keep RMT Partner informed of the defense of any Action brought by stockholders of Remainco or in the name of Remainco against Remainco or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger; provided that prior to the Effective Time, Remainco shall not compromise or settle, or agree to compromise or settle, any such Action to the extent (i) such Action includes RMT Partner or any of its Subsidiaries, directors or officers as named defendants, or (ii) such compromise, settlement or agreement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner, in each case without the prior written consent of RMT Partner (not to be unreasonably withheld, conditioned or delayed).

Section 8.12 Section 16 Matters. Prior to the Effective Time, RMT Partner, Remainco and Spinco shall take all such steps as may be required to cause any acquisition or dispositions of RMT Partner Common Stock (including derivative securities with respect to RMT Partner Common Stock) and other Interests in RMT Partner, and acquisitions or dispositions of Remainco Common Stock or Spinco Common Stock (including derivative securities with respect to Remainco Common Stock or Spinco Common Stock), in each case resulting from the transactions contemplated by this Agreement, by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to RMT Partner, Remainco or Spinco immediately prior to the Effective Time or will become subject to such reporting obligations, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

Section 8.13 Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Remainco or Spinco, directly or indirectly, the right to control or direct RMT Partner’s operations prior to the Closing in violation of applicable Law. Nothing contained in this Agreement is intended to give RMT Partner, directly or indirectly, the right to control or direct the operations of the Spinco Business prior to the Closing in violation of applicable Law. Prior to the Closing, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 8.14 Exchange Offer. If Remainco consummates the Exchange Offer and Remainco’s stockholders subscribe for less than all of the Spinco Common Stock in the Exchange Offer, Remainco shall distribute, pro rata to its stockholders, any unsubscribed Spinco Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer so that Remainco will be treated for U.S. federal income Tax purposes as having distributed all of the Spinco Common Stock to its stockholders (the “Clean-Up Spin-Off”).

Section 8.15 Employment and Benefit Matters.

(a) Change in Control. Remainco and Spinco acknowledge and agree that the occurrence of the Effective Time shall be treated as a “change in control”, “change of control” or term of similar import, as applicable, for purposes of each RMT Partner Benefit Plan set forth on Section 8.15(a) of the RMT Partner Disclosure Schedule.

(b) Communications. Remainco, Spinco and RMT Partner shall cooperate in good faith (including by providing the other Party with reasonable opportunity to review and comment) with respect to any written broad-based notices or communications materials (including website postings) from RMT Partner or its Affiliates to the current or former employees of RMT Partner or its Affiliates or Spinco Employees or Former Spinco Business Employees, or from Remainco, Spinco or its Affiliates to Spinco Employees or Former Spinco Business Employees or to the current or former employees of RMT Partner or its Affiliates, with respect to the transactions contemplated by the Transaction Documents or employment, compensation or benefits matters of such employees that relate to the transactions contemplated by the Transaction Documents or the period following the Closing Date.

(c) No Third-Party Beneficiaries. Nothing in this Agreement shall confer upon any Person any right to continue in the employ or service of Spinco, RMT Partner or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of Spinco or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Person at any time for any reason whatsoever, with or without cause, in accordance with any Collective Bargaining Agreements. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.15 shall (i) be deemed or construed to be an amendment or other modification of any Spinco Benefit Plan, RMT Partner Benefit Plan or any plan, program or arrangement of Remainco, Spinco, RMT Partner or any of their respective Affiliates, or (ii) create any third-party rights in any current or former service provider or employee of Remainco, Spinco, RMT Partner or any of their respective Affiliates (or any beneficiaries or dependents thereof).

Section 8.16 Employee Non-Solicitation. For the avoidance of doubt, the Parties hereby acknowledge and agree that the non-solicitation provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with the terms thereof.

Section 8.17 Stock Exchange Listing. RMT Partner shall use its reasonable best efforts to cause the shares of RMT Partner Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, and Remainco shall cooperate with RMT Partner with respect to such listing.

Section 8.18 Charter Provisions; Takeover Laws. If (a) the restrictions on business combinations set forth in RMT Partner’s and/or Spinco’s Organizational Documents or (b) any “fair price,” “moratorium,” “business combination,” or “control share acquisition” statute or other similar statute or regulation is or shall become applicable to the transactions contemplated by this Agreement, RMT Partner and the RMT Partner Board and/or Spinco and the Spinco Board shall use reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such restriction, statute or regulation on the transactions contemplated by this Agreement.

Section 8.19 Transaction Documents. RMT Partner shall, or shall cause its applicable Subsidiaries to, execute and deliver to Remainco, at or prior to the Closing, each of the Transaction Documents to which it is or will be a party as of the Effective Time. Each of Remainco and Spinco shall, or shall cause its applicable Subsidiaries to, execute and deliver, at or prior to the Closing, each of the Transaction Documents to which each is or will be a party as of the Effective Time.

Section 8.20 Further Actions.

(a) Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other transactions contemplated hereby and by the Transaction Documents (other than with respect to the matters covered in Section 8.6, which shall be governed by the provisions of Section 8.6 and any Consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger (other than with respect to the matters covered in Section 8.6, which shall be governed by the provisions of Section 8.6 and any Consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement); provided that, none of RMT Partner, Remainco or Spinco or any of their respective Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement; provided that the foregoing shall not preclude consideration of a Party’s efforts in pursuing such consent, approval or waiver for purposes of determining compliance with this Section 8.20.

(b) The Parties agree that, with respect to certain matters relating to the Corteva Letter Agreement and PFAS Substances set forth on Schedule 8.20(b) of the Spinco Disclosure Schedule, the procedures and agreements set forth on Schedule 8.20(b) of the Spinco Disclosure Schedule shall govern.

Section 8.21 Public Announcements. From and after the date hereof until the Closing, Remainco and RMT Partner shall consult in good faith with each other before issuing any press release, having any communication with the press or making any other public statement (including any press conference or conference call with investors or analysts) with respect to the transactions contemplated by this Agreement or the other Transaction Documents, and shall not issue any such press release, have such communication or make any such public statement prior to such consultation (to the extent not previously issued or made in accordance with this Agreement), except in each case (i) as either Remainco or RMT Partner may reasonably determine is required by applicable Law or Governmental Order or any listing arrangement with or rule of the NYSE or other applicable stock exchange, (ii) where such press release or other public statements are consistent with previous press releases, public disclosures or public statements issued or made in accordance with this Agreement (including any filings with the SEC), (iii) for any such press release, communication with the press or other public statement by RMT Partner with respect to any RMT Partner Change in Recommendation made in accordance with this Agreement, any Competing Proposal or as otherwise permitted by Section 8.10 or (iv) as provided in the French Offer Letter. In furtherance and not in limitation of the foregoing, to the extent applicable, as part of any consultation between the Parties (solely to the extent such consultation is required), a draft of such press release, communication or public statement shall be shared and any comments provided shall be considered in good faith.

Section 8.22 Financial Information.

(a) Remainco shall engage its auditors to perform an audit of the financial statements of (x) the Spinco Business and (y) to the extent required by applicable Law, Spinco (before giving effect to the Separation). Remainco will provide RMT Partner with the audited combined and consolidated financial statements of (i) the Spinco Business and (ii) to the extent required by applicable Law, Spinco (before giving effect to the Separation) (except that for Spinco, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (1) the Spinco Business and (2) to the extent required by applicable Law, Spinco (before giving effect to the Separation) as of the Required Periods, and the combined and consolidated statements of earnings, cash flows and parent equity of (A) the Spinco Business and (B) to the extent required by applicable Law, Spinco (before giving effect to the Separation) for the years ended of the Required Periods, together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the Spinco Business and Spinco (collectively, the “Audited Financial Statements”) (it being understood, however, that the Spinco Business has not been operating historically as a separate “standalone” entity and, therefore, the Audited Financial Statements will reflect certain cost and other allocations made that may not reflect what would have been incurred if the Spinco Business had been a standalone business). Remainco shall deliver the Audited Financial Statements prepared on a GAAP basis as promptly as reasonably practicable after the date hereof (it being acknowledged that Remainco intends to deliver such Audited Financial Statements in accordance with the targeted timeline outlined in Section 8.22(a) of the Spinco Disclosure Schedule). Remainco will, as promptly as practicable, procure, at its expense, the delivery of the consents of the independent accountants required to be filed with the RMT Partner Registration Statement.

(b) Remainco shall, from the date hereof until the Closing Date, deliver to RMT Partner, (i) as promptly as reasonably practicable after the end of any fiscal quarter (other than any fourth fiscal quarter) ending after the date hereof copies of the unaudited combined balance sheet of the Spinco Business as of the Required Periods and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for the Required Periods, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings (collectively, the “Subsequent Unaudited Spinco Financial Statements”), which Subsequent Unaudited Spinco Financial Statements shall have been reviewed by the independent accountant for Spinco in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AS 4105, Reviews of Interim Financial Information, and (i) following the delivery of the Audited Financial Statements and for periods subsequent thereto, as promptly as reasonably practicable after the end of each fiscal year, copies of (1) the audited combined balance sheet of the Spinco Business as of the end of each fiscal year of Spinco and the related audited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for such fiscal year, together with comparable financial statements for the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings and subject to the requirements thereof and Spinco’s determination of its fiscal year as permitted in accordance therewith (collectively, the “Subsequent Audited Spinco Financial Statements”) and (2) an audit report, without qualification or exception thereto, on each of the Subsequent Audited Spinco Financial Statements from the independent accountant for Spinco.

(c) In connection with the filing of the Securities Filings, as well as the Financing, Remainco shall use its commercially reasonable efforts prior to and after the Closing to (i) cooperate with RMT Partner in connection with RMT Partner’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for the Securities Filings, including the requirements of Regulation S-X, and for the twelve (12) month period ending on the last day of the most recently completed four fiscal quarter period for which financial statements have been delivered pursuant to this Section 8.22, and (ii) provide and make reasonably available upon reasonable notice and during regular business hours the appropriate senior management employees of Remainco to discuss the materials prepared and delivered pursuant to this Section 8.22(c).

(d) The obligations of Remainco and Spinco in this Agreement to provide certain financial statements and financial information for inclusion in the Securities Filings shall at all times be subject to the requirements of applicable Law. The requirements of applicable Law shall at all times be determined by reference to applicable Law as modified by Section 8.22 of the Spinco Disclosure Schedule, and no action taken by Remainco in accordance with Section 8.22 of the Spinco Disclosure Schedule shall be considered inconsistent with or violative of applicable Law or any of Remainco and Spinco’s obligations with respect to the Securities Filings, in each case, under the terms of this Agreement. To the extent that, after the date of this Agreement, any Governmental Authority, after consultation with Remainco, determines any item set forth in Section 8.22 of the Spinco Disclosure Schedule is not permitted by applicable Law, Section 8.22 of the Spinco Disclosure Schedule shall be deemed modified to remove or modify such item so as to be consistent with the determination of such Governmental Authority, and no previous action by Remainco or Spinco in connection with the former item shall be considered to be a breach of any of their obligations under this Agreement.

Section 8.23 French Works Council.

(a) The Parties acknowledge that, under French labor laws, one or more works councils of Remainco and/or one or more of its Subsidiaries that own French Spinco Assets or directly conduct the French Spinco Business will need to be informed and consulted with respect to the offer made by Spinco to acquire the French Spinco Assets and the French Spinco Business and assume the French Spinco Liabilities (each as defined in the Separation and Distribution Agreement) and that Spinco has made an irrevocable offer, as more fully in described in the offer letter attached to the Separation and Distribution Agreement (and subject to the conditions set forth therein) to acquire the French Spinco Assets and French Spinco Business and assume the French Spinco Liabilities.

(b) If the consummation of the acquisition of the French Spinco Assets and French Spinco Business and assumption of the French Spinco Liabilities is unable to occur concurrently with or prior to the Separation, the Distribution or the Closing in connection with obligations under the French labor laws, (a “Delayed French Closing”), the failure of the French Spinco Assets or French Spinco Business to be acquired by Spinco prior to such times or of the French Spinco Liabilities to be assumed by Spinco prior to such times shall not give rise to any failure of the conditions in Article IX of this Agreement. If the conditions of Article IX of this Agreement are otherwise satisfied Closing shall proceed in accordance with the terms of this Agreement notwithstanding any Delayed French Closing. Remainco and RMT Partner acknowledge and agree that the conditions to the transfer of the French Spinco Assets and French Spinco Business and assumption of the French Spinco Liabilities set forth in the French Offer Letter from Spinco (i) may be satisfied after the conditions to the Internal Reorganization and the Distribution contained in the Separation and Distribution Agreement, and the conditions set forth in Article IX of this Agreement, are satisfied and (ii) are the only conditions applicable to the transfer of the French Spinco Assets and French Spinco Business and assumption of the French Spinco Liabilities. A Delayed French Closing shall not result in any change to the consideration payable pursuant to the terms of this Agreement. In the event of any Delayed French Closing, the provisions of Article VIII applicable to the French Spinco Business that would otherwise have terminated as of the Effective Time pursuant to Section 11.3 shall continue in full force and effect solely with respect to the French Spinco Business until the earlier of the (x) the Delayed French Closing or (y) the rejection of the irrevocable offer made by Spinco with respect to the French Spinco Business as set forth in the French Offer Letter; provided that, for the avoidance doubt, under no circumstances will any failure to comply with Article VIII hereof with respect to the French Spinco Business following the Closing have any effect on the earlier Closing hereunder and upon occurrence of the Delayed French Closing Section 11.3 shall be deemed to apply with respect to Article VIII as it relates to the French Spinco Business as if the “Effective Time” was the date of the Delayed French Closing.

(c) Notwithstanding the fact that, as set forth in Section 2.14 of the Separation and Distribution Agreement, unless and until Remainco (or its relevant Subsidiaries) has executed and delivered to Spinco the France Acceptance Notice (as defined in the Separation and Distribution Agreement), the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities will not be considered to constitute part of the Spinco Assets, Spinco Business or Spinco Liabilities respectively under the Separation and Distribution Agreement, the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities shall be considered, at all times, part of the Spinco Assets, Spinco Business and Spinco Liabilities as such terms are used in this Agreement (including in Article VI and Article VIII hereof).

Section 8.24 Disclosure Schedules. Remainco and Spinco may update, amend, modify or make additions to Sections 6.2 and 6.7 of the Spinco Disclosure Schedule to reflect any necessary changes to such Section as a result of any update, modification or supplement to the Separation Plan made in accordance with the Separation and Distribution Agreement. Any such updates, amendments, modifications or additions to the Spinco Disclosure Schedule shall be deemed to have cured any inaccuracy in or breach of any representation or warranty made in this Agreement.

Section 8.25 Notice of Certain Matters. Subject to applicable Law, each Party shall give prompt notice to the other Party of (a) the occurrence or non-occurrence of any event that has resulted or would reasonably be expected to result in any condition set forth in Section 9.2 or Section 9.3 not being satisfied, and (b) any notice or other communication received from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or the Transaction Documents, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to impair in any material respect the ability of either Party to perform its obligations under this Agreement or materially impede or materially delay the consummation of the Merger and the other transactions contemplated hereby (provided that any breach of this Section 8.25 shall not be deemed to constitute the failure of any condition set forth in Section 9.2(a) or Section 9.3(a), in each case, unless the underlying Effect would independently result in a failure of the conditions set forth in Section 9.2(a) or Section 9.3(a)). Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the parties hereunder.

Section 8.26 Completion of Other Transaction Documents.

(a) If, within forty-five (45) Business Days following delivery of the Audited Financial Statements (the “Target Completion Date”), Spinco or RMT Partner identifies any service that is or was provided to the Spinco Business by Remainco or any of its Subsidiaries at any time during the period commencing twelve (12) months prior to the date hereof until the Target Completion Date (the “Services Period”) (other than any service provided by Dow or Corteva, or an assignee of Dow or Corteva, whether provided prior to, on or after, the “Effective Time” as such term is defined in the DWDP SDA), either directly or indirectly through third-party service providers, which service (i) Remainco or its Subsidiaries continue to provide to the Spinco Business with respect to any operations, businesses or divisions of the Remainco Group and (ii) Spinco or RMT Partner reasonably believes is necessary for the operation or conduct of the Spinco Business following the Closing in substantially the same manner as the Spinco Business was operated or conducted during the Services Period (such service, a “Remainco Provided Eligible Service”), then promptly following a written notice from Spinco or RMT Partner to Remainco to such effect, which written notice shall describe such Remainco Provided Eligible Service, the Parties shall promptly provide for such Remainco Provided Eligible Service to be included in the services schedule on Exhibit A to the Transition Services Agreement pursuant to which Remainco will provide services to Spinco and its Subsidiaries (the “Remainco Provider TSA”) such that Remainco or its Subsidiaries will provide (or arrange for the provision of) such Remainco Provided Eligible Service to Spinco and its Subsidiaries in accordance with the terms of the Remainco Provider TSA and the parties shall negotiate in good faith to enter into a service level agreement (“SLA”) in connection with such Remainco Provided Eligible Service, on terms not inconsistent with those in the Remainco Provider TSA as a whole; provided, that no service listed on Exhibit C to the Form of Transition Services Agreement as an “Intentionally Omitted Service” or related to the excluded items set forth in Section 6.28 of the Spinco Disclosure Schedule shall be deemed a Remainco Provided Eligible Service; provided, further, that, if RMT Partner believes in good faith that Spinco will not be in a reasonable position to procure or provide such service itself, including through RMT Partner, by the Closing Date, RMT Partner shall deliver notice to the Separation Committee (as defined in the Separation and Distribution Agreement) and the Separation Committee shall discuss and consider in good faith the provision and implementation of such Intentionally Omitted Service for the benefit of RMT Partner and/or Spinco.

(b) If, prior to the Target Completion Date, Remainco identifies any service that is or was provided to the Remainco Business by Spinco or any of its Subsidiaries at any time during the Services Period, either directly or indirectly through third-party service providers, which service (i) Spinco or its Subsidiaries continue to provide to the Remainco Business with respect to any operations, businesses or divisions of the Spinco Group and (ii) Remainco reasonably believes is necessary for the operation or conduct of the Remainco Business following the Closing in substantially the same manner as the Remainco Business was operated or conducted during the Services Period (such service, a “Spinco Provided Eligible Service”), then promptly following a written notice from Remainco to Spinco and RMT Partner to such effect, which written notice shall describe such Spinco Provided Eligible Service, the Parties shall promptly provide for such Spinco Provided Eligible Service to be included in the services schedule on Exhibit A to the Transition Services Agreement pursuant to which Spinco will provide services to Remainco (the “Spinco Provider TSA”) such that Spinco or its Subsidiaries will provide (or arrange for the provision of) such Spinco Provided Eligible Service to Remainco and its Subsidiaries in accordance with the terms of the Spinco Provider TSA and the parties shall negotiate in good faith to enter into an SLA in connection with such Spinco Provided Eligible Service on terms not inconsistent with those in the Spinco Provider TSA as a whole.

(c) The SLAs described in Section 8.26(a) and Section 8.26(b) shall be in the form of Exhibit B to the Form of Transition Services Agreement, shall be attached as Exhibit B to the applicable Transition Services Agreement, and shall describe in reasonable detail the nature, scope, service period(s), service fees, and other terms applicable to such service. The compensation associated with any such service shall be determined in accordance with the terms set forth in the Form of Transition Services Agreement.

(d) Each of the Parties shall use reasonable best efforts and shall cooperate in good faith to (i) identify and agree upon any Remainco Provided Eligible Services and Spinco Provided Eligible Services to be listed on Exhibit A to the Remainco Provider TSA and the Spinco Provider TSA, as applicable, (ii) negotiate in good faith and agree upon the terms of such service listed on Exhibit A to the Remainco Provider TSA or Spinco Provider TSA, and any related SLA, in each case to the Remainco Provider TSA or the Spinco Provider TSA in respect of any agreed upon Remainco Provided Eligible Services and Spinco Provided Eligible Services, and (iii) finalize the Remainco Provider TSA and the Spinco Provider TSA (noting that, other than such exhibits as described in clause (i) and (ii) hereof, the terms of the Remainco Provider TSA and the Spinco Provider TSA shall be those set forth in the Form of Transition Services Agreement other than the necessary adjustment of names to reflect the providing and receiving parties and any other changes mutually agreed by the Parties), in each case, prior to the Target Completion Date. Each of the Parties shall use reasonable best efforts and shall cooperate in good faith to cause the execution and delivery of the Remainco Provider TSA and the Spinco Provider TSA, to the extent applicable, on or prior to the Closing Date.

(e) If Exhibit A and the related SLAs on Exhibit B of either of the Remainco Provider TSA or the Spinco Provider TSA are not finalized and mutually agreed by the Parties by the Target Completion Date, the finalization of such terms (including whether any requested service is in fact a Remainco Provided Eligible Service or a Spinco Provided Eligible Service) shall be escalated to appropriate senior executive officers of each of Remainco and RMT Partner for resolution.

(f) If the services to be included on and relevant terms of Exhibit A and the related SLAs on Exhibit B of either of the Remainco Provider TSA or the Spinco Provider TSA are not finalized and mutually agreed by the Parties within thirty (30) days after the Target Completion Date, each of Remainco and RMT Partner shall, within fifty (50) days after the Target Completion Date, select one arbitrator to resolve any remaining disputed terms (which arbitrator need not be neutral and independent of such appointing party, but shall not be a current or former director, officer or employee of such party). If any party fails to appoint an arbitrator within ten (10) days thereafter, such arbitrator shall, at any party’s request, be appointed by the American Arbitration Association (the “AAA”). The two arbitrators so selected shall select a third arbitrator, who will chair the arbitral tribunal. If the two party-appointed arbitrators fail to mutually agree upon the selection of the chair within ten (10) days of the appointment of the second of these party-appointed arbitrators, then, within fifteen (15) days of the appointment of the second of these party-appointed arbitrators, the two party-appointed arbitrators will agree upon and submit to the AAA a list of no less than three and no more than five candidates to chair the panel, and the AAA will select an arbitrator from such list to chair the arbitral tribunal. If the two party-appointed arbitrators fail to submit a list to the AAA within the time period specified herein, or if they otherwise fail to appoint a chair within the time period specified herein, then the chair shall, at any party’s request, be appointed by the AAA. The chair will be neutral and independent of each party. The seat of the arbitration will be New York, New York.

(g) Within 15 days of the constitution of the arbitral tribunal in accordance with Section 8.26(f), Remainco and RMT Partner will (i) jointly submit to the arbitrators a list of services the provision of which is in dispute (the “Disputed Services List”) and (ii) with respect to any services where either the provision of such service is in dispute or where the provision of such service is agreed but the terms thereof are in dispute, each of Remainco and RMT Partner shall submit the proposed terms for the provision of such service in the form of which they would be appended to the applicable Transition Services Agreement (with such proposed terms at all times developed in accordance with the terms and conditions of the Form of Transition Services Agreement). Each of Remainco and RMT Partner may provide a written briefing accompanying their submission of no more than 1 pages per service. The arbitral tribunal will also hold a telephonic or in-person one-day hearing promptly after submission of such materials. The arbitral tribunal shall within 15 days of the hearing render a decision (A) setting forth which services from the Disputed Services List will be provided and (B) to the extent a service is to be provided (whether by decision of the arbitrators or prior agreement of the Parties), selecting either the terms of a service submitted by Remainco or submitted by RMT Partner, in each case to reflect the final SLA to be attached to Exhibit B of the Remainco Provider TSA or the Spinco Provider TSA, as applicable, and with such agreements to constitute the final versions to be executed by the parties thereto at or prior to the Spinco Distribution. The decision of the arbitral tribunal, which shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq., shall be final and binding upon the Parties to the fullest extent permitted by applicable law and may be enforced in any court having jurisdiction. The Parties will execute the Remainco Provider TSA and Spinco Provider TSA, as applicable, reflecting the decision of the arbitral tribunal, as promptly as practicable following the arbitral tribunal’s rendering of the decision, but in no event later than the Spinco Distribution.

(h) The arbitral tribunal agrees to (and the parties agree to cause the arbitral tribunal to) abide by the provisions of this Section 8.26. The arbitral tribunal shall render its decision based on (x) with respect to whether any service is to be provided, the criteria defining a Remainco Provided Eligible Service and a Spinco Eligible Service in Section 8.26(a) and Section 8.26(b) above and whether such service is indeed eligible for provision in accordance with such criteria and (y) with respect to the terms of any service included in the relevant SLA, primarily on the terms and conditions of the Form of Transition Services Agreement and secondarily on the basis of what is reasonable and customary for services of the type in dispute and in transactions of this kind. The arbitral tribunal shall apply the substantive law of the State of Delaware.

Section 8.27 Certain Other Ancillary Agreements.

(a) Promptly following execution of this Agreement, Remainco, Spinco and RMT Partner will prepare initial drafts of the definitive Ancillary Agreements, including those set forth on Section 8.27(a) of the Spinco Disclosure Schedule, on terms that are customary for agreements of this nature. Remainco agrees to, and shall cause Spinco to, and RMT Partner agrees to, and shall cause its Subsidiaries to, execute any such Ancillary Agreement on the terms mutually agreed by Remainco, Spinco and RMT Partner, acting reasonably and in good faith, or on the terms finally decided pursuant to an arbitration proceeding in accordance with this Section 8.27.

(b) Remainco, Spinco and RMT Partner shall use reasonable best efforts and shall cooperate in good faith to finalize the terms of the Ancillary Agreements within one hundred fifty (150) days of the date hereof.

(c) If the terms of any Ancillary Agreement are not finalized and mutually agreed with RMT Partner within one hundred fifty (150) days of the date hereof, the finalization of such terms shall be escalated to appropriate senior executive officers of each of Remainco and RMT Partner for resolution.

(d) If the terms of the Ancillary Agreement are not finalized and mutually agreed with RMT Partner within one hundred eighty (180) days of the date hereof, Remainco and RMT Partner shall, within two hundred ten (210) days of the date hereof, select one arbitrator to resolve any remaining disputed terms (which arbitrator need not be neutral and independent of such appointing party, but shall not be a current or former director, officer or employee of such party). If any party fails to appoint an arbitrator within ten (10) days thereafter, such arbitrator shall, at any party’s request, be appointed by the AAA. The two arbitrators so selected shall select a third arbitrator, who will chair the arbitral tribunal. If the two party-appointed arbitrators fail to mutually agree upon the selection of the chair within ten (10) days of the appointment of the second of these party-appointed arbitrators, then, within fifteen (15) days of the appointment of the second of these party-appointed arbitrators, the two party-appointed arbitrators will agree upon and submit to the AAA a list of no less than three (3) and no more than five (5) candidates to chair the panel, and the AAA will select an arbitrator from such list to chair the arbitral tribunal. If the two party-appointed arbitrators fail to submit a list to the AAA within the time period specified herein, or if they otherwise fail to appoint a chair within the time period specified herein, then the chair shall, at any party’s request, be appointed by the AAA. The chair will be neutral and independent of each party. The seat of the arbitration will be New York, New York.

(e) Within fifteen (15) days of the selection of an arbitration panel in accordance with Section 8.27(d), Remainco and RMT Partner will submit to the arbitrators the most recent drafts of any Ancillary Agreement which is not finalized at such time, reflecting the status of the parties’ negotiations and a list of open issues and written descriptions of each party’s position with respect to each open issue. The arbitrators will also hold a telephone or in-person one-day hearing promptly after submission of such materials. The arbitrators shall within 15 days of the receipt of such material render a decision with respect to each point of disagreement between the parties. Such decision will be binding and nonappealable and sufficiently clear to allow the parties to draft the disputed provisions of the applicable agreement. Remainco agrees to, and shall cause Spinco to, and RMT Partner agrees to, and shall cause its Subsidiaries to, finalize any remaining terms and execute the applicable Ancillary Agreement as promptly as practicable following the arbitrator’s decision but in no event later than the Separation. The arbitral tribunal shall apply the substantive law of the State of Delaware.

(f) Each arbitrator will render his or her decision based primarily on the terms and principles set forth in the this Agreement and the Separation and Distribution Agreement and secondarily on customary provisions for agreements of this nature.

(g) If the applicable parties are unable to reach agreement on any Ancillary Agreement, or any schedules thereto, such that a definitive agreement is not executed and delivered at the time of the Closing, the Closing shall not be delayed and the accuracy of the representations and warranties set forth in Section 6.28 of this Agreement, for purposes of the fulfillment of the closing conditions set forth in Section 9.3 of this Agreement, shall in no event be affected by any failure to execute any Ancillary Agreement. The Parties shall continue to use reasonable best efforts to execute and deliver any definitive agreement that was not executed at or prior to the Closing to the extent identified by either party prior to the Closing, which, for the avoidance of doubt, shall utilize the dispute resolution provision set forth in Section 8.27(d) and Section 8.27(e).

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1 Conditions to the Obligations of Spinco, Remainco, RMT Partner and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Remainco and RMT Partner) at or prior to the Closing of the following conditions:

(a) Regulatory Approval. Any applicable waiting period under the HSR Act shall have expired or been terminated, and any applicable consents, authorizations, orders, or approvals required under other Competition Laws that are listed on Section 9.1(a) of the Spinco Disclosure Schedule and Section 9.1(a) of the RMT Partner Disclosure Schedule shall have been obtained;

(b) Separation. The Separation shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(c) Distribution. The Distribution shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(d) Effectiveness of Registration Statements. Each of the Distribution Registration Statement and the RMT Partner Registration Statement shall have become effective and shall be effective in accordance with the Exchange Act and the Securities Act, as applicable, and shall not be the subject of any stop order or proceeding seeking a stop order;

(e) Stock Exchange Listing. The shares of RMT Partner Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(f) Shareholder Approval. The RMT Partner Shareholder Approval shall have been obtained; and

(g) No Legal Restraint. No court of competent jurisdiction or other Governmental Authority in the jurisdictions set forth on Section 9.1(g) of the Spinco Disclosure Schedule and Section 9.1(g) of the RMT Partner Disclosure Schedule shall have enacted any Law or entered any binding Governmental Order, or taken any other action, whether temporary, preliminary or permanent in nature (each, a “Legal Restraint”), prohibiting, enjoining, restraining or otherwise making illegal the Separation, the Distribution or the Merger.

Section 9.2 Additional Conditions to the Obligations of Remainco and Spinco. The obligation of Remainco and Spinco to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Remainco) at or prior to the Closing of the following additional conditions:

(a) Performance of Covenants. Each RMT Partner Entity shall have, on an aggregate basis, performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time;

(b) Accuracy of Representations. All representations and warranties made by the RMT Partner and Merger Sub set forth in Article VII (other than Section 7.1(a), Section 7.3, Section 7.4(b), Section 7.6, Section 7.16, Section 7.22(a), Section 7.26 and Section 7.27), without giving effect to materiality, “RMT Partner Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “RMT Partner Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, RMT Partner Material Adverse Effect. The representations and warranties made by RMT Partner set forth in Section 7.1(a), Section 7.3, Section 7.4(b), Section 7.6(b), Section 7.6(c), Section 7.16, Section 7.26 and Section 7.27, without giving effect to materiality, “RMT Partner Material Adverse Effect” or similar qualifications, shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties set forth in Section 7.6(a), Section 7.6(d) and Section 7.22(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (other than for any inaccuracies that are de minimis in the aggregate in the case of Section 7.6(a) and Section 7.6(d), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Officer’s Certificate. RMT Partner shall have delivered to Remainco a certificate dated as of the Closing Date signed by a senior officer of RMT Partner certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied;

(d) Tax Opinion. Remainco shall have received the Remainco Tax Opinion, and the Remainco Tax Opinion shall not have been withdrawn or rescinded, or modified in any material respect;

(e) Spinco Special Cash Payment. The Spinco Special Cash Payment shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(f) FIRPTA Certificate. Remainco shall cause Spinco to deliver to RMT Partner a certificate dated as of the Closing Date, in form and substance consistent the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that equity interests in Spinco are not “United States real property interests,” within the meaning of Section 897 of the Code; and

(g) Transaction Documents. RMT Partner (or a Subsidiary thereof) and Merger Sub shall have entered into and delivered the Tax Matters Agreement, at or prior to the Closing Date, and the Tax Matters Agreement shall be in full force and effect as of the Closing Date.

Section 9.3 Additional Conditions to the Obligations of RMT Partner and Merger Sub. The obligation of RMT Partner and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by RMT Partner) at or prior to the Closing of the following additional conditions:

(a) Performance of Covenants. Spinco and Remainco shall have, on an aggregate basis, performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time (other than those in Section 8.7);

(b) Accuracy of Representations. All representations and warranties made by Remainco set forth in Article V and Article VI (other than Section 5.1, Section 5.2, Section 5.3(a)(ii), Section 5.6, Section 6.1(a), Section 6.3, Section 6.4(b), Section 6.6, Section 6.16, Section 6.22(a) and Section 6.26), without giving effect to materiality, “Remainco Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Remainco Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, with respect to the representations and warranties set forth in Article V, a Remainco Material Adverse Effect or, with respect to the representations and warranties set forth in Article VI, a Spinco Material Adverse Effect. The representations and warranties made by Remainco set forth in Section 5.1, Section 5.2, Section 5.3(a)(ii), Section 5.6, Section 6.1(a), Section 6.3, Section 6.4(b), Section 6.6(b), Section 6.6(c), Section 6.16 and Section 6.26, without giving effect to materiality, “Remainco Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications, shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties set forth in Section 6.6(a) and Section 6.22(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (other than for any inaccuracies that are de minimis in the aggregate in the case of Section 6.6(a), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Officer’s Certificate. Remainco shall have delivered to RMT Partner a certificate dated as of the Closing Date signed by a senior officer of Remainco certifying that each of the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied; and

(d) Transaction Documents. Remainco and Spinco (or a Subsidiary thereof) shall have entered into and delivered the Tax Matters Agreement, the Intellectual Property Cross-License Agreement and the Transition Services Agreement, at or prior to the Closing Date, and each such agreement shall be in full force and effect as of the Closing Date.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, whether before or after the RMT Partner Shareholder Approval:

(a) by mutual written agreement of Remainco and RMT Partner;

(b) by Remainco or RMT Partner, if any final and non-appealable Legal Restraint is in effect which permanently prohibits, enjoins, restrains or otherwise makes illegal the consummation of the Merger; provided that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement proximately contributed to the enactment or issuance of any such Law;

(c) by Remainco or RMT Partner, if the Closing shall not have occurred on or prior to March 15, 2021 (the “Initial Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Transaction Documents has proximately contributed to the failure of the Closing to occur on or prior to such date; provided, further, that (x) if on the Initial Outside Date one or both of the conditions to Closing set forth in Section 9.1(a) or Section 9.1(g) (but for purposes of Section 9.1(g) only if failure to fulfill such condition is attributable to a Competition Law) shall not have been fulfilled but all other conditions to Closing set forth in Article IX shall have been satisfied or waived, as applicable (except for the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing; provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Initial Outside Date shall automatically be extended to June 15, 2021(the “Extended Outside Date”). As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to the foregoing proviso, in which case, the term “Outside Date” shall mean the date to which the Outside Date has been extended;

(d) by RMT Partner, upon written notice to Remainco, in the event of a breach of any representation, warranty, covenant or agreement on the part of Remainco or any of its Subsidiaries, such that the conditions set forth in Section 9.3 would not be capable of being satisfied, and which breach is not cured by Remainco or its Subsidiaries by the date that is sixty (60) days following delivery of written notice by RMT Partner to Remainco; provided, however, that RMT Partner shall not be permitted to terminate this Agreement pursuant to this Section 10.1(d) at any time prior to the Initial Outside Date (and, at such time, only if such breach remains uncured as of such date) if, prior to the date that is sixty (60) days following RMT Partner’s delivery of such written notice, Remainco shall have delivered to RMT Partner a certificate signed by a senior officer of Remainco certifying that Remainco has determined in good faith (after consultation with its outside legal counsel) that such breach is reasonably expected to be cured prior to the Initial Outside Date;

(e) by Remainco, upon written notice to RMT Partner, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of any of the RMT Partner Entities, such that the conditions specified in Section 9.2 would not be capable of being satisfied, and which breach is not cured by the date that is sixty (60) days following the delivery of written notice by Remainco to RMT Partner; provided, however that if Remainco shall have delivered an officer’s certificate pursuant to Section 10.1(d), then Remainco shall not be permitted to terminate this Agreement pursuant to this Section 10.1(e) at any time prior to the earlier of (i) the Business Day occurring two (2) Business Days after the Initial Outside Date and (ii) the date Remainco has cured the breach specified in such officer’s certificate;

(f) by Remainco or RMT Partner, if the RMT Partner Shareholder Approval shall not have been obtained upon a vote taken thereon at the RMT Partner Shareholders Meeting (including any adjournment or postponement of the RMT Partner Shareholders Meeting pursuant to Section 8.5(b)); provided that the right to terminate this Agreement pursuant to this Section 10.1(f) shall not be available to RMT Partner if any action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain the RMT Partner Shareholder Approval;

(g) by Remainco, prior to receipt of the RMT Partner Shareholder Approval, if (i) the RMT Partner Board (or any committee thereof) shall have effected (whether by resolution or public announcement) a RMT Partner Change in Recommendation or (ii) if after the receipt and public disclosure of a Competing Proposal, the RMT Partner Board shall have failed to publicly reaffirm the RMT Partner Recommendation within ten (10) Business Days of such public disclosure (and if the RMT Partner Shareholders Meeting is scheduled to be held within ten (10) Business Days, then within two (2) Business Days of such public disclosure); or

(h) by Remainco, prior to receipt of the RMT Partner Shareholder Approval, if RMT Partner shall have breached in any material respect any of its obligations under Section 8.5 or Section 8.10.

Section 10.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from fraud or Willful Breach; provided, further, that the second and third sentences of Section 8.8, this Section 10.2, Section 10.3 and Article XI hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement and shall survive any such termination in accordance with its terms.

Section 10.3 Expenses; Termination Payment.

(a) Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including this Section 10.3, and except for (i) the expenses in connection with printing and mailing the securities filings and the disclosure documents required in connection with the transactions contemplated in this Agreement, including the actions specified in Section 8.4, (ii) all SEC filing fees relating to the transactions contemplated by this Agreement, (iii) the fees in connection with the approvals required under Section 8.6 related to the Merger and (iv) the Commitment Fees (including fees for prepayment in respect of any incurred Financing), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses. The fees and expenses in clauses (i) through (iii) above shall be borne, in each case, equally by Remainco and RMT Partner in the event that this Agreement is terminated in accordance with its terms or if the Closing occurs. The fees and expenses in clause (iv) above shall be borne (A) entirely by Spinco if the Closing occurs, and (B) equally by Remainco and RMT Partner if the Agreement terminates; provided that (1) if this Agreement is terminated by RMT Partner pursuant to Section 10.1(d), the fees and expenses in clause (iv) shall be borne entirely by Remainco, and (2) if this Agreement is terminated by Remainco pursuant to Section 10.1(e), the fees and expenses in clause (iv) shall be borne entirely by RMT Partner.

(b) RMT Partner shall pay to Remainco, by way of compensation, $521.5 million (the “Termination Payment”), by wire transfer of immediately available funds (in U.S. dollars) to an account or accounts specified by Remainco, if this Agreement is terminated as follows:

(i) if this Agreement is terminated pursuant to Section 10.1(g) or Section 10.1(h), then RMT Partner shall pay, or cause to be paid, the entire Termination Payment on the third (3rd) Business Day following such termination; or

(ii) if (x) this Agreement is terminated (1) by Remainco or RMT Partner pursuant to (A) Section 10.1(c) or (B) Section 10.1(f) or (2) by Remainco pursuant Section 10.1(e), (y) prior to such termination, in the case of subclause (x)(1)(B) of this clause (ii), a Competing Proposal shall have been publicly announced or otherwise becomes publicly known after the date of this Agreement and prior to the RMT Partner Shareholder Approval, or, in the case of clause (x)(1)(A) and (x)(2) of this subclause (ii), a Competing Proposal shall have been publicly announced or otherwise becomes publicly known or shall have been communicated to the RMT Partner Board after the date of this Agreement and prior to such termination, and (z) on or prior to the date that is twelve (12) months after the date of such termination, a Competing Proposal is consummated or RMT Partner enters into a definitive written agreement in respect of a Competing Proposal (which need not be the same Competing Proposal referred to in clause (y)), then RMT Partner shall be obligated to pay the Termination Payment on the third (3rd) Business Day following the earlier of the date RMT Partner enters into a definitive agreement in respect of or consummates such Competing Proposal; provided that, solely for purposes of this Section 10.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 8.10(e)(i), except that all references to 15% shall be changed to 50%.

(c) In the event this Agreement is terminated by either Remainco or RMT Partner pursuant to Section 10.1(f), then RMT Partner shall pay to Remainco (by wire transfer of immediately available funds promptly following delivery by Remainco to RMT Partner of a written statement setting forth the amount of the Remainco Expenses, including specifying the portion of Remainco Expenses paid to each vendor on a vendor-by-vendor basis), all reasonable out-of-pocket costs, fees and expenses incurred by Remainco (and, for the avoidance of doubt, Spinco) in connection with this Agreement and the transactions contemplated by this Agreement, including any costs, fees and expenses allocated and paid by Remainco pursuant to Section 10.3(a) (the “Remainco Expenses”); provided that RMT Partner shall not be obligated to pay the Remainco Expenses in excess of $75 million; provided, further, that any payment of the Remainco Expenses shall not affect Remainco’s right to receive any Termination Payment otherwise due under Section 10.3(b), but shall reduce, on a dollar-for-dollar basis, any Termination Payment that becomes due and payable under Section 10.3(b).

(d) In the event that, following delivery of the officer’s certificate contemplated by Section 10.1(d), this Agreement is terminated (i) by RMT Partner pursuant to Section 10.1(d) or (ii) by Remainco or RMT Partner pursuant to Section 10.1(b), Section 10.1(c) or Section 10.1(f) and, in either case, Remainco failed to cure the breach specified such officer’s certificate prior to such termination, then Remainco shall pay to RMT Partner (by wire transfer of immediately available funds promptly following delivery by RMT Partner to Remainco of a written statement setting forth the amount of RMT Partner Expenses, including specifying the portion of RMT Partner Expenses paid to each vendor on a vendor-by-vendor basis), an amount equal to all reasonable out-of-pocket costs, fees and expenses incurred by RMT Partner in connection with this Agreement and the transactions contemplated by this Agreement and the transactions contemplated by this Agreement (the “RMT Partner Expenses”); provided that Remainco shall not be obligated to pay the RMT Partner Expenses in excess of $75 million.

(e) In the event of the valid termination of this Agreement in accordance with this Article X under circumstances in which the Termination Payment is payable pursuant to this Section 10.3, it is agreed that the Termination Payment is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Remainco and Spinco in the circumstances in which such Termination Payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated hereby and by the Transaction Documents, which amount would otherwise be impossible to calculate with precision. Except with respect to claims resulting from fraud or Willful Breach by the RMT Partner Entities, payment of any Termination Payment shall constitute the sole and exclusive remedy of Remainco and its Subsidiaries against the RMT Partner Entities, their respective Subsidiaries and Affiliates, the Spinco Lenders, the other Financing Sources and each of their respective Representatives, in circumstances where the Termination Payment is payable under this Agreement and the Termination Payment is paid. For the avoidance of doubt, the payment by RMT Partner of the Termination Payment shall not relieve the RMT Partner Entities, their respective Subsidiaries and Affiliates from any liability or damages resulting from fraud or Willful Breach. Each Party agrees that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if RMT Partner fails to pay any amounts due under this Section 10.3 and, in order to obtain such payment, Remainco commences a suit that results in a judgment against RMT Partner for such amounts, RMT Partner shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at a rate per annum equal to the Prime Rate in effect from time to time for the relevant period, together with the costs and expenses of Remainco (including reasonable legal fees and expenses) in connection with such suit.

(f) The Parties acknowledge and agree that in no event shall RMT Partner be required to pay more than one Termination Payment, even if a Termination Payment may be payable under more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events. Notwithstanding anything to the contrary contained in this Section 10.3 or elsewhere in this Agreement, in the event this Agreement is terminated by RMT Partner for any reason at a time when Remainco would have the right to terminate this Agreement, Remainco shall be entitled to receipt of any Termination Payment that would have been (or would have subsequently become) payable had Remainco terminated this Agreement at such time.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Complete Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter.

Section 11.2 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in more than one counterpart, all of which shall be considered one and the same agreement, each of which when executed shall be deemed to be an original, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 11.3 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto (excluding, for the avoidance of doubt, any Ancillary Agreement) shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 10.1, as the case may be, except as set forth in Section 10.2 and except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable), which shall survive until they are fully effectuated or performed.

Section 11.4 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by email (provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 11.4 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 11.4 (excluding “out of office” or other automated replies)), (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the address for such Party set forth on a schedule to be delivered by each Party to the address set forth below (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.4):

if to Remainco or Spinco, to:

DuPont de Nemours, Inc.

974 Centre Road, Building 730

Wilmington, DE 19805

Attention: General Counsel

Email: Erik.T.Hoover@dupont.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Brandon Van Dyke

Email: brandon.vandyke@skadden.com

Facsimile: (917) 777-3743

if to RMT Partner or Merger Sub, to:

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

Attn: Anne Chwat, General Counsel

Email: anne.chwat@iff.com

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Benet J. O’Reilly

Kyle A. Harris

Email: boreilly@cgsh.com

kaharris@cgsh.com

Section 11.5 Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 11.5(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided that after the RMT Partner Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of RMT Partner without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. The failure or delay of any Party to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and which makes reference to this Agreement; provided that any amendments or modifications to this Section 11.5(b), Section 10.3, Section 11.6(b), Section 11.6(c) or Section 11.7, to the extent adversely affecting any of the Spinco Lenders or any of the other Financing Sources, shall not be effective with respect to such affected Spinco Lenders or Financing Sources unless such affected Financing Sources party to the Spinco Commitment Letter or any other applicable Financing Agreement provide their prior written consent to such amendment or modification.

Section 11.6 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

(b) From the date hereof until Closing, each Party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, the United States District Court for the District of Delaware (or, if such court shall not have jurisdiction, any state court in the state of Delaware), and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby, and each Party hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such other courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such other courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such other courts. Notwithstanding anything to the contrary contained in this Agreement, each Party on behalf of itself and its controlled Affiliates: (i) agrees that it will not bring or support any legal proceeding against any of the Spinco Lenders or any of the other Financing Sources in any way relating to the Financing in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Spinco Commitment Letter or the other Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Spinco Lenders or any of the other Financing Sources relating to this Agreement, the Merger, or any of the transactions contemplated by this Agreement or the performance of services related hereto, including any dispute arising out of or relating in any way to the Financing, shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding against any of the Spinco Lenders or any of the other Financing Sources relating to the Financing; and (iv) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding against any of the Spinco Lenders or any of the other Financing Sources relating to the Financing in any such court. Each Party agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. From and after the Closing, other than any Action expressly related to the performance of the Parties under this Agreement (which shall continue to be governed by this Section 11.6) any Action regarding the Separation and Distribution Agreement or any Transaction Document shall be resolved in accordance with the terms thereof.

(c) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6(c).

Section 11.7 Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties and any attempted assignment or delegation in breach of this Section 11.7 shall be null and void; provided, however, that Spinco may collaterally assign its rights (but not obligations) under this Agreement to any of the Spinco Lenders or any Lender Related Party or other financing source. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 8.9 and this Section 11.7 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, Spinco Lenders or other Financing Sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Notwithstanding the foregoing, the Spinco Lenders and the other Financing Sources are third-party beneficiaries of Section 10.3(e), Section 11.5(b), Section 11.6(b), Section 11.6(c) and this Section 11.7. This Section 11.7(b) shall not affect (a) the rights of the Persons party to the Spinco Commitment Letter to enforce the Spinco Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 8.7.

Section 11.8 Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 11.9 Specific Performance. The Parties acknowledge and agree that irreparable harm would occur in the event that the Parties do not perform any provision of this Agreement (or, prior to the Closing, any Transaction Document) in accordance with its specific terms or otherwise breach this Agreement (or, prior to the Closing, any Transaction Document) and the remedies at law for any breach or threatened (whether or not in writing) breach of this Agreement (or, prior to the Closing, any Transaction Document), including monetary damages, are inadequate compensation for any Loss. Accordingly, in the event of any actual or threatened (whether or not in writing) default in, or breach of, any of the terms, conditions and provisions of this Agreement (or, prior to the Closing, any Transaction Document), the Parties agree that the Party to this Agreement who is thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its or their rights under this Agreement or, if they are Party to a Transaction Document, such Transaction Document, without the necessity of proving actual damages or the inadequacy of monetary damages as a remedy, in addition to any other remedy to which such Party is entitled at law or in equity. Without limiting the generality of the foregoing, the Parties hereto agree that each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and the obligations with respect to the Financing), in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, if the conditions set forth in Article IX have been satisfied (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law). The Parties agree that any defense in any Action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 11.10 Severability. In the event any one or more of the provisions contained in this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid, legal and enforceable provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid, legal and enforceable provision giving effect to the intent of the Parties.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DUPONT DE NEMOURS, INC.

By:	/s/ Marc Doyle
Name: Marc Doyle
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

NUTRITION & BIOSCIENCES, INC.

By:	/s/ Marc Doyle
Name: Marc Doyle
Title: President

[Signature Page to Agreement and Plan of Merger]

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Andreas Fibig
Name: Andreas Fibig
Title: Chief Executive Officer and Chairman

[Signature Page to Agreement and Plan of Merger]

NEPTUNE MERGER SUB I INC.

By:	/s/ Robert Anderson
Name: Robert Anderson
Title: President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]